SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2013

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Annual Report and Consolidated Financial Statements

as of December 31, 2012

(presented on a comparative basis with 2011 and 2010)

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2012

Annual Report

             1. Letter to the Shareholders

             2. Macroeconomic Overview

             3. 2012 Business Performance

3.1. Oil and Gas Exploration and Production

3.2. Refining and Distribution

3.3. Petrochemicals

3.4. Gas and Energy

             4. A Company behind Business

4.1. Quality, Safety, Environment and Health

4.2. Our People

4.3. Corporate Social Responsibility

4.4. Communications

             5. Corporate Governance

             6. Dividends

             7. Analysis of the Consolidated Results of Operations

             8. Summarized Balance Sheet and Income Statement Structure

             9. Statistical Data

           10. Listed Price of Company’s Shares

           11. Board of Directors’ Proposal

           Annex I: Corporate Governance Code Report (GR 516/07 of the CNV)

Consolidated Statements

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Financial Position

Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Independent Accountants’ Report

1. Letter to the Shareholders

To our Shareholders

In 2012, Petrobras Argentina consolidated as a competitive and sustainable company focused on its core businesses, committed to the supply of high quality products to the community and recognized for its respect to the environment.

Concerning the Oil and Gas Exploration and Production business, we made investments of P$1,610 million in exploration and development in addition to P$1,115 million in the acquisition of Petrolera Entre Lomas. As a result, production in Argentina totaled 93.1 thousand barrels of oil equivalent per day in December, accounting for a 5% increase compared to the same month of previous year. In addition, positive results were obtained from our exploration efforts: we discovered 2 new oil and gas fields in Santa Cruz, with preliminary volume estimates of 17 million barrels of oil equivalent. We also continued working on the development of non-conventional reserves: we already have 22 non-conventional gas production wells in Neuquén, with a production of approximately 1.18 million cubic meters per day as of December and we are drilling the first shale oil well which represents an unprecedented milestone since it is the first well of this type in the Company.

Regarding the Refining and Distribution business, we continued making operational improvements at Bahía Blanca Refinery which resulted in a 7% increase in oil processing capacity, with processed crude oil volumes totaling 29 thousand barrels per day. In addition, we made the necessary adjustments to formulate and deliver gasoline and diesel oil with lower sulphur content and performed the scheduled shutdowns required to ensure excellent operating conditions. Sales for this business unit totaled P$6,846 million while investments in Argentina totaled P$192 million.

In the Petrochemicals business, monomer styrene sales volumes totaled 39 thousand tons in the domestic market. Moreover, the Company’s sales volumes of polystyrene increased by 3% to 55 thousand tons. Sales for this business unit totaled P$2,870 million. We made investments totaling P$60 million in improvements at Puerto General San Martín Plant.

Finally, in the Gas and Energy business segment, we maintained an excellent reliability level at Genelba, Genelba Plus and Pichi Picún Leufú Power Plants, reaching levels of 97.6%, 100% and 100%, respectively. Moreover, energy delivered by Genelba increased 5% to 6,341 GWh, accounting for an about 4% rise for the whole generation unit. We obtained authorization to operate under the Energía Plus modality at the EcoEnergía Power Plant. This plant supplied 14 MW renewable energy to the system and allowed the Company to diversify generation supply. In line with recent years, Genelba Power Plant management stands out among the best in the world. This was evidenced by the Special Mention received from Fundación Premio Nacional de la Calidad (i.e.: the national quality award foundation) for Management of Productive Processes.

Results for 2012 were also encouraging for they reflect the Company’s irrevocable commitment to management with a strong orientation on sustainability. Along these lines, Petrobras Argentina issued its second Social and Environmental Report, a document describing the performance and strategy required to do business with social and environmental responsibility. In addition, the Company implemented the Corporate Volunteer Program and launched the Fourth Contest on Social Projects. As regards this Contest, the Company extended the term of support, increased the budget allocated to organizations and included socially based production undertakings focused on the most vulnerable sectors.

In addition, during the year under review we completed the implementation plan of the International Financial Reporting Standards (“IFRS”), which will allow us to report our financial statements as from 2013 following globally consolidated standards which are considered highly recognized benchmarks for investors and analysts from all over the world.

In 2012 and as it did during the last 5 years, Petrobras Argentina distributed dividends in cash amounting to P$211 million.

We are optimistic about the future of Petrobras Argentina and we now renew our commitment to consolidating a profitable, competitive and sustainable company, committed to the country’s interests, by efficiently managing our operations, ensuring the best use of available resources and capitalizing on new business opportunities. The Company relies on a work team with the capabilities and enthusiasm required to accomplish such objectives.

Outlook

In 2013 the Company plans to prioritize learning through the development of non-conventional oil and gas, leverage its portfolio assets in the search for greater competitiveness and set the bases for a future production at more competitive costs.

Concerning Oil and Gas Exploration and Production, the Company plans to continue with and strengthen the development of non-conventional hydrocarbons aiming at both increasing production and gradually reducing the costs of these activities. In line with the activities performed during 2012, the Company will continue with its goal of making discoveries as those made last year in conventional targets.

Concerning Refining and Distribution, the Company will go forward with investments involving logistics adjustments that will allow us to formulate fuels in accordance with market specifications.

In the Petrochemicals business segment, we will focus on securing availability of basic raw material at prices in line with those for our products. We will also concentrate on placing all other costs at the level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable marketing alternatives.

Summing up, in 2013 the Company will aim at consolidating its strategy of concentrating its portfolio on competitive assets in Argentina, focused on production and the recovery of oil and gas reserves, and will set the bases for the consolidation of future growth alternatives while contributing to the development of the communities where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

2. Macroeconomic Overview – 2012

International Context

The worsening of the European sovereign debt crisis, the economic slowdown of emerging countries and the recovery of the United States economy – not quite consolidated yet -, have been the highlights of 2012.

The world growth rate was estimated at about 2.9%, slightly lower than expected. The United States recorded a 2.2% positive growth rate at year end. The European Union, in turn, was not able to reverse its negative annual growth rate that closed at about -0.5%, while emerging countries reached a 4.6% growth rate.

In the Eurozone, Greece, Portugal and Spain received the support of the European Central Bank and multilateral organizations in exchange for their commitment to implement adjustment measures. Unemployment, with rates of about 25%, strongly affected those countries’ societies and raises doubts about whether rescue packages that prevented the collapse of the financial system and the euro will finally lead these countries to a path of growth. Among the Eurozone countries, only France and Germany have not shown negative variations in their activity level so far. Germany, the best performing country, grew only 1% in 2012, well below the 3% growth seen in 2011.

By maintaining an expansive monetary policy, the United States avoided going again into recession and resumed growth in the third quarter, with a slow but steady improvement in job creation and real estate sales and prices. The European contagion adversely affected the United States’ trade balance but the Federal Reserve dampened speculations on the need to increase interest rates. Since the monetary authority did not see a core inflation rate above 2.2%, it decided to launch a third round of quantitative easing, extend Operation Twist – a plan to purchase long-term securities while selling short-term bonds to flatten the yield curve - and finally announce that it will maintain an expansive and low-rate monetary policy until unemployment rate falls to below 6.5%.

On November 6, President Barack Obama was re-elected for a second term with 50.8% of the votes.

Emerging economies, in turn, continue to be the drivers of the world economic growth but at less impressive rates than those seen until some years ago. The fall in the activity level in Europe with a crisis hitting the banking system and the sovereign debt led to a drop in exports of developing countries and caused a reversal of capital flows to support corporate headquarters in Europe. China, the main driver of emerging countries’ growth, closed the year with a 7.7% economic growth rate. During 2011, China tightened credit lending and public investment slowed down in the face of a sudden collapse in the real estate sector and an increase in idle capacity. During 2012, as these risks disappeared, China eased tightening policies and the economy resumed its pace of growth. On November 8, party elections were held in China and Xi Jinping was elected President, succeeding Hu Jintao who has ruled the Chinese giant country for a decade.

Oil

In spite of the debt crisis in the Eurozone and the implications in the rest of the world, in 2012 prices for most commodities remained steady and unusually less volatile compared to other periods.

Crude oil world demand, affected by the movements of macroeconomic variables, exhibited a rise of only 0.9%, 0.76 million barrels per day – which led consumption to 88.8 million barrels. In this respect, this was the weakest variation in crude oil consumption since 2009. Even though emerging economies exhibited generalized positive figures, the portion attributable to China showed a significant slowdown as a result of the fall in China’s industrial activity level. Developed economies, in turn, averaged yoy drops except for Japan which exhibited an increased consumption of fossil fuels over nuclear sources.

Supply exhibited a yoy rise of 2.8%, OPEC countries being responsible for 60% of such increase in supply: higher volumes supplied by Libya -after the war conflict ended-, Saudi Arabia, Kuwait and Iraq could more than offset the Iranian drop in supply affected by the UN sanctions. Sales by non-OPEC countries showed an aggregate increase driven almost exclusively by the performance of non-conventional fields in the United States (shale oil) and Canada (oil sands), in contrast to the structural drop in the North Sea and production stagnation in Russia.

West Texas Intermediate (WTI) reference crude oil averaged US$94.2 per barrel, only 0.9% lower compared to the same period of 2011. UK Brent crude oil - recent benchmark for global crude oils - averaged US$112.1 per barrel, with a premium over the WTI of approximately US$18.

Argentina

In 2012, the Argentine economy was able to maintain positive but lower growth levels compared to 2011, as a result of domestic and foreign factors including the European debt crisis, the slowdown of emerging countries and the effects of a short drought period and a subsequent flood period.

Consumption was the main component which supported the positive variation in GDP. Exports fell 3% compared to previous year, mainly due to the above mentioned foreign factors, while imports declined 7%, with a trade surplus of over US$12 billion. In spite of such trade surplus and a reduced drainage of foreign currency, the BCRA’s international reserves closed the year at US$43 billion as a consequence of the use by Argentine government of BCRA’s reserves to honor sovereign foreign debt commitments.

The BCRA continued implementing an expansive monetary policy. The exchange rate closed at P$4.91 per dollar by the end of the year, accounting for a 14% yoy variation. The country risk premium ended at 981 basis points, affected during the last part of the year by attachments and a ruling issued by a U.S. Court of First Instance in favor of holdouts. However, the U.S. Court of Appeals granted the provisional remedy requested by Argentina who expressed its willingness to reopen debt restructuring if the Court of Appeals urges the parties to implement a payment scheme similar to the two previous exchange offers made by Argentina.

Regarding energy, oil and gas production showed an average decline of 3% compared to 2011. Natural gas domestic supply was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar, and with natural gas imports from Bolivia.

Liquid fuel demand showed dissimilar trends. While gasoline exhibited a 7% yoy growth, diesel oil demand showed an almost 5% shrinkage mainly affected by the lower performance of industrial activities and grain transportation.

Electricity demand, in turn, recorded a 4.2% increase compared to previous year.

3. 2012 Business Performance

3.1. Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is Petrobras Argentina’s core business: excellence in this sector is the first step to quality in all the oil related products that reach the Company’s clients.

Petrobras Argentina is one of the largest hydrocarbon exploration and production companies in Argentina: it currently has a presence in the country’s major oil basins, from which it obtains oil, natural gas and LPG, and holds a controlling equity interest in PELSA and a minority equity interest in Oleoductos del Valle. In addition, the Company maintains an investment portfolio in other Latin American countries, including assets in Bolivia and a minority equity interest in assets in Venezuela, through Mixed Companies, and in Ecuador, through Oleoducto de Crudos Pesados.

In 2012, the Company

- Made exploration and development investments in Argentina in an amount of P$1,610 million.

- Acquired a 39.671% equity interest in PELSA which involved an investment of P$1,115 million. This company has a 73.15% interest in its concession areas, which are located in the Neuquén basin and whose production is approximately 14 thousand barrels of oil equivalent per day.

- Achieved an average daily production of 90,800 barrels of oil equivalent in Argentina, including controlled and related companies.

- Announced the discovery of two fields, both located in the province of Santa Cruz, with preliminary volume estimates of 17 million barrels of oil equivalent.

- Performed studies on shale oil and shale gas in the Neuquén and Austral basins, with the aim of developing non-conventional reserves.

- Started drilling in Rincón de Aranda area, province of Neuquén, the Company’s first shale oil exploration well, with the aim of testing oil production potential in Vaca Muerta formation.

3.1.1. Production and investments

In 2012, oil and gas production, including related companies’ production, totaled 101,600 barrels of oil equivalent per day, accounting for a 3% increase compared to 2011 which is mainly attributable to the production increase in Argentina resulting from the acquisition of Petrolera Entre Lomas S.A., partially offset by a decline in production in Mixed Companies in Venezuela and in Bolivia.

Argentina

Production in Argentina averaged 90,800 barrels of oil equivalent per day.  Production in Argentina, including related companies’ production, accounted for a 6% increase compared to 2011. This rise was mainly attributable to the acquisition of a 39.671% interest in PELSA, drilling activities in Medanito, start of production of gas wells and commissioning of Estancia Agua Fresca Crude Oil Treatment Plant in 2011, in Santa Cruz. This was offset by the natural decline of the Company’s mature fields.

With a strong presence in the Neuquén and Austral basins, during 2012 Petrobras Argentina’s investment plan involved drilling of 54 producing and injection wells and repair of 90 wells. This includes drillings in 48 wells and workover activities in 76 wells in the Neuquén basin, and drillings in 6 wells and repair works in 14 wells in the Austral basin.

Specifically in the Neuquén basin, the Company focused oil drilling activities on Medanito area and natural gas drilling activities on Río Neuquén, El Mangrullo, Sierra Chata and Aguada de la Arena areas.  Workover activities in oil wells were mainly performed in Puesto Hernández and Medanito areas and, to a lesser extent, in natural gas development projects.

In El Mangrullo area, as a result of the interconnection of the Sierra Chata - Aguada de la Arena gas pipeline, retroffiting of facilities and drilling of two wells in Mulichinco Sudeste formation and one well in Mulichinco Central formation, gas production increased 8% to 1,600 thousand cubic meters per day. Such gas is sold under the “Gas Plus” natural gas production incentive program.

In Río Neuquén area, daily average gas production increased 20% as a result of drilling of 3 wells with target in the Punta Rosada formation. Gas produced in Río Neuquén is tight gas which is sold under the “Gas Plus” program.

In the Austral basin, in turn, the Company’s 2012 investment plan involved drilling of 6 producing wells, 3 of them in the Estancia Agua Fresca Oil Field, and repair of 14 wells.

In addition, production from Estancia Agua Fresca field increased 43% compared to 2011 as a result of the start up of the crude oil treatment plant by mid 2011, and retroffiting and development of gas wells.

Veta Escondida Exploitation Concession

On April 4, 2012, Petrobras Argentina was given notice of the decision of the government of the Province of Neuquén to terminate the exploitation concession for the Veta Escondida area. In this respect, the Company did not commit any breach allowing the Government of Neuquén to make this decision and complied with all licensee requirements. The Company understands that its exploration and exploitation rights are still in force, within the framework of the concession and the respective renegotiation for extension of the term, as agreed with the Province of Neuquén under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, which MOA provides for the termination of the concession in 2027. Within this context, the Company enforced its rights by filing before the Argentine Supreme Court an action for the protection of its constitutional rights (“acción de amparo”) seeking a provisional remedy. On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the Decree until a decision on the merits of the case is made.

Venezuela – Equity Interest in Mixed Companies

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 6,790 barrels of oil per day, accounting for a 19% drop compared to 2011 in fields operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A.

Bolivia

In Bolivia, production totaled approximately 4,000 barrels of oil equivalent per day, 13% lower compared to 2011, of which 18.6 million cubic feet per day are attributable to gas production (3,100 barrels of oil equivalent per day) and 890 barrels of oil per day are attributable to liquid hydrocarbon production, including LPG. This drop is attributable to the natural decline of mature fields with high production rates, offset by the addition of production wells as a result of investments made during the year.

3.1.2. Exploration

For Petrobras Argentina exploration is the main vehicle for reserve replacement. Therefore, in 2012 the Company made exploration investments in an amount of US$23.9 million, mainly directed to drilling of 5 wells.

Onshore activities

During 2012, Petrobras Argentina performed drilling in 5 onshore wells: 3 in the Austral basin, 2 of which were productive wells, La Cancha Austral x-1 well in Estancia Agua Fresca block and Estancia Campos x-1 well in Puesto Peter block. The other 2 exploration wells were drilled in the Neuquén basin.

In June 2012, Petrobras Argentina announced the discovery of a new field in Estancia Agua Fresca Exploitation Concession area, located in the province of Santa Cruz. This finding resulted from the drilling of La Cancha Austral x-1 exploration well, at a depth of 3,020 meters. Preliminary test results indicate the presence of gas and oil, with estimated volumes of approximately 6 million barrels of oil equivalent.

In November 2012, Petrobras Argentina announced a second discovery.  This discovery involves a new field in the northern area of Puesto Peter Exploitation Concession, also in the province of Santa Cruz. The hydrocarbon discovery in Springhill formation, at a depth of 3,255 meters, was made while drilling Estancia Campos x-1 exploration well. Preliminary test results indicate the presence of gas and oil, with estimated volumes of approximately 11 million barrels of oil equivalent.

New opportunities

The Company prioritizes the development of new business opportunities associated to non-conventional gas and oil reserves in Argentina. In this respect, during drilling of Estancia Campos x-1 well in 2012, rock and fluid samples were taken from Palermo Aike, this being the generating rock in the Austral basin. This test drilling resulted in the discovery of a conventional reservoir in Springhill formation at a greater depth. In addition, semi-regional appraisal studies were performed both in Springhill and Palermo Aike formations.

Studies relating to shale oil and shale gas were performed in the Neuquén basin, in order to locate exploration wells in Vaca Muerta formation, the first of which started to be drilled late in 2012 in Rincón de Aranda block.

New concessions

In May 2012, Petrobras Argentina was awarded 3 new oil and gas Exploitation Concesions in the Austral basin.  In such concessions including Puesto Oliverio, El Campamento and El Cerrito Oeste, the Company’s rights and obligations are shared with Compañía General de Combustible on a 50% basis.

These exploitation concessions are granted for a period of 25 years as from the date of award and can be extended for up to 10 years.

3.1.3. Liquid Hydrocarbon and Natural Gas Reserves

Reserve estimation process

Petrobras Argentina estimates its reserves at least once a year.

Proved reserves are estimated by the Company’s reservoir engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured and that depends on the quality of the available data and on engineering and geological interpretation and judgment. Accordingly, reserve estimates, as well as future production profiles, are often different from the quantities of oil and gas that are ultimately recovered. Validity of estimates largely depends on the underlying assumptions.

Petrobras Argentina believes that estimates of oil and gas recoverable reserve volumes are reasonable as a whole. Such reserve estimates were prepared according to the rules for the Modernization of Oil and Gas Reporting issued by the Securities and Exchange Commission (SEC) late in 2008.

DeGolyer and MacNaughton, international technical consultants, audited approximately 76% of the Company’s total estimated reserves and 100% of estimated reserves in areas operated by Petrobras Argentina. DeGolyer and MacNaughton concluded that oil and natural gas audited reserve volumes are reasonable.

Evolution of Reserves in 2012

Production for the year totaled 37.2 million boe, of which 1.5 million barrels are attributable to the Colpa Caranda field in Bolivia.

During 2012 reserves in Argentina increased 9.8 million barrels of oil equivalent, mainly oil reserves in Medanito area and non-conventional natural gas reserves relating to Río Neuquén and El Mangrullo areas.

As a result of acquisition of an additional equity interest in PELSA, Petrobras Argentina becomes the controlling shareholder and therefore consolidates all reserves of the acquired company. Accordingly, reserves increased 21.8 million barrels of oil equivalent, of which 11.1 million barrels of oil equivalent are attributable to minority interest in PELSA.

In addition, a 3.6 million boe downward revision was attributable to a reduced performance of fields operated by Mixed Companies in Venezuela.

As of December 31, 2012, Petrobras Argentina´s liquid hydrocarbon and natural gas proved reserves totaled 215.3 million barrels of oil equivalent: 88.8 million barrels of oil equivalent and 758.9 billion cubic feet of gas.

As of December 31, 2012, total oil proved reserves (including crude oil, condensate and NGL) and total natural gas proved reserves of Petrobras Argentina were equal to 6 years of production, measured according to 2012 oil and gas production levels.

The table below presents estimated proved reserves of oil and natural gas by region as of December 31, 2012. Liquid hydrocarbon and natural gas accounted for 41% and 59%, respectively, of total proved reserves. In addition, 85% of total proved reserves are located in Argentina.

Estimated reserves in Argentina are shown before deduction of royalty payments as royalties have characteristics similar to taxes on production and, therefore, are treated as operating costs.

In Venezuela, estimated reserves were calculated based on the current contractual structure, before royalties, and by multiplying our interest in each mixed company by proved reserve volumes of each mixed company.

As regards reserves in Bolivia, as from 2009, the power to book and record reserves was exclusively vested in the Bolivian State rather than third parties. As a result, during such year, reserves were reduced by the barrels of oil equivalent attributable to reserves in Bolivia, without this implying a change in the economic value of Petrobras Argentina’s assets.

3.1.4. Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

As of December 31, 2012, Petrobras Argentina holds a 23.10% direct interest in Oleoductos del Valle S.A.

Oldelval operates trunk oil pipelines providing access to Allen and Allen - Puerto Rosales oil pipeline, which allow to transport the oil produced in the Neuquén basin to Puerto Rosales (a port in the city of Bahía Blanca) and supply distilleries located in the pipeline’s area of influence.

During 2012, oil volumes transported from Allen to Puerto Rosales averaged 24,071 m3/d, 4.6% lower compared to 2011, and totaled a volume of 55.4 million barrels transported in 2012. The drop in production from the basin and, to a lesser extent, changes in the destination of production, resulted in lower volumes transported.

Goals for 2012 were focused on ensuring reliability in pump operation and continuation of operations. During 2012, Oldelval maintained uninterrupted transportation services and secured continuation of operations and system reliability. To such effect, works were focused on the integrity of both the oil pipeline system and pumping stations facilities.

Oleoducto de Crudos Pesados (OCP)

As of December 31, 2012, Petrobras Argentina holds an 11.42% interest in OCP, an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels per day.

During 2012, Petrobras Argentina received dividends in the amount of approximately P$3 million in connection with its interest in OCP.

3.2. Refining and Distribution

Through the Refining and Distribution business, Petrobras Argentina seeks a vertical integration of its operations. Petrobras Argentina consolidates a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in every gas station.

In 2012, the Company:

- Achieved operational improvements resulting in a 6.6% increase in crude oil processing capacity at Bahía Blanca Refinery compared to 2011, with crude oil volumes processed totaling 29 thousand barrels per day.

- Made investments totaling P$192 million in Argentina in this business segment.

- Performed fuel quality adjustment works in Bahía Blanca and Dock.

- Completed works relating to the System of Ethanol Injection to gasoline in Bahía Blanca.

- Performed scheduled shutdowns to maintain units in good operating conditions.

3.2.1. Refining Division

Bahía Blanca Refinery and Dispatch Plants

The Dr. Ricardo Eliçabe Refinery is located in Bahía Blanca, Province of Buenos Aires, a strategic point to receive crude oil from the Neuquén basin and a superb location for the supply by sea of the oil coming from the South of the country or from the international market.

In 2012, Bahía Blanca Refinery processed 28,722 oil barrels per day, accounting for a 94.2% of its installed capacity of 30,500 barrels per day. In 2011, the Refinery processed 26,948 barrels per day, accounting for a 6.6% increase in 2012. In addition, during August and the first days of September 2012, scheduled shutdowns were performed at the Refinery to maintain units in good operating conditions.

During 2012, the Company moved forward with the Fuel Quality Adjustment Project in Bahía Blanca and Dock Sud. In December, in Bahía Blanca, works relating to reduction of sulphur content in catalytic gasoline were completed. In Dock Sud works involving duct laying for gasoline and diesel oil transportation are under way. The diesel oil system was completed in December 2012 and the remaining works are scheduled to be completed in 2013.

In addition, the Company moved forward with works relating to the System of Ethanol Injection to gasoline to meet ethanol content requirements under the new regulations (Law 26,093). Construction works were completed in Bahía Blanca while works at Caleta Paula are scheduled to be completed in 2013.

As regards Safety and Environment investments, the highlights are the retrofitting of the Sulphur Recovery unit and the installation of new loading arm technology in the truck loading yard.

Refining Investment Plan

In 2012, works relating to ducts connecting Bahía Blanca Port, the Refinery and Puerto Galván and facilitating reception and delivery of fuel to the port were completed while final commissioning will take place in the first quarter of 2013. Replacement of ducts for gasoline and diesel oil was aimed at increasing pumping capacity while replacement of fuel oil ducts provided increased safety in operating processes.

In addition, works involving internal ducts in the Refinery started with a view to increasing reliability of facilities and maximizing pumping capacity of heavy products (fuel oil) from the Refinery to Puerto Galván and the Inflammables Terminal, the first stage of which is scheduled to be completed in February 2013.

In addition, the Company moved forward with the evaluation of a new diesel oil hydrotreatment unit project, expansion of topping and vacuum capacity and revamping of isomerization units.

3.2.2. Distribution Division

The Argentine Liquid Fuel Market

The liquid fuel domestic market —gasoline and diesel oil— slightly dropped 0.7% to 21 million cubic meters, compared to 2011.

The gasoline market increased 7%, with sales volumes amounting to 7.5 million cubic meters. This improvement is mainly attributable to the strong rise in sales of automobiles that resulted in increased demand for High Grade and Premium gasolines.

The diesel oil market, in turn, decreased 4.6% to 13 million cubic meters.

Finally, the compressed natural gas (CNG) market increased 1.5% compared to 2011, with sales amounting to 2.8 million cubic meters.

Petrobras Argentina Fuels

Sales volumes of Petrobras Argentina’s liquid fuels to the domestic market totaled 1.2 million cubic meters in 2012. Accordingly, Petrobras Argentina is ranked fourth in the Argentine market.

Out of this total, 0.7 million cubic meters are attributable to diesel oil, accounting for a 5.5% market share. The remaining 0.5 million cubic meters are attributable to the gasoline segment, accounting for a 6.2% market share. In addition, annual sales of Premium gasoline totaled 0.08 million cubic meters, with a 4.6% market share.

Lubricants

Petrobras Argentina has a lube oil manufacturing plant, a laboratory and a Lubrax distribution center in Argentina located in Avellaneda, Province of Buenos Aires.

In 2012, Lubrax sales in the Argentine market totaled 22 thousand cubic meters, accounting for a 10.2% drop. As a result, market share dropped to 7.3%, accounting for a 0.8% decrease compared to 2011.

During 2012, the Company implemented promotional actions designed to increase sales of products in smaller containers (1 and 4 liters) which included communication materials for points of sales to final consumers and awards for best performing clients.

Other Programs implemented at Gas Stations

Petrobras Argentina has a network of 271 gas stations, of which 260 bear the Petrobras trademark and 26 include Spacio 1 convenience stores, and 5 agro-centers.

During 2012, the Company moved forward with the image strengthening program and performed engineering works in more than 110 gas stations and incorporated the new design of the Petrobras Internacional Image at 11 points of sale.

In addition, the Company moved forward with the implementation of the Controlled Quality Program to ensure product quality standards. Gas stations exceeding the standards required have now a certificate that should be displayed in a place clearly visible to customers.

The Company also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and including two vehicles identified and equipped to develop and increase brand value through standardization of the customer service model in our gas stations.

Asphalt and bunker markets

In 2012, asphalt sales volumes totaled 0.4 million tons, accounting for a 20% drop compared to previous year.

Within this context, Petrobras Argentina’s sales totaled 69 thousand tons, of which 48% are attributable to CA 30 and 50/60 quality, a product whose production started in 2011.

Bunker IFO market increased 30% compared to previous year, achieving an all-time high in sales of this product. Petrobras Argentina’s IFO and Gas Oil Bunker sales volumes totaled approximately 259 thousand cubic meters and 33 thousand cubic meters, respectively. These figures account for a market share of 16% and 13%, respectively.

Refinor

In 2012, daily average volumes of crude oil processed totaled 14,082 barrels against an installed capacity of 26,417 barrels, accounting for a 31% increase compared to 2011, as a result of the processing of crude oil from Bolivia as from the month of June. Sales volumes in the domestic market totaled 473 thousand cubic meters, virtually similar to sales volumes in 2012, while sales volumes in the foreign market totaled 364 thousand cubic meters, accounting for a 30% increase compared to 2011 due to the reasons described above.

Gas processing, in turn, reached a daily average of 15 million cubic meters, accounting for an 11% drop compared to 2011 mainly due to the end of processing operations under façon agreements.

LPG production totaled 330 thousand tons, 7% lower compared to 2011. Sales totaled 313 thousand tons, 10% higher compared to 2011.

Investments made in 2012 include construction of the Isopentane plant, scheduled to be completed in 2013. Total investments are estimated at US$11 million and will allow to meet sulphur content requirements in motor gasoline.

3.3. Petrochemicals

In the Petrochemicals segment, intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polymers for the domestic and foreign markets are produced by Petrobras Argentina from natural gas, virgin naptha, propane and other supplies. Thus, the Company is engaged in an important business for its strategy of vertical integration of operations.

In 2012, the Company

-Set, for the second year in a row, an all-time high in sales volumes of monomer styrene of 39.4 thousand tons in the domestic market.

- Improved polystyrene sales by 3% to 55.4 thousand tons.

- Increased rubber export sales by 3% compared to 2011, totaling 24.7 thousand tons.

- Increased by 20% sales volumes of bi-oriented polystyrene (BOPS) compared to 2011, totaling 11.2 thousand tons.

- Made investments totaling P$60 million, mainly directed to improvements at Puerto General San Martín Plant.

3.3.1. Gasoline Reforming

In 2012, the Reforming unit increased its capacity for separation of aromatics, developed a new component to enhance intermediate gasoline formulations and opened storage and delivery facilities at its own dock for export gasoline varieties.

Sales volumes of intermediate gasoline and naptha during 2012 totaled 317 thousand tons, of which 120 thousand tons were directed to the export market. Sales of hexane, paraffinic solvents and aromatics during 2012 totaled 45 thousand tons. Seventy seven per cent (77%) of these sales were directed to the domestic market.

3.3.2. Styrenics

In 2012, sales volumes of the four product lines (styrene, polystyrene, bi-oriented polystyrene and synthetic rubber) totaled 207 thousand tons,  accounting for a 5% drop compared to 2011, mainly due to reduced availability of raw material for styrene production.

Styrene

As a result of a reduced availability of raw material, monomer styrene sales volumes during 2012 totaled 69.4 thousand tons, 14% lower compared to 2011. This drop in sales was mainly shown in exports to Chile and Brazil, and was made up for by some of our clients by extra-zone product imports. The rest of the regional market maintained levels similar to those recorded in 2011.

In spite of that, sales in the domestic market maintained the same volumes as in 2011, and achieved, for the second year in a row, an all-time high of  39.4 thousand tons, as a result of a sustained demand for styrene emulsions and EPS (expanded polystyrene).

Polystyrene

In 2012, polystyrene sales volumes totaled 55.4 thousand tons, 3% higher compared to 2011. Domestic sales grew 11% as a consequence of the substitution of imports for domestic production.

BOPS

In 2012, sales volumes of bi-oriented polystyrene (BOPS) totaled 11.2 thousand tons, 20% higher compared to 2011. In this respect, the export market was the most favored market, accounting for a 31% growth mainly due to increased product availability compared to 2011 when production was affected by labor strikes in the first quarter of 2011 and the unscheduled plant shutdown in October 2011.

Synthetic rubber

Petrobras Argentina’s sales of synthetic rubber totaled 46.4 thousand tons, approximately 1% lower compared to the previous year. Out of this volume, 21.8 thousand tons are attributable to the domestic market and 24.7 thousand tons to exports which account for a 3% increase compared to 2011.

The increase in regional sales is attributable to the development of new customers and to a sustained Brazilian market.

In addition, in 2012, the Company performed works involving retrofitting of the synthetic rubber plant to change polymerization conditions so as to provide increased latex stability. This had a positive impact on the continuation of the plant operations, maintenance expenses, raw material consumption and waste generation.

In addition, in 2012, the Company continued producing polymers with low aromatic content according to European regulations, meeting our clients’ demand.

3.3.3. Improvements at Zárate Plant

In 2012, operational improvements performed at Zárate Plant allowed to optimize production processes and consequently obtain savings in raw material consumption, mainly consumption of polybutadiene rubber in the production of high-impact polystyrene and savings in the consumption of energy, water and condensate recovery.

3.3.4. Improvements at Puerto General San Martín

During 2012, Petrobras Argentina made investments totaling P$60 million, mainly directed to improvements at Puerto General San Martín Plant.  The most significant improvements include an upgrade in the rubber unit operating efficiency, diversification of raw material for crackers, recovery of new varieties for intermediate gasoline and independent supply of utilities, gas and electricity, in San Lorenzo Ethylene unit.

3.3.5. Certifications and recognitions

Petrobras Argentina successfully completed maintenance audit to ISO 9001/14001 and OSHAS 18001 at its Zárate and Puerto General San Martín plants. These international standards establish requirements to implement a management system designed to control and improve quality, safety, the environment and health of employees, customers, suppliers and stakeholders.

In 2012, Petrobras Argentina and its Puerto General San Martín Plant received recognition for different Corporate Social Responsabiltiy actions in the area and  obtained the “More Humanized Journalism” award granted by local journalists and a recognition for the works performed given by Puerto General San Martín Municipality.

3.4. Gas and Energy

The Gas and Energy segment links two essential supplies for the country’s industrial development. Through its involvement in both businesses, Petrobras Argentina maximizes production profits and ensures self-supply.

In the Gas segment, the Company sells gas produced by the Company, provides brokerage services to producers that outsource sales, purchases gas from third parties to secure self-supply and, through TGS, holds a license to transport gas in the southern region of Argentina.

In the Electricity business, Petrobras Argentina is engaged in generation activities through Genelba Power Plant, Pichi Picún Leufú Hydroelectrical Complex and the new EcoEnergía Power Plant, a non-conventional renewable energy asset. The Company is also engaged in distribution activities through its interest in Edesur.

In 2012, the Company

- Achieved excellent reliability levels of 97.6%, 100% and 100% at Genelba Power Plant, Genelba Plus Power Plant and Pichi Picún Leufú Complex, respectively.

- Obtained a 5% increase to 6,341 GWh in electric power generated by Genelba.

- In August obtained approval to operate the new EcoEnergía Power Plant, a non-conventional renewable energy asset, within the framework of the Energía Plus program.

- Obtained a Special Recognition for management of Production Processes at Genelba Power Plant within the framework of the National Quality Award.

- Renewed sales contract under the Gas Plus program relating to El Mangrullo field and increased delivery volumes from Rio Neuquén and El Mangrullo fields under the program mentioned above.

3.4.1. Gas and Transportation Business

Marketing

In 2012, in Argentina sales volumes of gas produced by the Company totaled 7.8 million cubic meters per day. The Company sold 2.3 million cubic meters per day of gas under the brokerage modality and purchased from third parties 1.3 million cubic meters per day to meet domestic demand. Distribution was implemented through the Company´s own and third party transport fleet in order to supply clients and secure compliance with commitments undertaken.

In July, sales of non-conventional gas from Río Neuquén area started. Such gas was recognized as non-conventional by CAMMESA and was allowed to be sold under the “Gas Plus” modality.

It is worth a mention that the Company renewed with CAMMESA the contract entered into in 2011 for the delivery of “Gas Plus” from El Mangrullo field. In this respect, recognition of such gas at “Gas Plus” price continued and delivery volumes were increased.

TGS

As of December 31, 2012, Petrobras Argentina holds a 25.5% indirect interest in TGS through CIESA, owner of 51% of its capital stock. Petrobras Argentina has a 50% direct and indirect interest in CIESA.

During 2012, gas transportation revenues increased mainly due to operation and maintenance of facility expansions for a committed incremental capacity of 2.4 million cubic meters per day, which expansions were authorized late in 2011 and performed under the gas trust program.

Revenues from the liquid fuel business significantly improved as a result of increased volumes sold on the Company’s own account in view of a reduced demand for natural gas processing from producer clients, and increased export volumes.

LPG Business

In 2012, volumes of LPG produced by the Company and LPG produced by third parties sold in Argentina were 132 thousand tons. No transactions under the brokerage modality were performed during the year under review.

Petrobras Argentina’s sales of propane to industries continued and reached a volume of 1,956 tons.

In addition, and in line with an increased consumption of butane produced by the Company in Puerto General San Martín Petrochemical complex, Petrobras Argentina also reached record sales of propylene. In 2012, volumes of propylene sales to industries were 26,000 tons, accounting for a 14% increase compared to 2011. Consequently, market share grew from 7.8% in 2011 to 10% in 2012.

During 2012, the Company started the sale of butane in trucks from El Cóndor Plant, in the province of Santa Cruz, to the domestic market. Sales volumes totaled 1,370 tons in favorable market conditions considering the plant’s geographical location.

3.4.2. Electricity

Electricity generation in Argentina – Overview

Demand for energy continued to grow sustainably throughout 2012, with a yoy variation rate of 4.2%. This positive variation was mainly driven by residential demand, accounting for a 6.6% growth rate throughout the year. On the other hand, the yoy variation in the industrial sector showed virtually no changes.

Demand was supplied by thermal generation (66%), hydraulic generation (29%) and nuclear generation (5%). Average temperature during the year was 18.7°C, 1°C above the historical average.

As regards fuel average consumption, natural gas average consumption was 38.6 MMm3/d, Diesel Oil accumulated consumption was 1.8 MMm3; Fuel Oil averaged a 2.8 MMton consumption while the average use of Coal was 961Mton.

Genelba Thermoelectric Power Plant

In 2011, Genelba Thermoelectric Power Plant generated 6,341 GWh, 5% higher compared to 2011, of which 17% was generated by Genelba Plus and 83% by Genelba Combined Cycle. Such generation accounts for a 5% share of total power generation for the year and a 7.7% share of annual thermal generation.

Genelba Plus Gas Turbine operated with a 100% reliability factor and the Combined Cycle with a 97.6% realibility factor. Genelba Plus Gas Turbine and Genelba Combined Cycle operated with a 99.1% and 95.7% availability factor, respectively.

During 2012, Genelba Power Plant received two important recognitions. It received a Special Mention for Management of Production Processes from Fundación Premio Nacional de la Calidad (i.e.: the national quality award foundation). In addition, Genelba Power Plant participated in a benchmarking study performed by Solomon Associates, a renown international consulting company that assessed the Power Plant performance based on three key factors: Reliability, Energy Efficiency and Operating Costs. The results were outstanding, with the Power Plant sharing the highest standards with the world’s main power plants.

Pichi Picún Leufú Hydroelectric Complex - HPPL

Throughout 2012, water flows from Limay and Collon Curá rivers were close to minimum historical average, thus affecting Pichi Picún Leufú Hydroelectric Plant generation.

HPPL generation totaled 650 GWh, accounting for a 20% drop compared to 2011 and 40% below average historical generation. With a 95.6% availability factor and a 100% reliability factor, HPPL had an approximately 0.5% share of the country’s total power generation and a 1.8% share of annual hydraulic generation.

EcoEnergía Power Plant

Late in June 2011, the Company obtained authorization for commercial operations of the new EcoEnergía Power Plant. In addition, since August 2012, the Company obtained authorization to operate within the framework of the Energía Plus program. This plant supplies 14MW renewable energy to the system from the recovery of hot gas and thus allows diversification of the Company’s generation supply options.  The plant annual generation was 81Gwh.

3.4.3. Distribution

Edesur

As of December 31, 2012, Petrobras Argentina holds a 27.33% indirect interest in Edesur through Distrilec Inversora S.A., owner of 56.35% of its capital stock. Petrobras Argentina has a 48.5% indirect interest in Distrilec Inversora S.A.

In 2012, in Edesur concession area, demand for energy totaled 19,842 GWh, accounting for a 3% increase compared to 2011. The Company recorded a historical peak energy demand of 1,941 GWh in July 2012, with a 3,715 MW peak power demand in February 2012.

Edesur’s customer portfolio totals 2,416,652, accounting for a slight annual increase of 1.2% compared to 2011.

Total annual energy sales were 17,738 GWh, 2.9% higher compared to 2011.

During 2012, investments in the electric power network and related facilities amounted to P$469.7 million.

4. A Company behind Business

4.1. Quality, Safety, Environment, Health

Petrobras Argentina is aware that economic progress will only be sustainable to the extent that the commitment to the people's health and safety, management quality, environmental care, energy efficiency and social responsibility is maintained.

According to these premises, Petrobras Argentina has developed Quality, Safety, Environmental and Health policies and guidelines (HES) which are an integral part of its management model. In line with them, Petrobras Argentina has implemented programs, training efforts and assessments that enable it to be a safe and eco-efficient company, optimize resources and work for the staff’s quality of life.

In 2012, the Company

- Encouraged process management improvement through work team interactive methodologies, participated in benchmark surveys and was granted awards of internal and external relevance.

- Strengthened initiatives relating to risk management and change management guidelines under the Process Safety concept.

- Made systematic environmental care awareness and promotion campaigns including communicating to all units the good practices implemented in other business units of Petrobras.

4.1.1. Management Quality

With the purpose of improving work team activities that contribute to efficient operations and improved results, Petrobras Argentina encouraged the Improvement Teams initiative. To such end the Company designed a methodology considering the best global practices applicable in the Argentine market and started implementing it in the E&P and Industrial segments.

In addition, several improvement works were developed and presented within the corporate scope. The work “Treatment of hydrocarbon- contaminated soils under adverse weather conditions through the assisted bioremediation technique” worked out by the E&P asset in the Austral basin, was awarded the First Prize in the Environmental Category of Petrobras HES Award in which all companies belonging to the Petrobras System in the world participate.

For the fifth year in a row, Petrobras Argentina participated in the Benchmarking of Management Indicators coordinated by the IPACE (Argentine Professional Institute for Quality and Excellence). Through the use of a Balanced Scorecard including more than 50 indicators, the Company's operations were compared with those of other leading local companies. Petrobras Argentina maintained the comparative performance of the previous year which in general terms exceeds the average of companies in the large manufacturing segment.

Through our assets in Genelba, we participated in the 19th annual cycle of the National Award to Quality where we obtained a special mention for the Management of productive processes and our strong commitment to the values reflected in the Excellence Management Model. Thus, Petrobras Argentina is the third company to obtain recognition among large companies or business units of large companies in the energy sector (YPF Lubricantes was recognized in 1998 and Compañía Mega in 2006) and the first to be publicly recognized in the electricity sector. This Mention is in addition to the outstanding report prepared by Solomon Associates in which Genelba is positioned among the best power plants in the world.

Petrobras Argentina recertified the quality management systems of its processes in different assets, showing its commitment to clients and final consumers, and also its safety, health and environmental management systems at its E&P and Industrial units. In addition, the Company certified occupational safety and health management systems in its Lubricants unit.

4.1.2. Safety

Under the Process Safety concept, the Company strengthened initiatives relating to risk management and change management through the performance of qualitative and quantitative assessments of its facilities worked out by specialized facilitators and multidisciplinary groups from different sectors in each asset and through training and implementation of software for the adequate and effective use of the change management practice.

With the purpose of minimizing operating risks and proactively proposing adequate actions in line with international standards, during 2012, the Company mainly engaged in the following:

- Survey and identification of electrical risks as to their design, maintenance or operation at all facilities.

- Reliability and efficiency study on fire networks in assets aimed at assessing deviations and proposing risk analysis-based projects.

The Company moved forward with training programs to response groups and emergency brigades in firefighting techniques, and reinforced concepts and protocols relating to confine space rescue and rescue at height.

The Company worked out a Social and Environmental Diagnosis map in the influence area of Bahia Blanca Refinery where neighboring communities were surveyed taking into account the different social, economic and cultural characteristics.

4.1.3. Environment

For the seventh year in a row, Petrobras Argentina, through its Headquarters, qualified for inclusion in the Dow Jones Sustainability Index (DJSI) group. This index, the most important sustainability index in the world, assesses social, economic and environmental performance of companies within such index group, and reflects HES-related efforts made by Petrobras Argentina.

In addition, during 2012, Petrobras Argentina continued executing its Project Portfolio with the purpose of minimizing HES-related risks at its facilities.

Likewise, in order to continue securing compliance with the Company's planned targets as to energy efficiency and emission reduction, the Company started to work on improvement opportunities identified in energy diagnoses carried out in 2011. Emission and efficiency indicators were reported to be associated with production. This allowed to define strategies on greenhouse effect gas emissions associated with production at each plant or activity and the intended goals on the basis of such indicators.

The Company systematically made environmental care awareness and promotion campaigns. In 2012, the highlights were the communication of the “water, source of life and energy” concept and the dissemination and implementation of good practices already implemented in other operating units.

4.1.4. Occupational Health

Committed to its personnel quality of life, in 2012 Petrobras Argentina continued with its heart-safe program, according to the American Heart Association’s international standards and its certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, the Company was recognized by the before mentioned Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood in its assets.

In addition, the Company moved forward with its Health Promotion and Protection Program which not only promotes physical activity and healthy diet habits of its employees but also works on issues such as handling of stress and prevention of diseases and accidents. Within this framework, Petrobras Argentina continued offering its employees individual advice on nutrition and smoking in all assets. During 2012, 900 consultations were made and more than 100 workshops were performed.

On the other hand, the Company offered cardiopulmonary resuscitation and first aid training courses at all its facilities for almost 1,100 employees. In addition, it continued with its physical activity plan in which 1,900 employees participated, carried out flu and tetanus vaccination campaigns throughout the company and continued with the health and physical activity program specially designed for Emergency Brigade Members and the “Travel Medicine” (“Medicina del Viajero”) program, which involved 615 interventions during the year.

In Occupational Health, measurements of the work environment and specific risk maps were completed, and follow-up of deviations was performed. The Company also continued implementing the ergonomics program with the ergonomic survey of workplaces throughout the Company, created the relevant sub-committees in all assets and provided specific training for the health team.

The alcohol and drug abuse program continued to be implemented and a new communication campaign was started with the delivery of 3,000 instruction manuals to all employees in addition to the performance of informative workshops.

4.2. Our People

Petrobras Argentina has organizational values directed towards encouraging sustainable development, integrated actions and responsibility for results, cultivating readiness for change and an entrepreneurial, innovative and self-improvement spirit. All this, under ethical and transparent principles, being respectful for life and valuing human and cultural diversity.

Performance of these actions relies on a fundamental and essential pillar: the People.

Thus, Petrobras Argentina, through human resource management, invests in employee training and development and in building a positive work environment than can improve quality at work and staff performance.

In 2012, the Company

- Updated and added new benefits for employees. As a result, the Company remains as one of the most competitive companies in the market.

- Created new tools to upgrade assessment in the Performance Management Cycle, thus strengthening this process which provides feedback on management and benefits professional development.

- Participated in Expozonajobs, a work exhibition where the Company’s stand received 26,000 visits and 21,000 resumes showing the Company’s excellent positioning in the labor market.

- Obtained the second position in Petrobras’ VI Ambiencia Forum, a biannual meeting of Petrobras System aimed at sharing and rewarding the best practices in issues raised in the Organizational Climate Survey.

- Continued working in the generation and sponsoring of proposals and initiatives aimed at improving organizational climate within the Company, including the creation of multidisciplinary work teams in different areas.

4.2.1 Personnel Management

During 2012, the Company completed the implementation of the Function Family Project. This project encompassed all non-managerial positions at Petrobras Argentina, not subject to collective bargaining agreements, and it was meant to manage human resources and knowledge with a global vision.

On the other hand, improvements continued in the “Balanced Scorecard” for Human Resources, a tool enabling to analyze human capital indicators on a global basis in each operating unit and at a corporate level. Along these lines, in 2012 the Company optimized the general set of indicators and defined a strategic set for senior management.

4.2.2. Recruitment and Selection

In order to reach excellence, Petrobras Argentina seeks to fill each position with the best qualified candidate. To that end, it developed strategies and channels to make recruitment a key process. This enabled the Company to successfully perform 245 selection processes during 2012, including the Gas Station network.

Moviliza

Petrobras Argentina’s in-house program to prioritize internal applicants continued to secure the internal mobility of its resources, thus increasing own personnel’s growth and development.

Employment Fairs

For the eighth year in a row, Petrobras Argentina participated in the virtual employment fair ExpozonaJobs. The Company received more than 26,000 visits and some 21,000 resumes, showing the Company’s strong employer brand positioning in the market.

Human Resource Planning

For the purpose of establishing a process to secure human capital planning and talent retention and motivation, information concerning education, career, job experience and performance of all applicants qualifying for such position is considered in each in-house search involving a promotion.

4.2.3. Compensation and Benefits

Petrobras Argentina’s policy in terms of benefits and compensation relies on two key principles: maintaining external competitiveness and in-house equity.

Accordingly, every year the Company implements market surveys in order to adjust its benefit package and wage structure.

In 2012, the Company incorporated the Flexible Scheduling benefit which is intended to provide flexible work entry and exit time to personnel from the Company’s Main Office.

Moreover, the Company granted to personnel not subject to collective bargaining agreements wage increases equivalent to those offered by the labor market.

4.2.4. Labor Relations

During recent years, social and labor matters and specially trade union matters have become a permanent focus of attention for companies in the industrial sector. As a result, the company-union relationship has become a strategic element.

Along these lines, Petrobras Argentina actively participated in negotiations related to corporate collective bargaining agreements and was directly involved in the labor and negotiation commissions of business chambers that represented this industry in negotiations by activity.

It is worth a mention that Argentina’s Ministries of Labor, Employment and Social Security and Federal Planning, Public Investment and Services, together with provincial governments, monitored the negotiation processes mentioned before to limit conflicts that might affect development of production activities.

4.2.5. Training and Development

The Company made strong investments in the technical and management training of its employees. Management training included Managerial Development Programs, Graduate Courses, Language Training and the development of corporate individual competencies. Technical training included different in-house and external courses.

Within the framework of knowledge management, the Company continued promoting the activities headed by in-house facilitators. In this way, Petrobras Argentina’s employees committed themselves to and participated in offering courses, giving their time and transferring knowledge to the rest of the employees.

Training and refresher activities abroad

The Company continued with the courses, seminars and executive programs abroad aimed at enabling employees to acquire and/or refresh critical knowledge and have access to the latest global market trends in their special field of work.

Performance Management Cycle

In 2012, the challenge posed by the Company was to upgrade assessment. To that end, a competency assessment guideline was designed for leaders to enable them to access to information on behaviors relating to each competency. In addition, a guide was distributed to all employees - both managers and staff- aimed at providing feedback on management and promoting career development.

Capacitio

The training sector of the gas station network continued to provide training through different programs: Management, Energy of Services, Welcome to Petrobras, Mobile Classroom, Getting to Know Lubrax, Getting to Know Diesel Podium and Getting to Know Premmia.

4.2.6. Employees’ commitment and satisfaction

Organizational Climate Survey

In 2012, the Company carried out the 8th Organizational Climate Survey involving more than 3,000 employees, with an 83% participation rate which accounts for the highest level of participation since the beginning of this process.

Based on the survey data, the work was performed at two levels. On the one hand, the work team composed of one representative from each Management or Executive Management office continued to implement improvement actions for all the organization. On the other hand, each leader analyzed the pertinent results and was responsible for working out an Action Plan for his/her area.

Employee Services and Integration

In order to strengthen the relationship with its personnel and value their career development, the Company continued with actions for the recognition of the career of 168 employees who had their 10, 20, 30 and even 40 years’ anniversaries with the Company.

Also, in order to promote belonging, Petrobras Argentina organized working breakfasts with directors and executive managers, celebrated the Secretary Day and organized the PIV (Petrobras Important Visit) so that employees can share a day with their children and other family members. To close the year, a corporate event was performed where 23 employees were recognized for their performance and where employees were invited to share their artistic talents.

Recognition in Petrobras “Ambiencia” Forum

Petrobras Argentina obtained the second position in Petrobras Ambiencia Forum where 35 works from different units of the Petrobras System were presented on matters relating to the Organizational Climate Survey dimensions.

The project presented was the Organizational Action Plan which showed the effective use of an interdisciplinary work methodology to increase confidence in the company and work out an Organizational and Long-term Climate Plan.

4.3. Corporate Social Responsibility

In the eyes of Petrobras Argentina, Corporate Social Responsibility is a form of integrated, ethical and transparent management of its businesses and activities and of its relation with all targets. The Company’s management policy is based on human rights’ and citizenship promotion, respect for human and cultural diversity, disapproval of discrimination, degrading work and children and slave work and contributes to sustainable development and the reduction of social inequality.

In 2012, the Company

- Worked out the Second Social and Environmental Report which describes Petrobras Argentina’s performance and strategy to do business with social and environmental responsibility.

- Launched the Fourth Contest on Social Projects and extended the term of support and increased the budget allocated to organizations, including the socially based production undertaking category.

- Launched the Petrobras Energia Positiva (Petrobras Positive Energy) Corporate Volunteering Program with the purpose of strengthening its volunteering actions and extend them to the different assets.

- Performed actions to strengthen the Community Relation Committees role providing training in Social Responsibility and tools to define local action plans, focused on its assets in the Industrial segment.

- Organized and implemented training sessions for social organizations that involved 170 institutions from different areas of the country.

4.3.1. Sustainable Management

Petrobras Argentina implemented policies focused on the reinforcement of a sustainable culture and worked out the Second Social and Environmental  Report, a document that describes the Company’s 2011 performance and strategy to do business with social and environmental responsibility.

As a result, Petrobras Argentina ranked fourth in the Sustainability-oriented Corporate Management category of the Corporate Citizenship Award granted by the American Chamber of Commerce (AmCham) in Argentina, meaning one position ahead compared to 2011. In addition, the Company received a special mention - second place - in the award granted by IDEA to Institutional Excellence.

4.3.2. Corporate Programs

Social Investment Program

Petrobras Argentina launched the Fourth Contest on Social Projects. This initiative, which is part of the Social Investment Program, seeks to support institutional strengthening projects of charities and is directed to non-profit organizations, hospitals and public health centers, schools, cooperatives and public and private professional training centers.

In trying to generate medium and long-term alliances with efficiently implemented projects and clearly identify the results reached as a consequence of its support, in 2012 the Company extended the term of support to projects from one to two years and increased the budget allocated to such purpose.

In addition, in order to promote development and local production chains, the Company incorporated to the children's and adolescents' rights and training for professional qualification core subjects, the category of socially based production undertakings, understood as projects that involve economic initiatives implemented by groups from vulnerable sectors. It also maintained its focus on transversal subjects such as gender, disability and indigenous peoples. In this fourth edition, 31 out of 260 projects were selected, accounting for an investment of P$900,000 to provide financial support in the first year to almost 20,000 direct beneficiaries. Moreover, Petrobras Argentina performed a follow up of the 35 winner projects in 2011, through remote monitoring and on-site visits, with the purpose of providing tools for project and sustainability improvement.

The Program also involves promotion of strengthening, training and interaction initiatives for the creation of alliances and exchange of experiences. To such end, in 2012 Petrobras Argentina organized 4 free training seminars for social organizations in which more than 270 people participated from 170 social organizations. This meeting aimed at providing theoretical and practical tools designed on the basis of the training needs identified with leaders and main players of local organizations.

In addition, during 2012, Petrobras Argentina sponsored IARSE International Conference and the CSR and Sustainability Forum organized by MoverRSE in the city of Rosario and continued supporting the non-profit organizations graduate course at San Andres University, granting 2 traineeships for students.

In the Austral basin asset, the Company continued with the cycle on "Think about the Future" talks in which leading personalities involved in social transformation and research support actions share their views with the local community.

Petrobras Energy for Children Program

In 2012, Petrobras Argentina also celebrated the eighth edition of the “Petrobras Energy for Children Program”, an initiative started in 2005 allowing to actively participate in the improvement of the conditions of the communities where the Company operates, with a focus on health.  The Company sponsors concerts of renowned artists and brings support to a hospital, children health center or institution in the location where the show is performed. During 2012, entities from CutralCo-Plaza Huincul, Rio Gallegos, Rosario and Bahia Blanca were directly benefited by this program.

4.3.3. Alliances

AcercaRSE

In Zárate, Petrobras Argentina developed the AcercaRSE Cycle in alliance with other organizations. The initiative gathered NGOs working with vulnerable groups to participate in an institutional and association strengthening training.

La Usina Civil Association

Jointly with La Usina Civil Association, Petrobras Argentina presented, at the Buenos Aires Photo fair, the “Live Life Free” (Viví Libre) exhibition which accounts for the possible, the dreams and desires. This action was aimed at prompting a change in attitude towards disability, in order to generate the exercise of an active citizenship.

Argentine Association of Adapted Tennis

Within the framework of the Topper Cup, an adapted tennis exhibition match was performed, in alliance with the Argentine Association of Adapted Tennis.

Unicef

This year the Company supported the initiative “A Sun for Children“ (Un Sol para los Chicos) and the Impact Art Program, both for the benefit of Unicef.

4.3.4. Volunteering Actions

The Company, jointly with Junior Achievement Foundation, continued with the “Learning to be Committed to the Environment” (Aprender para Emprender en el Medio Ambiente) cycle, a corporate volunteering initiative of the Company’s employees working in the Austral Basin that seeks to raise environmental awareness in youngsters.

In addition, Petrobras Argentina performed at its headquarters the second Christmas solidarity fair where employees could have access to gifts made by social organizations engaged in the recovery of people's capabilities and skills.

Relying on these experiences, the Company performed several actions aimed at promoting the extension of the volunteering program to other assets of the Company. Based on the interests and expectations identified in employee focus groups, in 2012 the Company launched the Petrobras Positive Energy Corporate Volunteering Program.

4.3.5. Community Relations Committees

With the purpose of strengthening the relationship with the local community through the support of corporate programs and the development of actions that meet the needs of such community, Petrobras Argentina provided training to the members of the Industrial Management committees in Social Responsibility and Responsible Sustainability-oriented Management, for the working out of local action plans.

 4.4. Communications

Petrobras Argentina knows that communicating to all stakeholders is of the essence to encourage all areas to work towards the same goal and in line with the business’ objectives.

In 2012, the Company

- Strengthened the image of its Asphalt, Bunker and Lubricant businesses, both through the media and special fairs.

- Continued strengthening its brand presence in the Argentine market supporting cultural and sport initiatives such as the sponsorship to the TC2000 Petrobras Team and several relational actions including, among others, Buenos Aires Photo, Arte BA or the “Petrobras Energy for Children Program”.

- Developed several in-house communication campaigns with the purpose of approaching different employee-target groups.

4.4.1. Press and External Communication

Throughout 2012 the Company worked out and sent to the main national, provincial and international media a total of 53 press releases related to businesses or institutional matters, including oil and gas discoveries in the province of Santa Cruz, awards granted to the winners of the 3rd contest on Social Projects, launching and closing of the 4th contest on Social Projects and training seminars for Social Organizations, among others.

4.4.2. In-house Communication and Editorial

During 2012, Petrobras Argentina communicated to its employees the Company’s  policies, actions and institutional messages through different communication channels.

On the Intranet, its main information portal, the Company published articles that included information on the Company's businesses and areas.

On the digital level, in addition to the communication with its employees via the intranet and other digital media, the Company developed an in-house newsletter aimed at building loyalty among the Company’s areas and reaching the target audience that does not have access to the intranet or that, due to its work modality, prefer to read print publications.

2012 Campaigns

In 2012, the Company implemented new processes. The most outstanding one was the incorporation of flexible work schedules in its headquarters. Such process started with the change of employee credentials followed by the delivery of medical certificates and ended up with the specific campaign of flexible schedules. The campaign details the modality of the available schedules including a time bank and allows main office employees to make a better distribution of their time.

During 2012, the Company continued with different campaigns, including, among the most relevant ones, the campaign for participation in the Organizational Climate Survey and the Blood Donation campaign.

Regarding HES, efforts were made in the communication of Safety-related issues, including Accident Prevention, Hand Care, Alcohol and Drug Abuse Campaign, among others.

In addition, the Communications area supported the Corporate Social Responsibility’s campaigns such as the Social Project Contest and the Solidarity Fair, and other campaigns related to Property Security, Products (including Lubrax) and to our businesses.

4.4.3. Sponsoring

More than ten years ago Petrobras Argentina started supporting Argentine cultural and sport initiatives under the premise that being present at major community events is a way to strengthen its support and leadership.

The Company’s main sponsorships in 2012 included:

- ArteBA: for the ninth year in a row, Petrobras Argentina was the main sponsor of ArteBA and ArteBA-Petrobras Award to Visual Arts.

- Buenos Aires Photo: for the eighth year in a row, the Company was the main sponsor of this fair at the Buenos Aires’ Palais de Glace in Buenos Aires and granted the Petrobras Buenos Aires Photo Award.

- Impact Art: for the fifth year in a row, Petrobras Argentina was the main sponsor of this art, sport and social initiative, where major national sports figures are portrayed in works of art, which are then auctioned and their proceeds donated to UNICEF.

-.Concerts: we supported artists such as Gilberto Gil, Caetano Veloso, Ivete Sangalo, Miguel Mateos and Bahiano.

-.Petrobras Energy for Children Program: in its eighth edition, the program reached Cutral Co-Plaza Huincul, Bahía Blanca, Río Gallegos and Rosario through shows of Airbag, Maximiliano Guerra, Miguel Mateos and Juanes.

-.Club Atlético River Plate Sponsoring: Petrobras Argentina continued being the main sponsor of the River Plate Athletic Club until July 2012.

- TC 2000: in the eleventh year of sponsoring of the Honda-Petrobras team, we continued supporting the Argentine automobile team together with a new technical structure headed by Sergio Polze.

- Topper Cup: this year, as in 2011, Petrobras Argentina participated as sponsor in the Topper Cup, an ATP Challenger Tour tournament.

4.4.4. Advertising and Brand

In 2012, the Company published the winners of the Third Contest on Social Projects, a commitment with institutions that propose social improvement initiatives.

On the other hand, during 2012, the Company advertised the Fourth Contest on Social Projects in graphic means, radio and the Internet at locations where the Company operates, including the provinces of Santa Fe, Buenos Aires, La Pampa, Neuquén, Río Negro and Santa Cruz.

Moreover, the Company developed graphic campaigns for the Bunker and Asphalt businesses and continued with the Lubrax campaign in specialized media.

5. Corporate Governance

The Corporate Governance best practices, referred to as a set of policies, systems, standards and procedures regulating the Company’s management and development, provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduction of business, transparency in the relationship with targets and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2012, efforts continued to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

- Concerning the Audit Committee’s performance, a fluent interaction with the different company sectors is observed in addition to a high involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

- The tools and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

- The Ombudsman’s Office is a channel that facilitates review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

- Relevant information was disclosed to the market in accordance with the standards and practices established by the Company, being respectful of good market practices and complying with applicable legal requirements.

In compliance with General Resolution No.606/12 of the CNV which abrogates General Resolution No.516/07, the Company worked out the Corporate Governance Code for fiscal year ended December 31, 2012, attached hereto as an appendix and which thoroughly reviews the principles and recommendations included in the before mentioned resolution. This new resolution comprises nine corporate governance principles and each principle, in turn, contains a series of recommendations and comments. Principles include general concepts underlying good corporate governance, recommendations suggest a framework for application of such principles and comments indicate how to implement the good practice in question. Though most of these principles and recommendations were already contemplated in the abrogated resolution, the new resolution provides for a more precise and thorough analysis.

In addition, since 2006 the Company (formerly, through its holding company), as a company registered with the US Securities and Exchange Commission (SEC), has obtained certification of the effectiveness of internal controls over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Law.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations. This law aims at strengthening the confidence of investors in the financial information of the companies involved and in the exchange markets on which their securities are listed.

5.1. Management and Administration

Board of Directors

Pursuant to Petrobras Argentina’s Bylaws, the Board of Directors that formally meets at least once every three months shall be composed by nine regular directors who are elected for a three-year term and renewed by thirds each year. The Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, and determine the order of priority.

The table below sets out the current structure of the Company’s Board of Directors, as approved by Petrobras Argentina’s General Regular and Special Shareholders’ Meeting held on March 29, 2012, including any subsequent changes:

Name	Position
José Carlos Vilar Amigo	Chairman
Daniel Lima de Oliveira	Vice Chairman
José Raimundo Brandão Pereira	Director
Antonio Eduardo Monteiro de Castro	Director
Cedric Bridger	Director
Roberto Monti	Director
Juan Fattobene	Director
Carlos Alberto da Costa	Director
Luis Miguel Sas	Director
Paulo Cesar Amaro Aquino (*) Gustavo Tardin Barbosa Eduardo Autran de Almeida Jr. Luciana Bastos de Freitas Rachid Abilio Paulo Pinheiro Ramos Daniel Casal Alejandro Poletto	Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director

 (*)  The Company’s Board of Directors, at the meeting held on December 5, 2012, dealt with and resolved to accept the resignation of Carlos Alberto Pereira de Oliveira from his position as Alternate Director. Given the vacancy of the Alternate Director position and considering the individual and exclusive condition each alternate member has with respect to the respective regular member, the Company’s Statutory Syndic Committee, upon the powers conferred under Section 258 of the Business Associations Law, resolved to appoint Paulo César Amaro Aquino as Alternate Director.

In compliance with General Resolution No.368 of the CNV, Cedric Bridger, Roberto Monti, Juan Fattobene and Alejandro Poletto are independent directors, the other directors being non-independent in accordance with such rule.

Compensation

Compensation of the Board of Directors’ members is determined at the General Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits need to be exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the General Regular Shareholders’ Meeting.

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Name	Position
Carlos Alberto da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazão	Director of Oil and Gas Exploration and Production
Alexandre Carvalho da Silva	Marketing Director
Luiz Alberto Gaspar Domingues	Industrial Director
Daniel Casal	Director of Legal Affairs
José Carlos Caino de Oliveira	Executive Manager of Gas and Energy
Juan Martín D´Agostino	Executive Manager of Quality, Safety, Environment and Health
Alfredo Guia y Diaz	Executive Manager of Planning and Management Control
Adelson Antonio da Silva	Executive Manager of Human Resources
Juan Nicora	Executive Manager of Communications

Compensation

The compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and pay benchmarking data. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Argentina’s operating and financial performance and the achievement of individual objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan and supplementary pension plan (see Note 26.2 to the separate and consolidated financial statements).

5.2. Decision-making and Internal Control System

Petrobras Argentina’s operations are divided into Business Units which are, in turn, supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Argentina is managed by an Executive Committee composed of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by the policies established by the Executive Committee and by systems and procedures operated by qualified personnel. This Internal Control system is designed to ensure achievement of the Company’s objectives, securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

5.3. Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/2001 - replaced by sections 109 and 110 of the Capital Markets Law No.26,831 – and the CNV Regulations, Argentine public companies must have an Audit Committee composed of at least three members of the Board of Directors. On May 21, 2003, the Company’s Board approved the implementation process provided under General Resolution No. 400/02 issued by the CNV. This Regulation also established that the implementation and operation of the Audit Committee shall be stated in the Company’s internal regulations or bylaws.

In compliance with the above regulations, on March 19, 2004 the General Regular Shareholders’ Meeting approved the addition of a section to our bylaws regarding the structure and operation of the Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) integrity of the financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) performance of the internal audit and the Independent Auditor function.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate directors who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members must be independent, under the standards provided for in the regulations of the SEC and NYSE (provided such regulations are applicable to non-US issuers and taking into account all the exceptions therein stated), while under the CNV regulations only a majority of its members must be independent. Considering that the Company’s shares constituting its capital stock are listed on the New York Stock Exchange through an American Depositary Shares program, thus being subject to the NYSE and the Securities and Exchange Commission regulations, the Audit Committee is fully composed of independent Directors, to wit: Cedric Bridger, Roberto Monti and Juan Fattobene as regular members and Alejandro Poletto as alternate member.

The Audit Committee works out an annual action plan for each fiscal year that is reported to the Board of Directors and the Statutory Syndic Committee. The Directors, members of the Statutory Syndic Committee, managers and independent auditors should, at the Audit Committee’s request, attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee will have access to the information and documentation deemed necessary for the fulfillment of its functions. For the proper performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the General Shareholders’ Meeting.

The Audit Committee has the following powers and responsibilities:

a) To supervise the performance of the internal control and administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information and of other relevant events to be reported to the CNV and to markets in compliance with the applicable reporting requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise and to communicate these opinions to the markets as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To issue an opinion regarding the reasonableness of the compensation and stock option plans proposed by the Board of Directors at the Shareholders’ meetings.

f) To issue an opinion regarding the compliance with legal requirements and the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion at the Shareholders’ Meeting on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor.

i) To evaluate the qualifications and independence of the external auditor.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of, and the main changes to the application of, the Company’s accounting standards.

5.4. Compensation Committee

For a better supervision of salary and compensation programs, the Board of Directors of Petrobras Argentina created a Compensation Committee at the Meeting held on October 6, 2006. The main purpose of this Committee is to assure compliance with, and revise whenever necessary, policies relating to compensation with the aim of providing the Company with greater flexibility to make more effective decisions. The Committee works on a permanent basis: approves matters relating to compensation policies, including variable compensation practices, and must report to the Board of Directors at least semiannually. The Committee is composed of the regular members of the Board Roberto Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, or their respective alternate members.

5.5. Statutory Syndic Committee

The Company has a Statutory Syndic Committee comprised of three regular members and three alternate members. The table below sets out the name of each member of the Statutory Syndic Committee, approved by the General Regular and Special Shareholders’ Meeting held on March 29, 2012.

Name	Position
Juan Carlos Cincotta	Regular Member
Justo Federico Norman	Regular Member
Rogelio Norberto Maciel	Regular Member
Olga M. Morrone de Quintana	Alternate Member
Mariana Paula Ardizzone	Alternate Member
María Laura Maciel	Alternate Member

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the General Shareholders’ Meeting to serve for a renewable term of one year. The primary responsibility of the Statutory Syndic Committee is to monitor Management’s compliance with the Business Associations Law, the Company’s bylaws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and Shareholders’ meetings, (ii) calling General Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company’s annual financial statements at Regular Shareholders’ Meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

6. Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the net profits reflected in its approved annual audited financial statements. While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee will be jointly and severally liable for any payments made in excess of net profits at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the General Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to the Legal Reserve, until it equals 20% of the outstanding capital; b) compensation of the members of the Board of Directors and the Statutory Syndic Committee; c) dividends on preferred stock with priority to unpaid cumulative dividends and d) dividends on common stock or to a voluntary reserve fund or a contingency fund, or to a new account, or as otherwise determined by the Shareholders’ Meeting. Dividends shall be paid pro rata to the respective paid-in amount within the year of their declaration and distributed to each shareholder pro rata to the number of common shares held by each shareholder.

Under Law No.25,063, any dividends distributed by Petrobras Argentina, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as one-time and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, dividends or income obtained from other corporations not considered in the computation of said income for the same tax period or periods.

7. Analysis of the Consolidated Results of Operations

7.1.1. Factors affecting our consolidated results of operations

7.1.1. Argentine economic situation

Value of the Peso Against Foreign Currencies

As of December 31, 2012, the peso-U.S. dollar rate of exchange was P$4.91 per U.S. dollar, compared to P$4.30 per U.S. dollar as of December 31, 2011.

As of December 31, 2012 and 2011, our financial debt was denominated in US dollars. This situation exposed the Company to risks associated with the exchange rate, the impact of which was only partially mitigated by certain financial assets maintained in US dollars.

However, the impact on our results of operations deriving from variations in exchange rates related to our financial debt is mitigated by net investments in foreign operations denominated in foreign currency which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income.

With the accounting considerations stated, the exchange differences for fiscal years 2012 and 2011 accounted for a gain of P$138 million and P$91  million, respectively.

Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

The CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements should be stated in nominal currency. If inflation accounting were reinstated, financial statements would have to be stated in constant currency.

In 2012, 2011 and 2010, consumer price indexes, according to statistics from the National Institute of Statistics and Census, reflected an inflation of 10.8%, 9.5% and 10.9%, and wholesale price indexes rose 13.1%, 12.7% and 14.5%, respectively.

Inflation could also adversely affect comparability between fiscal years presented in this report.

7.1.2. Regulations of the Energy Industry in Argentina

In the context of sustained increase in commodity prices until the global financial crisis erupted in 2008 third quarter, over the past several years the Argentine government has imposed a series of regulations, particularly focused on the energy sector, aimed at easing the impact of inflationary pressures resulting from such scenario and securing energy supply to the domestic market.

Natural Gas

In 2007, the Argentine government and producers signed a Natural Gas Producers Agreement whose main goals were to secure the supply of the domestic demand for gas and the gradual recovery in prices in all the market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The above agreement was approved by Resolution No.599/07 of the Secretary of Energy and provided for successive maturities for each segment, with the residential supply commitment expiring last in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above mentioned segments.

In addition, the above Resolution established that on December 31, 2009 natural gas producers’ commitments to supply the CNG (Compressed Natural Gas) and power plant market segments would terminate. However, the Secretary of Energy decided to extend those supply commitments.

As regards the second goal, the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the Residential segment, however, prices did not increase significantly, this having a negative impact on natural gas sales.

Regarding the CNG segment, in August 2012 the Secretary of Energy, through Resolution No. 1445, set a new price relating to natural gas for CNG services of P$0,4945 per cubic meter, accounting for an estimated increase of 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

Concerning Resolution No.599/07 of the Secretary of Energy which expired on December 31, 2011, the government issued Resolution No.172 dated December 29, 2011 through the Secretary of Energy, which provided for the provisional extension of the gas allocation rules set under Resolution No. 599/07 issued by the Secretary of Energy until substitute measures are adopted, meaning the continuation of the sales mix of Petrobras Argentina.

In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that exports sales have to be authorized on a case-by-case basis by the Argentine Executive Branch.

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of US$5 per million British thermal unit (MMBtu) was initially established subject to adjustment pursuant to a formula based on international price references for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through the rise in withholdings.

In September 2008, through Resolution No.1,070/08 issued by the Secretary of Energy, the Argentine government approved an agreement with natural gas producers for the reduction in the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in LPG sales price is financed with producers’ contributions, originally equivalent to 65% of the price increase resulting from the above Resolution, and subsequently equivalent to 100% as from December 2008. Later on, under Resolution No.1,417/08, an 80% increase was applied to the price applicable to a sector of the R3 Residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by Resolution No. 1070/08 issued by the Secretary of Energy was renewed for the years 2010, 2011 and 2012. At the end of 2012 the Fourth Addendum to this Agreement was signed for the year 2013.

In addition, a Trust Fund was created (Decree No.2,067/08) to cover natural gas imports required to secure the supply of the domestic market. The resulting expenses will be borne by users of the transportation and/or distribution regulated services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a Social Peace Agreement which provided that such companies should maintain the production activity level in exchange for an improvement in the wellhead price of gas for the Power Plant segment, that would result in a 30% increase in such sector.

In October 2010, through Resolution I-1410 issued by ENARGAS, the natural gas delivery method was modified, placing a priority on the supply of the Residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the Natural Gas Producers Agreement (Resolution No. 599/07 issued by the Secretary of Energy).

Finally, in November 2011, through Resolution No. 1982 issued by ENARGAS, the amount to be received by the Trust Fund created under Decree 2067/08 was increased as from December 2011 consumptions, and the consumer base falling within the scope of the resolution was broadened. Subsequently, Resolution No. 1991 issued by ENARGAS detailed large consumers falling within the scope of such resolution and provided for the method to request for exclusion, if applicable. Consumption of natural gas at Bahía Blanca Refinery in connection with oil refining activities, and at Cóndor and Barda Las Vegas plants, in Santa Cruz, in connection with natural gas processing fell within the scope of the above resolution.

For the year 2011, natural gas producers jointly negotiated an agreement with ENARGAS in order to allocate regasified gas from LNG imports by vessel in Bahía Blanca. This agreement resulted in the allocation of 765 Mm3/day of natural gas for Petrobras Argentina for the May-September 2011 period. As from 2012, ENARGAS ceased to allocate regasified gas among producers, this resulting in increased orders for gas for the residential segment in 2012 (due to non-allocation of such gas to Petrobras Argentina to cover such demand).

Law 26,741 passed in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree 1277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime. These rules establish a Hydrocarbon Investment Plan designed to seek maximization of investments and sustainability of the activity in the short, medium and long term. In addition, Decree 1277 also abrogates certain sections of Decrees 1055/89, 1212/89 and 1589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices. The Company has complied with all applicable reporting requirements.

Export withholdings

The Public Emergency Law No. 25,561 established a regime of withholding taxes on hydrocarbon exports. The taxes withheld are deducted from sales prices.

In order to secure domestic supply and discourage exports, the Ministry of Economy and Production issued Resolution No. 394/07, effective November 2007, which provided for a change in the method for withholding on hydrocarbon exports and placed the treatment given to certain oil related products on the same level as that of crude oil. This change implies the application of an incremental withholding rate on crude oil exports, capping the price of standard crude oil at U$S42 per barrel when the international price for crude oil exceeds US$60.9 per barrel. When the international price for crude oil ranges between US$45 and US$60.9 per barrel, a 45% withholding tax is applied.

Instead, if the international price for crude oil decreases below US$45 per barrel, the authorities will have to set new rates within 90 days. A similar withholding regime applies to exports of oil related products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.

In addition, in March 2008, the Ministry of Economy and Production issued Resolution No. 127/08 amending Resolution No. 534/2006 in connection with natural gas. Under Resolution No. 534/2006 a 45% tax rate on gas imports from Bolivia was provided and a 100% withholding tax was imposed on natural gas exports, based on the highest price for natural gas set under agreements for natural gas imports into Argentina applicable at any time. In addition, under the above mentioned resolution, the method for calculating withholdings on exports of crude oil was also applied to LPG.

Downstream margins

As from 2007 fuel prices in the domestic market increased gradually and this resulted in a partial recovery in marketing margins.

In addition, under Law No. 26,022/2005, diesel oil imports and sales in the domestic market of import volumes were exempted from the tax on liquid fuels and natural gas and from the tax on diesel oil and other taxes. During subsequent years, this exemption was incorporated into the Argentine Budget Law and then the Secretary of Energy proposed hydrocarbon market operators to participate.

Electricity Generation

With the enactment of the Public Emergency Law, in 2002 the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”) and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización) and caused an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government made successive contributions to the fund and reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy organized an investment fund called FONINVEMEM I (Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market) for the purpose of encouraging WEM creditors to participate in investments in order to increase the available supply of electric power generation in Argentina.

During 2010, several resolutions were approved for the purpose of supporting power plant operating margins. Under Resolutions No. 6,169 and No. 6,866 CAMMESA was instructed to accept as from May 1, 2010 assignment of gas and transportation agreements by electric power generators of the Base Market, for the purpose of centralizing and optimizing delivery with the natural gas available for the electricity sector. In exchange, a theoretical gross margin is accrued to electric power generators as if generation were performed with natural gas, regardless of the fuel used. Resolution No.7,548 applicable to the Plus Market was subsequently published with the same sense and spirit. By the end of 2012, the above mentioned resolutions were renewed for a second time until April 2013.

On November 25, 2010, an agreement was entered into between generators and the Secretary of Energy to start readjustment of the WEM and comply with Resolution No.1,427/2004. Pursuant to this agreement, thermal generators started to receive a higher price for the monthly available power based on its availability. In addition, higher operation and maintenance costs will be recognized according to the fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and make a new investment with sales proceeds with maturity dates to be defined and not falling within the scope of Resolution No. 724/08. As from 2012, the Agreement was rendered of no effect until new amendments are made to the current regulatory framework.

The Secretary of Energy’s commitment to approve seasonal price increases to reach values that would cover at least total monomic costs started in November 2008 with partial adjustments to prices applicable to the period comprised between November 2008 and April 2009. In November 2011, a new seasonal price was approved for the November 2011-April 2012 period, reflecting values close to actual market costs. In subsequent resolutions, regulatory entities jointly started to reduce subsidies granted to certain industrial, commercial and residential sectors. These measures basically aim at providing greater predictability to market agents and supporting an economic and financial readjustment of economic transactions in the WEM.

Utility Companies

The macroeconomic scenario resulting from the enactment of the Public Emergency Law significantly altered the economic and financial balance of Argentine utility companies.  In particular, the size of the devaluation impact, in a context of fixed revenues as a consequence of the pesification of tariffs, affected the economic and financial position of said companies, including their ability to satisfy certain loan agreement provisions.

The Public Emergency Law pesified tariffs for utility services and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine Executive Branch was authorized to renegotiate contracts with utility companies. The UNIREN (Utilities Contract Renegotiation and Analysis Committee) was created to provide assistance in the utilities renegotiation process.

The UNIREN is currently renegotiating the contracts with Edesur and TGS. Renegotiations are in different stages (see Note 13.1.5 to the separate and consolidated financial statements). We are unable to predict the future development of the renegotiation process involving tariffs and concession contracts or the impact it may have on the results of operations or the financial position of the above mentioned companies.

Restructuring of CIESA’s debt

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt; and (iv) execution of a fifth amendment to the Restructuring Agreement whereby, upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of full payment of CIESA’s Financial Debt, in 2012 third quarter the Company recorded a gain of P$291 million attributable to its equity interest in CIESA, of which 221 and 165 are shown under Other Operating Income and Equity in Earnings of Affiliates, respectively, with a P$95 million charge recorded in the Income Tax line.

7.1.3. Migration of operating agreements with Venezuela

Within the framework of the oil contract renegotiation process started by the Venezuelan government, in August 2006 we signed the pertinent agreements in order to effect migration of operating agreements into mixed companies, whereby the Venezuelan government was entitled to a 60% ownership. (See Note 13.2 to the separate and consolidated financial statements).

The new conditions imposed under the migration of operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, economic, social and regulatory changes in Venezuela and, particularly, the business plans to be implemented to develop mixed companies’ reserves.

7.1.4. Commodity Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil related product prices.

International prices for crude oil have fluctuated significantly over the last ten years.  Changes in crude oil prices usually entail changes in the price for oil related products.

The year 2012 was marked by the worsening of the European sovereign debt crisis, the economic slowdown of emerging countries and the recovery of the United States, not quite consolidated yet.  In spite of these implications, during 2012 the prices of most commodities remained firm and unusually less volatile compared to other periods. The price of WTI reference crude oil averaged US$94.2 per barrel, accounting for an only 0.9% decrease compared to same period in 2011. UK Brent oil¸ recent reference of international crude oils, averaged US$112.1 per barrel with a premium over WTI of approximately US$18.

7.1.5. Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 15% in the 2006-2011 period. In 2012, oil production accumulated as of October averaged 569 thousand barrels per day, accounting for a 1% drop compared to same period of 2011. Gas production declined 3% to 121.4 million cubic meters per day.

In this context, our oil and gas reserves in Argentina, net of additions, declined 2% in 2012. The Company’s equivalent production increased 6% in 2012.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent to exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

7.1.6. Operations in Ecuador

Our operations in Ecuador have been affected by regulatory changes introduced by the Ecuadorian government as from April 2006, including the Law Amending the Hydrocarbon Law (Law No. 42/2006), the execution of amendatory agreements relating to Block 18 Participation Agreement, the execution with Petroecuador of the “Agreement for the use of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, the return of Block 31 to the Ecuadorian State and the no migration to service agreements in connection with Block 18 (see Note 3.1 to the consolidated financial statements – Operations in Ecuador).

These changes have materially modified the conditions set forth at the time of execution of our participation agreements, adversely affecting profitability prospects on projects, with the consequent negative impact on our assessment of investment recoverability.

On July 26, 2010, amendment to the Hydrocarbon Law in force was approved by operation of law, which amendment provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian State to migrate to Service Agreements in connection with Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC S.A. termination of said Participation Agreements and instructed Petroamazonas EP to start and develop the operational transition process.

Pursuant to the provisions in Section 9 of the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador, and a term was determined for the Company and the Ecuadorian State to agree on settlement of the agreement.

On March 18, 2011, the Hydrocarbon Secretary sent Official Letter No.626 to the Company informing that it was analyzing and structuring a regulatory framework to determine settlement of the agreements. On April 11, 2011 the Company filed an answer to the Official Letter and rejected the terms thereof claiming that they do not comply with the procedure to determine the settlement price established in the Amendment Agreements by the parties concerned, which procedure may not be unilaterally modified. In this respect, the Company sent a notice to the Hydrocarbon Secretary informing that it will continue implementing the procedure established in the agreements.

On December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian State informing on the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments entered into between Argentina and Ecuador. This implies the opening of a negotiation period prior to possible arbitration.

As of December 31, 2012, the Company recorded P$263 million to be recovered from the Ecuadorian State as provided for in the Amendatory Agreements, in the Other current receivables line (Note 15 to the consolidated financial statements). Such amount does not include the calculation of the adjustment provided for in such contracts, since the Company considers that it is not possible to determine with certainty the applicable adjustment rate.

As of the date of these financial statements, the Company is taking the necessary steps to reach an agreement with the Ecuadorian State regarding payment of the compensation provided for in the above mentioned agreements.

7.1.7. Changes in E&P asset portfolio

On May 31, 2012, the Company reached an agreement for the purchase of a 39.671% interest in PELSA from its controlling company Petrobras Participaciones S.L. in the amount of US$249.4 million. As from such date, Petrobras Argentina exercises control over PELSA with a 58.88% equity interest.

For purposes of consolidation of such shareholding, as of the date of the transaction the Company included the assets and liabilities of its subsidiary at their book value as of the date of the transaction. Taking into account that the price paid was higher than the book value, the Company recognized P$693 million in Shareholders’ Equity.

7.1.8. Divestment of San Lorenzo Refinery and other assets associated with the Refining and Distribution business

On May 4, 2010, the Company’s Board approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of San Lorenzo Refinery, the loading and unloading facilities and the associated fuel sales network, which were delivered to the buyer on May 2, 2011, with the transaction being subject to approval by the Argentine Antitrust Authorities (Comisión Nacional de Defensa de la Competencia) (see Note 18.2 to the separate and consolidated financial statements).

7.1.9. Divestment of Innova S.A.

On March 31, 2011, Petrobras Argentina S.A. reached an agreement for the sale of its interest in Innova S.A. to its controlling company Petróleo Brasileiro S.A. in an amount of US$332 million. This transaction is in line with the Company’s strategy to prioritize its activities in Argentina.

7.2. Discussion of Consolidated Results of Operations

(in millions of pesos, except where otherwise noted)

The following table sets out the Company’s results of operations for the years ended December 31, 2012 and 2011:

Net income: Net income attributable to the Company’s shareholders decreased 83, or 11.9%, to 615 in 2012 from 698 in 2011, which includes a 706 gain from discontinued operations, derived from the sale of the equity interest in Innova in March 2011.

Continuing operations accounted for a 670 gain in 2012 compared to a 12 loss in 2011.

Sales: Net sales increased 1,665, or 15%, to 12,765 in 2012 from 11,104 in 2011. This rise is mainly attributable to increases of 1,933, 1,084 and 187 in the Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments, respectively, partially offset by a 432 decline in sales for the Refining and Distribution segment. Intercompany sales totaled 5,502 in 2012 and 4,391 in 2011. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2012 increased 504, or 19.1%, to 3,146 from 2,642. This rise is mainly attributable to a 669 increase in the Oil and Gas Exploration and Production segment, partially offset by lower gross profit of 197, 133 and 37 in the Refining and Distribution, Gas and Energy and Petrochemicals business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses increased 228, or 18.9%, to 1,433 from 1,205 in 2011, mainly as a consequence of higher selling expenses, in line with the rise in net sales in the year under review and, to a lesser extent, the consolidation of PELSA operations in 2012, the administrative and selling expenses of which totaled 33.

Exploration expenses: Exploration expenses totaled 212 in 2012 and 391 in 2011 and are attributable to operations in Argentina. In 2012 expenses are mainly attributable to the abandonment of onshore exploration wells and in 2011 expenses basically derive from abandonment of offshore exploration wells.

Expenses for unsuccessful wells totaled 134 in 2012 and 346 in 2011.

Other operating expenses, net: Other operating expenses, net improved 710, accounting for losses of 121 and 831 in 2012 and 2011, respectively.

This improvement is mainly attributable to the restructuring of CIESA’s debt which accounted for a gain of 221 in 2012 and recognition of reduced losses of 260 and 93 from environmental matters and impairment charge on operations in Ecuador, respectively, in the year under review.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a higher loss of 112 to 148 from 36 in 2011. See “Analysis of Equity in Earnings of Affiliates”.

Operating income: Operating income improved 1,053 to 1,232 from 179 in 2011. This increase is basically attributable to an improvement in Other operating expenses, net and in Gross profit of 710 and 504, respectively.

Financial income (expense): Financial expenses decreased 106 million, or 39.7%, to 70 from 176. This improvement is basically attributable to:

- a drop in interest expense of 46 to 114 in 2012 from 160 in 2011, reflecting the positive effects of a 30% decline in average indebtedness.

- an improvement in exchange differences of 47, accounting for gains of 138 and 91 in 2012 and 2011, respectively, mainly attributable to the effect of higher depreciation of the Argentine peso against the US dollar (14.2% and 87% in 2012 and 2011, respectively) on the net monetary asset position in foreign currency.

Income tax: Income tax charge accounted for losses of 492 and 15 in 2012 and 2011, respectively, in line with a significant improvement in results of operations for the year under review.

7.2.1. Analysis of gross profit

7.2.1.1. Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Net sales for this business segment increased 1,933, or 46.7%, to 6,070 in 2012 from 4,137 million in 2011, mainly due to the improvement recorded in operations in Argentina.

Argentina

Sales attributable to operations in Argentina grew 1,925, or 48.4%, to 5,902 in 2012 from 3,977 in 2011.

As from June 1, 2012 the Company consolidates PELSA’s operations. PELSA accounted for an oil and gas average production of 14.5 thousand boe per day, adding approximately 3.1 million boe and accounting for an 843 increase in sales. Excluding these effects, oil and gas sales increased 1,084 to 5,059 from 3,977, mainly as a result of a 30% improvement in average sales prices. This effect was partially offset by a 2.1% drop in combined daily sales volumes of oil and gas to an average of 80.5 thousand boe per day.

Excluding consolidation of PELSA, daily production decreased about 1% to an average of 81.1 thousand boe per day in 2012. Lower production volumes of both oil and gas mainly derived from the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from workover works and drilling campaigns.

Crude oil sales rose 988, or 30.7%, to 4,210 in 2012 from 3,222 in 2011, mainly due to a 31.4% increase in average sales prices to P$315.6 per barrel from P$240.1 per barrel, basically derived from the partial recovery of domestic prices. Sales volumes totaled 36.4 thousand barrels in 2012 and 36.8 thousand barrels in 2011.

Gas sales rose 110, or 15.3%, to 830 from 720, primarily due to an 18.1% increase in sales prices to P$8.6 per thousand cubic feet from P$7.3 per thousand cubic feet mainly due to recognition of a higher price for “gas plus” in the Neuquén basin and rich gas in the Austral basin. Daily gas sales volumes totaled 264.1 Mcf and 272.2 Mcf, in 2012 and 2011, respectively.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased 8, or 5%, to 168 from 160, mainly attributable to operations in Bolivia and Mexico.

Gross profit: Gross profit for this business segment increased 669, or 57.9%, to 1,824 in 2012 from 1,155. Margin on sales was 30% and 27.9% in 2012 and 2011, respectively.

The year under review includes gross profit of 327 attributable to the consolidation of PELSA’s operations. Excluding these effects, gross profit rose 342 to 1,497 in 2012 from 1,155 and margin on sales increased to 28.6% from 27.9% in 2011, mainly derived from an improvement in operations in Argentina.

In 2012, gross profit for operations in Argentina rose 345, or 31.9%, to 1,425 from 1,080, and margin on sales increased to 28.2% in 2012 from 27.2% in 2011, mainly due to the partial recovery in average sales prices which allowed to offset the rise in production costs. In 2012, lifting cost increased 37.7% to P$58.1 per boe from P$42.2 per boe in 2011, basically as a consequence of the rise in oil service rates.

Gross profit for operations outside of Argentina dropped 3, or 5%, to 72 from 75, with a gross margin on sales of 42.9% and 46.9%, respectively.

7.2.1.2. Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Net sales for the Refining and Distribution business segment decreased 432, or 5.9%, to 6,846 in 2012 from 7,278 in 2011, mainly as a consequence of the effect of lower sales volumes, partly offset by a partial recovery in average sales prices, with improvements of about 30% in refined products. Lower sales volumes are basically attributable to the sale of San Lorenzo Refinery and the associated fuel sales network. In addition, in 2012 the catalytic reformer plant operations were transferred to the Petrochemicals segment, which accounted for 413 thousand cubic meters and net sales of 700 in 2011.

Processed crude oil volumes at the refineries dropped by 2.7 million barrels/year from 13.2 million barrels/year in 2011 to 10.5 million barrels/year in 2012, mainly as a result of the sale of San Lorenzo Refinery which accounted for processed oil volumes of 3.4 million barrels until April 2011. Processed crude oil volumes at Bahía Blanca Refinery increased 7.1% to 10.5 million barrels in 2012 from 9.8 million barrels in 2011, in line with an increased market demand for products.

Crude oil sales to third parties increased 170, or 22.4%, to 929 in 2012 from 759 in 2011, mainly as a consequence of an improvement in average sales prices in line with international reference prices.

In the year under review total sales volumes of refined products dropped 30.7% to 1,992 thousand cubic meters from 2,876 thousand cubic meters in 2011. Lower sales volumes are basically attributable to the transfer of the catalytic reformer plant operations to the Petrochemicals segment and the sale of San Lorenzo Refinery and the associated fuel sales network.

In 2012, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 791 thousand cubic meters, 547 thousand cubic meters, 461 thousand cubic meters and 193 thousand cubic meters, respectively.

In 2011, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 1,091 thousand cubic meters, 739 thousand cubic meters, 522 thousand cubic meters and 525 thousand cubic meters, respectively.

Gross profit: Gross profit for this business segment declined 197, or 29.2%, to 462 from 659 in 2011, as a result of the sale of San Lorenzo Refinery and the associated fuel sales network, the transfer of the catalytic reformer plant operations to the Petrochemicals segment and the rise in crude oil acquisition cost, which could only be partially passed through to sales prices. As a result, margin on sales dropped to 6.7% in 2012 from 9.1% in 2011.

7.2.1.3. Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Net sales for this business segment rose 1,084, or 60.7%, to 2,870 in 2012 from 1,786 in 2011, mainly as a result of the incorporation of the catalytic reformer plant operations which accounted for net sales of 1,000 in 2012 and which in 2011 were shown in the Refining and Distribution segment. An increase of 84 in styrenics sales revenues in Argentina to 1,870 from 1,786 in 2011 had a positive impact, though to a lesser extent, mainly as a result of a 10% improvement in average sales prices, partially offset by a 4.8% drop in sales volumes to 207.6 thousand tons in 2012 from 218.1 thousand tons in 2011.

In 2012, average sales prices in pesos in the styrene, polystyrene and synthetic rubber lines increased approximately 11%, 12% and 2%, respectively.

Performance of the main styrenic products was as follows:

a) As a consequence of raw material shortage, styrene sales volumes totaled 94.6 thousand tons, accounting for a 12.6% drop compared to previous year, reflected in a lower level of exports to Brazil.

b) Polystyrene sales volumes totaled 55.4 thousand tons, accounting for a 3.1% improvement. Domestic sales grew 11% as a consequence of the substitution of imports.

c) Sales volumes of bi-oriented polystyrene (BOPS) in 2012 totaled 11.2 thousand tons, accounting for a 20% improvement compared to 2011. This increase is explained by the low level of sales in 2011 as a consequence of labor strikes and the unscheduled plant shutdown.

d) Synthetic rubber sales volumes totaled 46.4 thousand tons, similar to the 46.8 thousand ton level recorded in 2011.

Gross profit: Gross profit for this business segment decreased 37, or 16.5%, to 187 in 2012 from 224 in 2011.

In 2012, incorporation of the catalytic reformer plant operations accounted for gross profit of 35, with a 3.5% gross margin, which was adversely affected by a plant shutdown in the first semester of 2012. As a result supplies were imported at costs significantly higher than the Company’s own production costs.

In 2012, gross margin on sales of styrenics dropped to 8.1% from 12.5% in 2011, as a result of the combined effect of an increase in raw material costs, which could only be partially passed through to sales prices due to the decline in international spreads, and the above mentioned drop in sales volumes.

7.2.1.4. Gas and Energy

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Gross profit: Gross profit for the Gas and Energy business segment in 2012 decreased 133, or 25.3%, to 392 from 525 in 2011, mainly in Electricity Generation and, to a lesser extent, in Hydrocarbon Marketing and Transportation operations.

Electricity Generation

Sales: Net sales for electricity generation rose 140, or 9.7%, to 1,598 from 1,458 in 2011, mainly as a consequence of increased electricity generation and sales attributable to Genelba Plus and Genelba Power Plants and start of operations of the new Ecoenergía Power Plant.

Genelba Plus sales rose 114, or 26.1%, to 550 from 436 in 2011, due to the combined effect of an increase in sales volumes and an improvement in average sales prices. Sales volumes rose to 1,303 GWh from 1,174 GWh, due to an increased hiring level and contract utilization factor. The Power Plant availability factor was higher than 99% in both fiscal years.

Genelba Power Plant sales increased 27, or 3%, to 916 from 889 in 2011. The increase in sales was attributable to the rise in sales volumes, partially offset by a decline in average sales prices, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement. Electricity sales for 2012 rose 18.4% to 5,520 GWh from 4,662 GWh, basically due to scheduled maintenance works performed in 2011. Within this context, the Power Plant’s availability factor and the plant factor were 99.1% and 95.7% in 2012 and 98.8% and 87.1% in 2011, respectively.

Net sales attributable to Pichi Picún Leufú dropped 9, or 6.9%, to 122 from 131 in 2011, mainly as a result of a 9.6% decline in sales volumes to 891 GWh from 985 GWh, as a consequence of reduced water flows in the Comahue basin.

Gross profit: In 2012, gross profit decreased 105, or 28.4%, to 265 from 370 in 2011, basically due to a reduced margin on sales attributable to Genelba Power Plant as a consequence of non-renewal of the Generators Agreement, increased costs in dollars and the fact that the cap spot price for energy continued at P$120/MWh. Along these lines, generation margin attributable to Pichi Picún Leufú was adversely affected by lower water contribution to the Comahue basin. Margin on sales attributable to all power plants decreased to 16.6% in 2012 from 25.4% in 2011.

Marketing and Transportation of Gas

Sales: Sales revenues rose 39, or 2.8%, to 1,435 from 1,396 in 2011, mainly as a result of increased revenues from gas sales, partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totaled 26 million in 2012 and 23 million in 2011.

Revenues from gas sales increased 183, or 19.5%, to 1,123 from 936 in 2011, basically due to a 29.3% rise in average sales prices, as a consequence of an improvement in the price of sales to Industries, and sales of non-conventional gas at “gas plus” price. These effects were partially offset by a change in the customers mix, with an increased share of residential customers with lower sales prices. Daily sales volumes declined 7.7% to 289 thousand cubic feet in 2012 from 313 thousand cubic feet in 2011.

Revenues from liquid fuel sales decreased 151, or 34.6%, to 286 from 437 in 2011, mainly due to a 37% decline in sales volumes to 137 thousand tons in 2012 from 219 thousand tons in 2011, as a result of reduced availability of gas to be processed in 2012.

Gross profit: Gross profit dropped 27, or 17.4%, to 128 in 2012 from 155 in 2011 and gross margin on sales declined to 8.9% in 2012 from 11.1% in 2011. This decline is mainly attributable to the drop in liquid fuel and natural gas volumes and the negative impact on transportation costs for the liquid fuel business of the charge imposed by Resolution No. 2,067 issued by the Secretary of Energy. These effects were partially offset by the above mentioned improvement in the price of gas sales to Industries and sales of non-conventional gas at “gas plus” price.

7.2.2. Analysis of Equity in Earnings of Affiliates

The table below shows the Company’s equity in earning of affiliates and subsidiaries for 2012 and 2011.

Equity in earnings of affiliates accounted for a higher loss of 112, from 36 in 2011 to 148 in 2012, mainly as a result of a higher loss derived from our equity in the earnings of Distrilec and reduced gain derived from our equity in the earnings of Refinor and PELSA. These effects were partially offset by higher gains resulting from our equity in the earnings of CIESA.

Distrilec / Edesur: Our equity in the earnings of Distrilec accounted for a loss of 253 and 90 in 2012 and 2011, respectively. Higher loss in the year under review is mainly attributable to the deterioration of Edesur’s operating results, which were adversely affected by the increase in operating costs without the pertinent recognition and passing through to tariffs.

CIESA / TGS: In 2012 and 2011, our equity in the earnings of CIESA accounted for a gain of 219 and 121, respectively. The improvement in the year under review is mainly attributable to the positive effects of the restructuring of CIESA’s debt in July 2012, resulting in the recognition of a gain of 165. This effect was partially offset by recognition of a gain of 118 from reversal of allowances on deferred assets recorded in CIESA in 2011. In addition, CIESA’s reduced financial expenses resulting from the restructuring of its debt in 2012 had a positive impact.

Refinor: Our equity in the earnings of Refinor dropped 56 to 11 in 2012 from 67 in 2011, mainly as a result of a decline in Refinor’s operating results, basically derived from an increase in the costs for the purchase of raw material and production expenses, which could only partially be passed through to sales prices.

PELSA: As from June 1, 2012 the Company acquired the control of PELSA. For such reason until May 31, 2012 the Company recognized equity in the earnings of PELSA by applying the equity method of accounting, with gains of 26 and 40 in the five-month period ended May 31, 2012 and in fiscal year 2011, respectively.

7.3. Liquidity and Capital Resources

We closely monitor liquidity levels in order to secure compliance with our obligations and the Business Plan. Along these lines, and as a guiding principle, financial solvency is the basis on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

- Design a capital structure in line with industry standards adaptable to the financial markets in which we operate.

- Maintain a liquidity level - invested in financial assets with high credit quality - that will support compliance with our obligations.

- Establish a debt maturity profile consistent with estimated cash generation.

- Efficiently manage borrowing costs.

Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process. The highlights during 2012 were the following:

- Strict compliance with all financial obligations, maintaining a level of indebtedness of US$500 million in 2012.

- Continued implementation of the Capital Expenditures Plan and acquisition of PELSA without increasing the level of indebtedness.

The most significant factors generally affecting our cash flow from operating activities are: fluctuations in prices for crude oil and oil related products, fluctuations in production levels and demand for our products, fluctuations in margins in the Refining and Distribution and Petrochemicals business units, changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls, fluctuations in exchange and interest rates, oil and gas reserves replacement capacity, etc.

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for fiscal years ended December 31, 2012 and 2011.

Cash

As of December 31, 2012 and 2011, cash and cash equivalents were 1,260 and 1,192, respectively.

Our goal is to maintain a liquidity reserve invested in short-term securities with high credit quality. We predominately invest in money market mutual funds, overnight deposits and term deposits.

On November 25, 2011, Decree No. 1,722/2011 established that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated within the local foreign exchange market. This Decree obliges Petrobras Argentina to exchange into local currency 100% of its goods and services export proceeds.

Subsequently, during April and May 2012, Resolutions No. 142/2012 and 231/2012 issued by the Ministry of Economy and Communication “A” 5300 issued by BCRA provided for a reduction in the terms for the exchange into local currency of all foreign exchange proceeds from exports.

Operating activities

Net cash from operations increased 1,207, or 71.2%, to 2,902 from 1,695 in 2011, mainly as a result of an improvement in gross profit, partially offset by a decrease in dividends collected and increased income tax payments, in line with higher results for the year under review.

Investing activities

Cash used in investing activities totaled a net cash application of 2,579 in 2012 and 772 in 2011.

The 1,807 increase in cash application is mainly due to increased capital expenditures and reduced cash from divestments, as detailed in the table below:

Capital expenditures increased 1,236 to 2,999 from 1,763, as shown in the table below:

- Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled 2,725 and 1,420 in 2012 and 2011, respectively. Higher capital expenditures in 2012 are mainly attributable to acquisition of a 39.67% equity interest in PELSA, in an amount of US$249 million. As a result of this transaction, a cash application of 1,005 was recognized and is shown net of cash available in PELSA at the time of the acquisition. In addition, capital expenditures in 2012 include 253 attributable to consolidation of PELSA’s operations as from June 1, 2012.

In both years, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on the development of non-conventional reserves for shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling.

In 2012, our investment plan involved drilling of 54 producing and injection wells and repair of 90 wells, mainly in the Neuquén basin, in the Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin, start up of a new crude oil treatment plant took place in Estancia Agua Fresca area in 2011 and allowed to increase crude oil processing capacity in such field.

- Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled 192 and 161 in 2012 and 2011, respectively.

In 2012, the Company continued to perform comprehensive maintenance projects at Bahía Blanca Refinery with a view to maintaining the mechanical integrity, reliability and efficiency of its units.

The Company moved forward with the Refining Quality Adjustment Project in Bahía Blanca in order to meet fuel quality specifications set by law in terms of sulphur contents.

In addition, at the Dock Sud Plant investments were made in operational improvements relating to logistic matters.

- Petrochemicals

In the Petrochemicals segment, capital expenditures totaled 60 and 42 in 2012 and 2011, respectively.

In 2012, the Company made investments at Puerto General San Martín Plant, mainly directed to upgrade its operating efficiency and improve storage and delivery facilities.

- Gas and Energy

In the Gas and Energy segment, capital expenditures totaled 14 and 127 in 2012 and 2011, respectively.

Higher investments in 2011 were mainly attributable to authorization for commercial operations of the Ecoenergía Power Plant and major maintenance and extension of useful life of gas and steam turbines in Genelba Combined Cycle.

Cash from divestments totaled 108 and 938 in 2012 and 2011, respectively. The increase in cash in 2011 is mainly attributable collection of proceeds from the sale of Innova in March 2011.

In 2012, CIESA’s financial debt restructuring process was successfully completed and accounted for cash of 195.

Financing activities

Net cash used in financing activities totaled 312 and 1,931 in 2012 and 2011, respectively, as detailed in the table below:

Increased cash applications in 2011 are mainly attributable to the payment of long-term debt in the amount of 1,747, of which 810, 579 and 358 are attributable to loans with PIB BV, bank financing sources and Class N Corporate Bonds issued under Petrobras Argentina Program, respectively.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 29, 2012 and April 6, 2011, the Company paid cash dividends in the amount of 211 and 183 in 2012 and 2011, respectively. In 2012, dividends include 18 attributable to dividends paid to minority interest.

7.4. Description of Indebtedness

All the financial debt of the Company and related companies is denominated in U.S. dollars.

As of December 31, 2012 and 2011, the Company’s indebtedness totaled 2,666 and 2,222, respectively, as shown in the table below:

As of December 31, 2012 bonds with an aggregate nominal value of US$500 million were outstanding under the Global Program due May 2008.

In addition, in August 2008, the CNV authorized a new Global Corporate Bond Program for a maximum principal amount at any time outstanding of US$1.0 billion or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any future applicable regulation.

The following represents our debt maturity profile as of December 31, 2012:

On June 9, 2005, the Argentine Executive Branch issued Decree No. 616/05 requiring that any cash inflow to the domestic market from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit must be made in U.S. dollars, have a term of 365 days and be non-interest bearing. In addition, it must be non-transferable, be registered and cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Decree may limit our ability to finance our operations through new loans granted by HQ, its subsidiaries outside of Argentina or any other kind of foreign financial loans.

Cross Default Provisions

Our outstanding corporate bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of the corporate bonds or the lender, as the case may be, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or remedied within 30 days after we have been served notice of the default.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

7.5. Future capital requirements

We estimate that our capital requirements relating to our investment plan, financial debt payment obligations, dividend payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and asset divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

- Oil and Gas Exploration and Production

Our 2013 investment plan is in line with reserve replacement and production goals, mainly in Argentina, as a crucial step in securing our sustainable growth.

Efforts will continue in the Neuquén basin to develop oil reserves through well drilling and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we plan to carry out well drilling and workover campaigns. We will go forward with the development of El Mangrullo field and with the tight gas project at Punta Rosada formation in the Río Neuquén field, for the exploitation of low permeability non-conventional gas reservoirs by using cutting-edge technology in the country.

In the Austral basin, capital expenditures will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.

In addition, we will go forward with the exploration study and investment program, including oil and gas non-conventional reservoirs.

- Refining and Distribution

In 2013, capital expenditures will be focused on improvement of the operational reliability of refining facilities as a whole. In addition, we will go forward with studies relating to the expansion of Bahía Blanca Refinery. Investments will also be made in connection with maintenance of Petrobras’ gas station network.

- Petrochemicals

At Puerto General San Martín plant, capital expenditures will be focused on reliability and maintenance projects associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.

- Gas and Energy

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable selling alternatives. In addition, and within the framework of negotiations with authorities, we are currently evaluating projects aimed at increasing thermoelectric generation capacity.

8. Summarized Balance Sheet and Income Statement Structure

See our report dated:

January 30,  2013

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. V. 1  P. 17

Miguel A. Urus

CPA (UBA)

C.P.C.E.C.A.B.A. V. 184 P. 246

Degree in Business Administration

C.P.C.E.C.A.B.A. V. 28 P. 223

9. Statistical Data

For the year ended				
		12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/30/2008
Crude oil sales (thousands of barrels)						
Argentina		15,614	13,444	13,764	14,111	15,008
Perú	**(a)**	-	-	-	767	3,150
Bolivia		144	157	177	206	255
Ecuador	**(b)**	-	-	978	1,348	3,857
Total		15,758	13,601	14,919	16,432	22,270
Natural gas sales (thousands of cubic feets)						
Argentina		100,462	99,337	99,876	111,088	99,938
Perú	**(a)**	-	-	-	512	2,855
Bolivia		3,024	3,628	4,350	5,359	6,196
Total		103,486	102,965	104,226	116,959	108,989
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	19,722	474,767	483,440
SBR (tons)		46,437	46,829	45,491	47,077	48,114
Styrene (Argentine) (tons)		94,572	108,221	97,980	88,181	92,018
Styrene (Brazil) (tons)	**(d)**	-	39,016	143,037	131,825	114,006
Polystyrene (Argentine) (tons)		66,560	63,053	66,135	63,352	60,247
Polystyrene (Brazil) (tons)	**(d)**	-	38,453	146,136	120,326	110,642
Other derivered products (m3)	**(e)**	392,386	-	-	-	-
		599,955	295,572	518,501	925,528	908,467
Refining products sales (m3)						
Gasoline		546,565	738,705	717,958	671,061	768,762
Gas oil		790,874	1,090,796	1,527,191	1,435,688	2,007,077
Fuel Oil / IFOs / Asphalts		460,831	522,221	732,988	638,559	940,657
Other derivered products (m3)	**(e)**	193,537	524,860	706,483	796,624	994,666
		1,991,807	2,876,582	3,684,620	3,541,932	4,711,162
Electricity generation (gwh)						
Energy produced		6,178	5,301	5,710	6,001	6,193
Contracted sales		3,025	2,921	2,784	2,605	2,578
Spot sales		4,756	3,919	4,065	4,326	4,209
Total sales		7,781	6,840	6,849	6,931	6,787

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

10. Listed Price of Company’s Shares

(a) As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting (see Note 16 to the separate financial statements) as a result of which the number of outstanding shares doubled.

11. Board of Directors’ Proposal

Approval of Financial Statements:

In compliance with Section 234 of the Business Associations Law, we inform that the financial statements for the year ended December 31, 2012 will be submitted to the next Shareholders’ Meeting for approval.

Allocation of retained earnings:

In compliance with the applicable legal provisions, the Company’s Board of Directors proposes the General Shareholders’ Meeting that retained earnings as of December 31, 2012 amounting to 555 be allocated as follows:

To Legal Reserve

  31

To Voluntary Reserve for future investments

524

The General Shareholders’ Meeting will discuss and finally resolve on the allocation of retained earnings and balances of the Reserve for future investments and Reserve for future dividends.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A.

Exhibit I: Corporate Governance Code

General Resolution No. 606/12 of the Argentine Securities Commission (CNV)

In compliance with General Resolution No. 606/12 of the Argentine Securities Commission (“CNV”), the Report on the Corporate Governance Code (hereinafter “Corporate Governance Code”) of Petrobras Argentina S.A. (“PESA” and/or the “Company”)  is attached to this Annual Report as an Exhibit, identified as Exhibit IV to Chapter XXIII of the CNV Rules (2001 revised text, hereinafter, and together with any other regulation issued by the CNV, “the Rules”) for fiscal year ended December 31, 2012.

PRINCIPLE I:  DISCLOSE THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP HEADED BY IT AND/OR OF WHICH IT IS PART, AND ITS RELATED PARTIES

Recommendation I.1: Ensure disclosure by the Management Body of the policies applicable to the relation of the Issuer with the economic group headed by it and/or of which it is part, and with its related parties.

Recommendation fulfilled.

The Company does business with related companies, as disclosed on the financial statements, according to the provisions of the International Accounting Standards issued by the International Accounting Standards Board (“IASB”). In addition, the Company lists the companies over which it exercises control, joint control and significant influence in the Financial Statements. For these transactions, the Company has an “Internal Standard for Transactions between Related Parties” which is consistent with the provisions of Sections 5, 15 and 73 of Executive Branch Decree No. 677/2001 - replaced by Sections 99 subsection a), 109 and 110 and 72 and 73 of Capital Market Law  No.  26,831 (“CML”) -1- respectively - , and Section 12 of Chapter III of the Revised Text of the CNV and the habitual practices of PESA with respect to these transactions.  The purpose of this internal standard is to provide a reference framework to outline the elements to be considered as well as the procedures to be followed when the Company enters into transactions with related parties. To this end, it defines the terms related parties and relevant amount according to the rules in place and sets out the procedures to be followed in case of: (i) recurrent or specific transactions that exceed or are expected to exceed the Relevant Amount; and (ii) transactions that do not exceed the Relevant Amount but may entail a conflict of interest.

-1- The Capital Market Law was enacted on November 29, 2012 and promulgated under number 26,831 on December 27, 2012.  In accordance with Section 155, it came into force thirty (30) calendar days following the date of its promulgation (i.e. on January 28, 2013), except for the provisions that are subject to regulation by the CNV.

Recommendation I.2: Ensure that mechanisms are in place to prevent conflicts of interest.

Recommendation fulfilled.

The Company has a “Code of Corporate Conduct and Ethics” (see VIII.1) and "Irregularities and Conflict of Interest Reporting Guidelines" (see VIII.2 y VIII.3) that allow to identify, handle and solve conflicts of interest.

Both the Code and the Guidelines are available on the web page of the Company.

Recommendation I.3: Prevent the inappropriate use of privileged information.

Recommendation fulfilled.

The Company has internal policies in place to prevent the inappropriate use of privileged information by all employees. The purpose of these policies is to define and standardize the treatment of information that adds value to its competitiveness and may have an impact on its financial performance, its market share, its image or its relations with interested parties, and they create a regulatory framework to ensure an effective protection of the Company’s information.

In addition, there is an internal rule intended to: i) regulate the classification of information according to criticality, ii) define the classification structure, provide guidance on competency development and iii) define the responsibilities outlined in the Information Security Policy. This rule is in turn supplemented by a set of rules that provide guidance on the different ways to treat information according to its degree of criticality (Public, Corporate, Reserved, Confidential and Secret Information).

PRINCIPLE II: LAY THE FOUNDATIONS FOR A SOUND MANAGEMENT AND OVERSIGHT OF THE ISSUER

Recommendation II. 1: Ensure that the Management Body assumes the management and oversight of the Issuer and its strategic guidance.

II.1.1 The Management Body approves:

II.1.1.1 The strategic or business plan, as well as the performance goals and annual budgets,

Recommendation partially fulfilled.

According to the provisions in the Business Associations Law, as amended (“BAL”) and the Corporate Bylaws, the Board is the highest instance of corporate management and representation, and is consequently empowered to carry out, within the scope of the Company’s corporate purpose, any legal act or transaction of administration and disposition, upon any title whatsoever, except for those acts and transactions falling exclusively within the scope of the General Shareholders’ Meeting as provided for under the BAL or the Corporate Bylaws. Consequently, the Board establishes the strategic and business plan guidelines, and approves the annual budget and the organizational performance goals.  As regards the annual budget, the Board approves the premises used and the breakdown of investments, as well as the consolidated production and other business volumes, the income and cash flow statements; while as regards the organizational performance goals, it approves the structure of performance goals which are also used for the Variable Compensation Program and the Bonus Program. The Compensation Committee created by the Board regularly follows up and reviews all aspects related to such programs.

II.1.1.2 the investment policy (investments in financial assets and capital expenditures), and the financing policy,

Recommendation fulfilled.

The Board has set up a method whereby it acts directly or through delegation in the Management Committee or the different Divisions according to the investment and funding goals.

The Company has policies on investment in financial assets and funding policies. These policies have been approved by the Management since, as aforesaid, the Board mainly operates as a management, supervisory and control body which has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL. Likewise, the Board approves the investment budget and the annual financial budget at the time of approving the annual budget.

II.1.1.3 the corporate governance policy (fulfillment of the Corporate Governance Code),

Recommendation fulfilled.

The Board approves the corporate governance policy, supported by the interaction of a set of its own Codes and Policies, as adopted by the Board itself, in line with the rules in place as to corporate governance  issued by the CNV, the Securities and Exchange Commission (“SEC”) and self-regulated markets where the Company is listed, inclusive of the  Code of Corporate Conduct and Ethics, the Irregularities and Conflict of Interest Reporting Guidelines, the Market Policies and Practices Code, the Guidelines on Personal Loans to Directors and Executives, the Management Committee Regulations, the Market Reporting and Disclosure Procedure and the Audit Committee Regulations.

II.1.1.4 the policy on selection, evaluation and remuneration of first-line managers,

Recommendation partially fulfilled.

The Management Body of the Company approves the Human Resources Policy of the Company. It also has the Compensation Committee as an advisory body, which is composed of three (3) of its members, as described in VII.1

II.1.1.5 the policy on allocation of responsibilities to first-line managers,

Recommendation fulfilled.

The Board mainly operates as a management, supervisory and control body and has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL, defining the roles and responsibilities of each position.

Said managers form the Management Committee, directly report to the Board and are liable to the Company and third parties for their performance to the same extent and the same manner as Board members. It is not the Executive Committee prescribed in Section 269 of the BAL and Section 11 of the Corporate Bylaws.

II.1.1.6 the oversight of succession plans for first-line managers,

Recommendation partially fulfilled.

As mentioned in the preceding paragraph, the Human Resources Executive Division conducts the aforesaid oversight.

II.1.1.7 the corporate social responsibility policy,

Recommendation fulfilled.

The Management Body approves the Corporate Social Responsibility Policy whose main guidelines are: a) corporate activities aimed at ensuring that corporate governance is committed to ethics and transparency in the relationship with stakeholders; b) sustainable development and investment aimed at carrying on business and activities with social responsibility, adopting commitments aligned with the UN Global Compact principles, and looking for sustainability in social investments for an acceptable fruitful insertion within communities; c) human rights, diversity and workforce commitment, respecting and supporting internationally recognized human rights, the promotion of decent work (supporting the eradication of child and slave labor and degrading work) and the respect for the human and cultural diversity of its workforce, fostering its commitment to the social responsibility of the Company.

II.1.1.8 the comprehensive risk management and internal control policy and the fraud prevention policy,

Recommendation fulfilled.

The Management Body approves policies on risks, internal control and fraud prevention.

Since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial statements, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

As regards fraud prevention, the Company prepares the Internal Audit Plan on an annual basis and this plan is presented to the Audit Committee.

Likewise, disclosures are made to the Audit Committee of all significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting, which are reasonable likely to affect the Company’s ability to record, process, summarize and report financial information, as well as of any fraud or potential fraud involving the management or employees having a significant role in the Company’s internal control over financial reporting.

II.1.1.9 the policy of continuous training for members of the Management Body and first-line managers,

Recommendation partially fulfilled.

The Board delegated the planning of the policy to the Management Committee and its implementation to the Human Resources Executive Division.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating of rules and regulations. This is reflected on meeting records.

II.1.2 If deemed appropriate, add other policies applied by the Management Body that have not been mentioned, and describe the main features.

There are no policies that have not been mentioned that we consider relevant to mention and describe.

II.1.3 The Issuer has a policy to ensure availability of relevant information required for decision making by the Management Body and a direct communication channel with managers, on an equal and symmetric basis for all its members (external and independent executives) and in a timely manner so as to enable a detailed analysis of contents. Explain.

Recommendation fulfilled.

The Company ensures the availability of relevant information for decision making by the Management Body. In this regard, Section 9 of its Corporate Bylaws establishes that notice of Board meetings must be given in writing to all Board members not less than five days before the date of the meeting.

The Corporate General Secretary is responsible for giving notice of meetings of the Management Body, as well as for the availability of the information related to such meetings. The Corporate General Secretary is available for consultation by the members of the Management Body on the matters to be dealt with at Board meetings.

II.1.4 The matters submitted for the consideration of the Management Body are accompanied by an analysis of the risks associated with the decisions that may be adopted, taking into account the enterprise risk level considered acceptable by the Issuer. Explain.

Recommendation fulfilled.

All matters submitted for the consideration of the Board of Directors are accompanied by an analysis of the risks associated with the decisions that may be adopted. For this purpose, each responsible area submits, where applicable, its evaluation and opinion on matters falling within its field of competence, in order to assess all risks associated with the decision, taking into consideration the Company’s acceptable level of risk.

Recommendation II.2: Ensure an effective business Management Control

The Management Body verifies:

II.2.1 compliance with the annual budget and the business plan,

Recommendation fulfilled.

The Board has developed a system to control budget deviations and, in case of budget deviations, it intervenes directly or through the Management Committee or the different Divisions or Executive Managers, depending on the extent of the deviations.

On a regular basis or when there are budget deviations that must be analyzed by the management body, the Management submits the annual budget compliance issue to it.

Likewise, the Management shares and reviews on a monthly basis the budget control report and the outlook, and if issues that must be dealt with by the Management Committee are identified in the review, they are sent to the Management Committee for consideration.

Budget Control is focused on the tracking of the most important economic, financial and operational variables in the Company, such as, for example:  Price and Volume, Statements of Income and Cash Flow, Investments, Yield on Capital Employed, Sales, Fixed Expenses, Working Capital Investment, Production and Charges. In turn, a tracking of these indicators is conducted to show their Monthly, Cumulative and Year-over-Year variation.

II.2.2 the performance of first-line managers and achievement of goals set for them (targeted level of profits compared to actual level of profits, rating, quality of financial reporting, market share, etc.).

Describe the main features of the Management Control policy of the Issuer detailing the techniques used and the frequency of the monitoring done by the Management Body.

Recommendation fulfilled.

The tracking of first-line managers’ performance goals is reviewed by the Management and regularly submitted to the Compensation Committee, which is a committee composed of Board members (see answer to item VII.1.1). Likewise, on a semi-annual basis, this committee submits a report of its work to the Board.

In addition, in all Board meetings, the CEO submits a Report on the business of the Company, and provides the Board with relevant information to assess the achievement of the goals set for First-line Managers.

Recommendation II.3: Disclose the performance appraisal method used by the Management Body and its impact.

II.3.1 All members of the Management Body comply with the Corporate Bylaws and, where applicable, with the operating Regulations for the Management Body. Detail the main provisions of the Regulations. Indicate the degree of compliance with the Corporate Bylaws and the Regulations.

Recommendation fulfilled.

Board members thoroughly comply with the Corporate Bylaws. It is worth mentioning that the Management Body of the Company does not have operating regulations.

II.3.2 The Management Body presents the results of its performance taking into account the goals set at the beginning of the period, so that the shareholders can assess the degree of compliance with such goals which include financial and non-financial objectives. In addition, the Management Body presents a diagnosis on the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.

Detail the key aspects of the assessment made by the General Shareholders’ Meeting of the degree of goal achievement by the Management Body and degree of compliance with the policies mentioned in Recommendation II, items II.1.1 and II.1.2, indicating the date of the Meeting at which the assessment was submitted.

Recommendation partially fulfilled.

The Board presents the results of operations in the Annual Report, which is reviewed and approved by the Shareholders’ Meeting at the time of considering and deciding on the matters contemplated in subsections 1 and 2 of Section 234 of the BAL.

Taking into account that the Management is in charge of ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board does not make a diagnosis of the degree of compliance with these policies. The appropriateness of making a diagnosis will be considered in the future.

Recommendation II.4: The number of external and independent members must represent a significant share of the members of the Management Body.

II.4.1 The share of external and independent executive members (as defined by the regulations of this Committee) on the Management Body bears a relationship to the capital structure of the Issuer. Explain.

Recommendation fulfilled.

Section 9 of the Corporate Bylaws, as approved by the Shareholders’ Meeting held on January 30, 2009, sets forth that the Company will be managed by a Board composed of nine (9) regular Directors who are elected for a three-year term and renewed by thirds each year. In turn, the Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors in order to fill any vacancy, and determine the order of priority.

The Board is currently composed of nine (9) regular Directors and seven (7) alternate Directors, of which three (3) regular Directors and one (1) alternate Director are independent, according to the parameters set in the Rules.

The Board considers that currently the number and qualifications of its members match the complexity level of the Company’s decision-making processes and the size of its operations. If circumstances changed and if deemed convenient, the Board may bring the issue to the Shareholders’ Meeting for modification, as it was done in the past. The Board also considers that the current number of Independent Directors match corporate structure.

II.4.2 During the current year, at a General Meeting, the shareholders adopted a policy of maintaining the share of independent members at no less than 20% of the total number of members of the Management Body.

Provide a description of the key features of such policy and any shareholders’ agreement, allowing us to understand the manner in which the members of the Management Body are designated and their term of office. Indicate if the independence of the members of the Management Body was questioned during the course of the year and if there were abstentions due to conflicts of interest.

Recommendation fulfilled.

The Shareholders’ Meeting is responsible for appointing and setting the share of Independent Directors over the total number of Directors as per applicable rules. The Company does not have a specific policy aimed at keeping a share of Independent Directors over the total number of Board members but, as a regular practice, the number of Independent members of the Board is enough to complete the Audit Committee.

On the other hand, the Corporate Bylaws sets forth that the Board shall be composed of nine (9) members who are elected for a three (3)-year term and renewed by thirds. The Bylaws also establish that the Audit Committee shall be composed of three (3) members, elected from among the Regular Directors, the majority of which must be independent. However, as PESA has an American Depositary Shares program and is therefore subject to SEC oversight, all Committee members are independent in order to meet the SEC’s requirements. In this regard, three (3) out of the nine (9) members of the Board (who serve on the Audit Committee) are independent.

There are no shareholders agreements regarding the designation of Board members. The independence of Board members was not questioned during the course of the recent year.

Recommendation II.5: Ensure that rules and procedures of nomination and selection of members of the Management Body and first-line managers are in place.

II.5.1 The Issuer has an Appointment Committee:

Recommendation not fulfilled.

The Company does not have an Appointment Committee and does not consider it necessary to have one because the functions of such committee, within the scope of the rules in force, are effectively in the hands of the Board of Directors with the support of the Management Committee, the Director of Legal Affairs, the Executive Manager of Human Resources and the Corporate General Secretary.

For the aforesaid reasons, items II.5.1.1 to II.5.1.5 are not applicable.

II.5.2 If there is an Appointment Committee:

For the reasons mentioned in II.5.1, items II.5.2.1 to II.5.2.7 are not applicable.

II.5.3 If deemed appropriate, add policies implemented by the Appointment Committee of the Issuer that have not been mentioned in the preceding item.

For the reasons mentioned in II.5.1, this item is not applicable.

Recommendation II.6: Evaluate the convenience of having members of the Management Body and/or statutory syndics performing functions in different Issuers.

Recommendation not fulfilled.

The Board considers that, to the extent that its members and/or the Statutory Syndics duly fulfill their duties, it is not necessary to impose limits to their participation in the Board of Directors or Statutory Syndic Committees of other companies.

Recommendation II.7: Ensure the Training and Development of the members of the Management Body and first-line managers of the Issuer.

II.7.1 The Issuer has continuous Training Programs in accordance with the needs of the Issuer for the members of the Management Body and first-line managers. These programs include matters relating to their functions and responsibilities, comprehensive business risk management, know-how of the business and its regulations, corporate governance dynamics and corporate social responsibility. In the case of members of the Audit Committee, programs include international accounting standards, auditing standards, internal control rules and capital market specific regulations.

Describe the programs implemented throughout the year and their degree of compliance.

Recommendation partially fulfilled.

The Management Committee, by delegation from the Management Body, defines the training guidelines and strategies and the Master and Postgraduate programs sponsored by the Company. These programs are comprehensively managed and are available for all employees of the Company, including first-line Managers.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating regarding rules and regulations. This is reflected on meeting records.

II.7.2  The Issuer encourages members of the Management Body and first-line managers, by means other than those mentioned in II.7.1, to undertake continuous training to supplement their education and so add value to the Issuer. Indicate the manner in which this is done.

Recommendation fulfilled.

The Company considers that the programs mentioned in item II.7.1 are sufficient to provide continuous training for the members of the Management Body and first-line managers.

PRINCIPLE III: ENSURE THAT AN EFFECTIVE POLICY IS IN PLACE FOR THE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF THE BUSINESS RISK

Recommendation III: The Management Body must have a comprehensive business risk management policy in place and monitor its proper implementation.

III.1 The Issuer has comprehensive business risk management policies in place (to ensure achievement of strategic, operational, financial, financial reporting goals, compliance with laws and regulations, etc.). Provide a description of the most important features of these policies.

Recommendation partially fulfilled.

The Board regularly reviews and assesses corporate risks, according to the Company’s activities and countries where the Company operates, so as to prevent any difficulty and/or leverage opportunities.  The Corporate Internal Control System is supported by Policies established by the Management Committee as well as Systems and Procedures implemented by qualified personnel. This Internal Control System is designed to ensure achievement of the Company’s goals, securing efficiency of operations, information reliability and compliance with laws, regulations and policies in general.

Likewise, the risks are then presented and assessed within the scope of the Audit Committee in compliance with its Annual Action Plan, with special focus on: (a) regulatory matters that may have a material impact on the Company, (b) insurance policies and insurable risks, (c) allocation of responsibilities for environmental matters and remediation, (d) matters that may lead to controversial interpretations and have a material adverse effect on the Company and (e) the updating of exchange rate risk policies and their application.

III.2 There is a Risk Management Committee within the Management Body or the General Management. Inform of the existence of procedure manuals and describe the main risk factors that are specific to the Issuer or its business and the mitigation actions implemented. In the absence of such Committee, describe the oversight role of the Audit Committee with respect to risk management.

Also indicate the degree of interaction between the Management Body or its Committees and the General Management of the Issuer in the field of comprehensive business risk management.

Recommendation partially fulfilled.

The statements contained in Recommendation III.1 apply here.

III.3 There is an independent function within the General Management of the Issuer that implements the comprehensive risk management policies (function of the Risk Management Officer or equivalent). Specify.

Recommendation not fulfilled.

There is no independent function of Risk Management Officer or equivalent. The Company will consider the possibility of creating such function in the future.

III.4 The comprehensive risk management policies are constantly updated pursuant to the recommendations and recognized methods in this field. Indicate which (Enterprise Risk Management, in accordance with the conceptual framework of the COSO –Committee of sponsoring organizations of the Treadway Commission–, ISO 31000,  IRAM standard 17551, section 404 of the Sarbanes-Oxley Act, other).

Recommendation partially fulfilled.

As aforesaid (see II.1.1.8), since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial statements, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

III.5 The Management Body discloses the results of the risk management oversight carried out jointly with the General Management in the Financial Statements and the Annual Report. Specify the main points of the disclosures made.

Recommendation fulfilled.

The note “Financial and equity risk management” to the Financial Statements of the Company discloses information on risk management goals and policies, commodity price risk, exchange rate risk, interest rate risk, liquidity risk, credit risk, equity management, financial instruments by categories, fair value of financial instruments, and fair value hierarchy.

PRINCIPLE IV: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING WITH INDEPENDENT AUDITS

Recommendation IV: Ensure the transparency and independence of the functions of the Audit Committee and the External Auditor.

IV.1 When the Management Body selects the members of the Audit Committee taking into account that a majority must be independent, it evaluates the convenience of having it chaired by an independent member.

Recommendation fulfilled.

According to the provisions of the Transparency Regime, companies making public offering of their shares and securities must create an Audit Committee that will be formed by three (3) or more members of the Board, the majority of which must be independent. Thus, on May 21, 2003 the Board approved the implementation process as required by CNV General Resolution No. 400/02. In compliance with the above resolution, on March 19, 2004 the General Regular Shareholders’ Meeting approved, among other measures, the addition of a section to our Bylaws regarding the structure and operation of the Audit Committee. In addition, on May 7, 2004, the Audit Committee approved its Internal Regulations. The Audit Committee approves the Action Plan for the current fiscal year on an annual basis. The Board as a whole nominates the members of the Audit Committee, as per section 109 of the CML, the Rules and Section 9 bis of the Corporate Bylaws.

As mentioned in recommendation II.4.2, the Audit Committee is currently composed of three (3) regular members and one alternate member, and they are all independent. It should be highlighted that the Board prioritizes, as a guideline for the appointment of the Audit Committee Chair, having a Financial Expert at that function, for the close link between this qualification and the Committee’s functions.

IV.2  There is an internal audit function that reports to the Audit Committee or the Chairman of the Management Body and is responsible for the evaluation of the internal control system. Indicate if the Audit Committee or the Management Body make an annual evaluation of the internal audit performance and the degree of independence in their professional work, with this meaning that the professionals serving such function are independent of the other operational areas and also meet the independence requirements with respect to controlling shareholders or related entities with significant influence on the Issuer.

Also specify if the internal audit function operates in accordance with the International Standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors (IIA).

Recommendation fulfilled.

The Company has an Internal Audit division that reports to the Audit Committee and is responsible for the evaluation of the internal control. On an annual basis, the Audit Committee evaluates the performance of this division and its degree of independence.

All works are carried out in accordance with international standards. It should be pointed out that the Company is taking steps to obtain the International Certificate of Quality Assurance in Internal Audit that certifies compliance with the best international practices in Internal Audit. This certificate is issued by the Argentine Institute of Internal Auditors (Instituto Argentino de Auditores Internos de Argentina) that is a member of the Institute of Internal Auditors, which will certify the Company’s compliance with the highest international standards in this field.

IV.3 The members of the Audit Committee annually evaluate the qualifications, independence and performance of the External Auditors designated by the Shareholders’ Meeting. Describe the main aspects of the procedures used for the evaluation.

Recommendation fulfilled.

On a quarterly basis, the Audit Committee holds a meeting with the External Auditors in which the latter set out the results of their work in connection with the Financial Statements of the Company. On an annual basis, the members of the Committee evaluate the performance and independence of the auditors and enquire into the matters they deem appropriate.

It is pointed out that whenever the Board makes a proposal as to the appointment of External Auditors to be submitted before the Shareholders’ Meeting, the Audit Committee issues a report on that regard, as per the rules in force.

Additionally, the Audit Committee includes in its Annual Management Report an item indicating whether it has become acquainted with any relevant issue to be disclosed in relation to the External Auditors appointed by the Shareholders’ Meeting for the fiscal year regarding their independence, and provides its opinion about the planning and performance of the external audit in the fiscal year.

IV.4 The Issuer has a policy on turnover of  members of the Statutory Syndic Committee and/or the External Auditor; and in the case of the External Auditor, if the turnover includes the external audit firm or only the individuals.

Recommendation partially fulfilled.

Regarding turnover of members of the Statutory Syndic Committee, Section 12 of the Corporate Bylaws sets forth that the members of the Statutory Syndic Committee will hold office for one year, and that they may be reelected.

Regarding turnover of External Auditors, the Company complies with the mandatory requirement in the Rules that the Audit Firm partner charged with external audit efforts must be changed every five (5) years. This requirement does not extend to the Audit Firm itself.  It should be pointed out that in the last decade, the Company has rotated its External Audit firm three times.

PRINCIPLE V: RESPECT THE RIGHTS OF SHAREHOLDERS

Recommendation V.1: Ensure that the shareholders have access to information of the Issuer.

V.1.1 The Management Body promotes holding of regular informative meetings with shareholders simultaneously with the release of interim financial statements. Explain indicating the number and frequency of the meetings held throughout the year.

Recommendation fulfilled.

The Company meets the periodic reporting requirements outlined in the Rules and Regulations of the Buenos Aires Stock Exchange (“BCBA”). Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated.  In addition to the information that must be disclosed to the BCBA and the CNV under the reporting and legal requirements, the Company discloses all the information considered relevant directly to the Shareholders in a transparent and precise manner.

Additionally, the Company has an exclusive investor assistance division (Financial Planning and Investor Relations Management) that is in close contact with the Shareholders to inform them on the Financial Statements and the changes in the Company’s business segments, and is permanently available to the Shareholders upon the occurrence of any relevant event.

V.1.2 The Issuer has reporting mechanisms for investors and a special division for handling their queries. In addition, it has a website that shareholders and other investors can visit, that provides an access link to establish contact among them. Detail.

Recommendation fulfilled.

As stated in Recommendation V.1.1, the Company meets the periodic reporting requirements outlined in the Rules and in the BCBA Regulations. Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated. The Company currently has a Financial Planning and Investor Relations Management in charge of responding Shareholders’ questions and queries. Likewise, the Company issues quarterly press releases reporting the Company’s results of operations, among other information, to Shareholders in general, corporate bodies and the regulatory authority.

On the other hand, the Company has a website (www.petrobras.com.ar) that includes a regularly updated section (“For Investors”), devoted exclusively to investors. For more information on the webpage, see Recommendation VI.1.

Recommendation V.2: Promote the active participation of all shareholders.

V.2.1 The Management Body takes actions to promote the participation of shareholders at General Shareholders’ Meetings. Explain, differentiating the actions required under the law from those voluntarily offered by the Issuer to its shareholders.

Recommendation fulfilled.

The Board takes all actions as required under the law to promote attendance and participation of all Shareholders at General Shareholders’ Meetings so as to ensure the exercise of their rights.

V.2.2 The General Shareholders’ Meeting has operating Regulations that ensure that information is made available to shareholders sufficiently in advance for decision making. Describe the main provisions of such regulations.

Recommendation not fulfilled.

The Company does not consider it necessary to have operating regulations for Shareholders’ Meetings, as it complies with all legal requirements regarding the holding of meetings. Likewise, it makes available to the Shareholders all the information required by law within the prescribed time limits.

V.2.3 The mechanisms implemented by the Issuer to facilitate minority shareholders to propose items for the agenda of General Shareholders’ Meetings pursuant to the rules in force are applicable. Explain the results.

Recommendation fulfilled.

There is no factual or bylaw impediment for minority Shareholders to propose items for the agenda of Shareholders’ Meetings. However, up to the date hereof, no minority Shareholder has proposed agenda items in accordance with the rules in force.

V.2.4 The Issuer has policies to promote the participation of the most significant Shareholders, such as institutional investors. Specify.

Recommendation not fulfilled.

The Company understands that it is not necessary to have additional policies to promote the participation of the most significant Shareholders, as it complies with all legal requirements for the giving of notice of meetings to all shareholders without distinction, as stated in Recommendation V.2.1.

V.2.5 At Shareholders’ Meetings where nominations of members of the Management Body are proposed, the following information is disclosed before voting: (i) each candidate’s position on the adoption or not of a Corporate Governance Code; and (ii) the grounds supporting such position.

Recommendation not fulfilled.

At present, the Company does not disclose in advance each candidate’s position on the adoption of a Corporate Governance Code. The possibility of adding this recommendation will be considered in the future.

Recommendation V.3: Ensure the one share–one vote principle

The Issuer has a policy that promotes the one share-one vote principle. Indicate the changes in the ownership structure of outstanding shares broken down by class during the last three years.

Recommendation fulfilled.

The Company promotes the one share-one vote principle pursuant to the provisions of Section 5 of the Corporate Bylaws, that establish that all shares of the Company are Class “B” common shares entitled to one vote per share and having a nominal value of one peso (n/v AR$1) each.  It is pointed out that although the Corporate Bylaws contemplates the possibility of issuing preferred stock with or without voting rights, as of the date hereof, such option has not been exercised.

There were no changes in the ownership structure of outstanding shares and classes during the last three years.

Recommendation V.4: Establish mechanisms to protect all shareholders from takeovers.

The Issuer adheres to the System for Binding Public Offering. Otherwise, explain if the bylaws provide for other alternative mechanisms, such as tag along or others.

Recommendation fulfilled.

The Company, at the General Regular and Special Shareholders’ Meeting held on July 8, 2003, decided not to adhere to the Optional Statutory System for Binding Public Offering (Section 17 of the Corporate Bylaws), given the lack of history and that non-adhesion does not prevent voluntary exercise or future adhesion. There are no alternative mechanisms provided for in the bylaws as their non-inclusion in the bylaws prevents their use in the future.

Without prejudice to the foregoing, under the provisions of Section 90 of the CML, the System for Binding Public Offering applies to all listed companies, including those which under the previous system had opted to be excluded from it, as in the case of PESA, as stated above.

Recommendation V.5: Increase the percentage of outstanding shares.

The Issuer has a dispersion of ownership of common shares of at least 20 per cent. Otherwise, the Issuer has a policy to increase the market share dispersion.

Indicate the share dispersion as percentage of the capital stock of the Issuer and its changes during the last three years.

Recommendation fulfilled.

At present, the majority Shareholder holds 67.2% of the capital stock, and the remaining percentage is listed on BCBA and the New York Stock Exchange.

It should be pointed out that the capital stock structure has not been substantially modified during the last three (3) years.

Recommendation V.6: Ensure that there is a transparent dividend policy.

V.6.1 The Issuer has a dividend distribution policy included in the Corporate Bylaws and approved by the Shareholders’ Meeting that sets forth the conditions for the distribution of cash or stock dividends. If so, indicate criteria, frequency and conditions to be satisfied for the payment of dividends.

Recommendation partially fulfilled.

Dividend declaration, amount and payment schedule are subject to approval by the General Regular Shareholders’ Meeting. The Board, on an annual basis, evaluates the feasibility of making a proposal to the General Regular Shareholders’ Meeting for the distribution of retained earnings. That is put together by considering the Bylaws and other variables, including the results of operations, future capital requirements and financial conditions and availability of funds.

Additionally, the Company explains its dividend policy as an item on the Annual Report, of which this Report is part as an Appendix. That policy describes the procedure used to make the proposal.

V.6.2 The Issuer has documented procedures for preparing the proposal for the allocation of retained earnings to the creation of legal, statutory or voluntary reserves, allocation to a new fiscal year and/or the payment of dividends.

Explain such procedures and specify the Minutes of the General Shareholders’ Meeting in which the (cash or stock) distribution was approved or not approved, if this is not contemplated in the Corporate Bylaws.

Recommendation fulfilled.

After having made an assessment of the legal requirements and the Company’s financial and business situation, the Management prepares and submits to the Board of Directors a proposal for the allocation of retained earnings that is explained in the Annual Report approved by the Management Body. Then, the Shareholders’ Meeting considers and resolves the allocation of earnings.

At the Shareholders’ Meeting held on March 29, 2012 (Minutes No. 2489), it was resolved to allocate all profits for the year ended December 31, 2011 (P$703,752,000) to the creation of a “Voluntary Reserve for Future Investments”. Likewise, at the Special Shareholders’ Meeting,  in compliance with CNV General Resolution No. 593/2011 and considering that without taking into account the aforesaid profits for the year, the “Retained Earnings” account amounted to P$6,021,435,600, it was resolved: (i) to capitalize the amount of P$1,009,618,410 in order to increase the Capital account balance through the issuance of 1,009,618,410 Class B common shares in book entry form, entitled to one vote per share and having a nominal value of one peso (n/v P$1) each, to be distributed to the Shareholders pro rata to their respective shareholdings; (ii) to allocate to the “Legal Reserve” account the amount of P$35,187,600 that represents 5% of the profits for the current year; (iii) to create a Voluntary Reserve called “Reserve for Future Dividends” in the amount of P$900,000,000; (iv) to allocate the remaining P$4,076,629,590 to the account “Voluntary Reserve for Future Investments”, which amount added to the aforesaid allocation of the year’s profits, makes a total of P$4,780,381,590; and (v) as regards the “Reserve for Future Dividends”, to authorize the Board to determine the amount and timing of the distribution until the date of the Regular Shareholders’ Meeting that will consider the year ended December 31, 2012.

PRINCIPLE VI: MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY

Recommendation VI: Disclose to the community matters concerning the Issuer and establish a direct communication channel with the company

VI.1 The Issuer has an updated public website that not only provides relevant information on the company (Corporate Bylaws, economic group, composition of the Management Body, financial statements, Annual Report, among other things) but also allows users in general to convey their concerns.

Recommendation fulfilled.

The Company has a public website (www.petrobras.com.ar), which provides updated, separated and sufficient information so that its stakeholders, be they shareholders, prospective investors, customers or the public in general, can easily access to the information contained therein. This website additionally gives users the possibility of conveying their concerns and/or comments through the Contact Center and these concerns and comments are taken into account and considered by the Company.

The Company ensures that the information conveyed by electronic media responds to the highest standards of confidentiality and integrity, which aim at information preservation and recording.

VI.2 The Issuer publishes a Report on Social and Environmental Responsibility on an annual basis which is audited by an independent External Auditor. If any, indicate its legal or geographic scope and the place where it is available. Specify the rules or initiatives that have been adopted in order to implement its corporate social responsibility program (Global Reporting Initiative and/or UN Global Compact, ISO 26.000, SA8000, Millennium Development Goals, Foretica SGE 21, AA 1000, Equator Principles, among others)

Recommendation partially fulfilled.

Since year 2010, the Company prepares an annual Social and Environmental Report which is approved and promoted by the Management. This report is available at the website of PESA (www.petrobras.com.ar - Responsabilidad Social y Ambiental) and presents the results of operations and the relationship with stakeholders in Argentina.

The report is based on and structured according to the principles of the UN Global Compact, of which the Company is a signatory.

People from different areas of the Company form part of the operative group whose purpose is to identify and analyze material information for stakeholders, as well as to review the qualitative and quantitative results of the cycle covered by the report.  For the time being, the report is not subject to external audit. This matter could be considered in the future by the Company.

PRINCIPLE VII: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation VII: Set clear policies on compensation of members of the Management Body and first-line managers, with special focus on the establishment of conventional or bylaw thresholds depending on the existence or non-existence of profits.

VII.1 The Issuer has a Compensation Committee:

Recommendation fulfilled.

The Company has a Compensation Committee set up by the Board at the meeting held on October 6, 2006.

VII.1.1 composed of at least three members of the Management Body, the majority of which are independent,

Recommendation partially fulfilled.

The Compensation Committee is composed of three (3) regular Directors who are designated by the Board from among its members. At least one of the members of the Compensation Committee must be independent. At present, only one of its members is independent.

VII.1.2 chaired by an independent member of the Management Body,

Recommendation fulfilled.

At present, the Compensation Committee is chaired by the independent member.

VII.1.3 whose members are duly qualified and experienced in the field of human resource policies,

Recommendation fulfilled

The members of the Compensation Committee are duly qualified and experienced in Human Resources to carry out their duties. Likewise, for better discharge of its duties, the Committee has the assistance of the Company’s Human Resources Executive Manager.

VII.1.4 which holds meetings at least twice a year,

Recommendation fulfilled.

The Compensation Committee meets at least semi-annually, since that is the frequency with which it must report to the Board on the results of its work.

VII.1.5 whose decisions are not necessarily binding on the General Shareholders’ Meeting or the Surveillance Board but only of a consultative nature regarding the compensation of the members of the Management Body.

Recommendation fulfilled.

The primary function of the Committee is to assist the Board in the performance of its duties of guidance and direction of the Company, in compensation-related matters. Therefore, as it provides assistance functions, its decisions are not binding.

VII.2  If there is a Compensation Committee, it must:

VII.2.1  ensure that there is a clear relationship between the performance of key employees and their fixed and variable compensation, taking into account the risks assumed and managed,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to propose to the Board performance goals for Employees, including variable compensation and other incentives, as applicable.

VII.2.2 ensure that the variable portion of the compensation of members of the Management Body and first- line managers is linked to the medium and/or long term performance of the Issuer,

Recommendation fulfilled.

In addition to what is stated in VII.2.1, the Compensation Committee oversees the administration of variable compensations and their relation with the performance of the Company.

VII.2.3 assess the competitive position of the Issuer’s policies and practices against the compensations and benefits offered by comparable companies, and recommends or discourages changes,

Recommendation fulfilled.

The Compensation Committee assesses the competitive position of the Company’s policies and practices against the compensations and benefits offered by comparable companies.

VII.2.4 define and communicate the policy on retention, promotion, dismissal and suspension of key employees,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to assess the efficiency of the talent retention and key employees’ dismissal process.

VII.2.5 provide guidelines for determining the pension plans of the members of the Management Body and first-line managers of the Issuer;

Recommendation not fulfilled.

The functions of the Compensation Committee do not include the provision of guidelines for determining the pension plans of the members of the Management Body and first-line managers. The possibility of including them in the functions of the Compensation Committee will be considered in the future.

VII.2.6 regularly report to the Management Body and to the Shareholders’ Meeting on the actions taken and the matters discussed at their meetings,

Recommendation partially fulfilled.

The Compensation Committee is a standing internal body of the Board that reports to the Board at least on a semi-annual basis.

VII.2.7 ensure the attendance of the Chairman of the Compensation Committee at the General Shareholders’ Meeting where compensations of the Management Body are approved, so that he/she may explain the Issuer’s policy on compensation of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Chairman of the Compensation Committee in his/her capacity as Regular Director, attends the Annual Shareholders’ Meeting where compensation of the Board is approved, including performance fees, salaries and other compensation for the performance of technical administrative tasks. During the meeting, the Chairman of the Compensation Committee is available to respond to shareholders' queries as to the general management of the Company’s affairs, including compensation-related matters. The Executive Manager of Human Resources also attends the Annual Shareholders’ Meeting to assist in human resources related matters.

VII.3 If deemed appropriate, mention the policies applied by the Compensation Committee of the Issuer that have not been mentioned in the preceding item.

There are no relevant policies that have not been mentioned.

VII.4 If there is no Compensation Committee, explain the manner in which the functions described in  VII. 2 are performed within the Management Body.

As the Company has a Compensation Committee, this item is not applicable.

PRINCIPLE VIII: PROMOTE CORPORATE ETHICS

Recommendation VIII: Ensure ethical behavior in the Issuer.

VIII.1 The Issuer has a Code of Corporate Conduct. Describe the main provisions and say if it is subject to public disclosure. This Code is signed at least by the members of the Management Body and first-line managers. Indicate if its application to suppliers and customers is encouraged.

Recommendation fulfilled.

The Company has a Code of Corporate Conduct and Ethics which sets forth integrity and transparency guidelines and standards that must be observed by all Company’s employees, irrespective of their position or function, and by all persons carrying out works at the Company for a limited period of time or any specific work. The Code is signed by all the employees of the organization, including first-line managers.

The Code of Corporate Conduct and Ethics is based on principles of honesty, dignity, respect, loyalty, dedication, efficiency, transparency and awareness as a guide for the behavior of the people to whom it applies. In this way, the Company intends to respond to growing levels of competitiveness, profitability and social responsibility, with the latter including the valuing of employees, health, safety, environment and contribution to the regions where it operates.

The Code of Corporate Conduct and Ethics is available at the website of the Company.

VIII.2 The Issuer has mechanisms in place for the reporting of unlawful or unethical behavior, either in person or electronically, ensuring that the information conveyed responds to the highest standards of confidentiality, integrity and information preservation and recording. Indicate if the report reception and evaluation service is provided by personnel of the Issuer or by external independent professionals to ensure greater protection for reporters.

Recommendation fulfilled.

The Company has the Ombudsman’s Office for the reporting of irregularities and conflicts of interest in the fulfillment of the Code of Ethics and the rules and policies thereunder, in an atmosphere of respect, seriousness and confidentiality.  The Ombudsman’s Office has a system called “Reporting of Irregularities and Conflicts of Interest” which permits electronic reporting and reporting through different mechanisms involving direct and personal contact, such as interviews, mail, telephone and e-mail.

The office ensures the confidential and integral handling of the information that must be either transferred or recorded and kept on file. The reporting reception and evaluation service is exclusively limited to the Ombudsman Office which is composed of personnel of the Company.

The Ombudsman’s Office reports directly to the Audit Committee and is independent from the maximum authority of the Company.

VIII.3 The Issuer has policies, processes and systems for the handling and disposition of the reports mentioned in item VIII.2. Describe their main aspects and indicate the degree of involvement of the Audit Committee in the disposition of reports particularly those associated with matters of internal control over financial reporting and the conduct of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Ombudsman’s Office has processes and systems in place for the handing and disposition of the reports mentioned in the previous paragraph. These processes and systems are governed by the following basic principles: (i) Integrity: acting in an independent and impartial manner; (ii) Confidentiality: preserving privacy and respect of persons, information and documents generated during the investigation; (iii) Equality: promoting the inclusion and access of all people to the reporting system; and (iv) Cooperation: promoting cooperation, empathy and participation in the solution of differences and controversial opinions.

Likewise, these policies pursue the appropriate referral to levels with investigation and decision making powers, ensuring that all resources have been used to attain the fairest and most adequate solution.

As regards the involvement of the Audit Committee, it is worth noting that the cases reported either directly or in an anonymous manner and those related to accounting, auditing and internal control matters and to significant conflicts of interests involving external auditors, the management of the Company and the controlling shareholder are submitted to it. The Committee evaluates these reports with the assistance of the Ombudsman’s Office in carrying out analysis and investigations, and it may also seek assistance from external advisors. The Financial Expert has complete unrestricted access to the “Irregularities and Conflict of Interest Reporting System” operated by the Ombudsman’s Office. Likewise, the Ombudsman holds a meeting with the Committee at least once a year in order to submit all reports received together with the different statistical reports in this respect.

PRINCIPLE IX: DEEPEN THE SCOPE OF THE CODE

Recommendation IX: Encourage the inclusion of good governance provisions in the Corporate Bylaws.

Recommendation fulfilled.

The Corporate Bylaws fulfill the requirements established under the BAL, the Rules and Listing Regulations of the BCBA and include provisions on the composition and functions of the Board of Directors, the Audit Committee and the Statutory Syndic Committee.

The Bylaws also include certain provisions of the Corporate Governance Code, particularly those associated to preventing conflict of interest in Directors' voting, and do not include any provision that prevents any recommendation not specifically included from actually being followed.

However, the Board may consider the convenience and occasion of including other good corporate governance provisions in the future.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

 (Stated in millions of Argentine pesos)

(a) Net effect of exchange differences arising from the indebtedness designated as a hedge of the net foreign investment (Note 2.6.6).

(b) Arising from the sale of Innova (Note 18.3).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

 (Stated in millions of Argentine pesos)

2011													
		Attributable to shareholders of the company													
		Capital stock					Rertained earnings								
							Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Deferred income (3)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2009		**1,010**	**1,230**	**912**	**(33)**	**56**	**448**	**-**	**111**	**-**	**5,689**	**117**	**9,540**	**1**	**9,541**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	**35**	**35**	-	**35**
Shareholders' decisions of March 26, 2010:															
- Future dividends reserve	(4)	-	-	-	-	-	-	-	**164**	-	**(164)**	-	-	-	-
- Cash dividends	(4) (5)	-	-	-	-	-	-	-	**(275)**	-	-	-	**(275)**	-	**(275)**
Sales of stock of parent		-	-	-	**33**	**(12)**	-	-	-	-	-	-	**21**	-	**21**
Net income		-	-	-	-	-	-	-	-	-	**625**	-	**625**	**6**	**631**
Balances as of December 31, 2010		**1,010**	**1,230**	**912**	**-**	**44**	**448**	**-**	**-**	**-**	**6,150**	**152**	**9,946**	**7**	**9,953**
Other comprehensive income for the year	(1)	-	-	-	-	-	-	-	-	-	-	(121)	(121)	-	(121)
Shareholders' Meeting decisions of April 6, 2011															
- Cash dividends	(5)	-	-	-		-	-	-	-	-	(183)	-	(183)	-	(183)
Net income		-	-	-	-	-	-	-	-	-	698	-	698	(4)	694
Balances as of December 31, 2011		**1,010**	**1,230**	**912**	**-**	**44**	**448**	**-**	**-**	**-**	**6,665**	**31**	**10,340**	**3**	**10,343**
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	13	13	39	52
Shareholders' Meeting decisions of March 29, 2012															
- Capitalization		1,009	-	-	-	-	-	-	-	-	(1,009)	-	-	-	-
- Legal reserve		-	-	-	-	-	35	-	-	-	(35)	-	-	-	-
- Future investments reserve		-	-	-	-	-		4,781	-	-	(4,781)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	900	-	(900)	-	-	-	-
- Cash dividends	(5)	-	-	-	-	-	-	-	(211)	-	-	-	(211)	(18)	(229)
- Acquisition of PELSA	13.5	-	-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income		-	-	-	-	-	-	-	-	-	615	-	615	55	670
Balances as of December 31, 2012		**2,019**	**1,230**	**912**	**-**	**44**	**483**	**4,781**	**689**	**(693)**	**555**	**44**	**10,064**	**506**	**10,570**

(1) The change is net of the effects of the sale of Innova  in the amount of 134  (Note 18.3)

(2) Balances due to business combination of companies under common control

(3) Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.

(4) The shareholders at the regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.

(5) Cash dividends per share amounted to $0.10 $0.18 and $0.27 in fiscal years ended December 31, 2012, 2011 and 2010, respectively.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2011 AND 2010

(Stated in millions of Argentine pesos)

Notes	2012	2011	2010
Cash provided by (used in) operations:				
Net income		670	694	631
Reconciliation to net cash provided by (used in) operating activities:				
Share of profit of equity accounted investees	13.3	148	36	97
Financial results, net		(289)	(125)	(23)
Depreciation of property, plant and equipment	17	1,738	1,205	1,024
Abandoned and non-productive well write-downs	8	168	294	136
CIESA Debt Restructuring	13.1.4	(221)	-	-
Disposal of property, plant and equipment		-	(30)	3
Gain from the sale of Innova S.A.	18.3	-	(706)	-
Writedown of assets in Argentina	18.2	-	-	209
Gain from the sale of fertilizer business	18.1	-	-	(81)
Writedown of contractual credit in Ecuador	9	61	143	-
Income tax	23	492	15	154
Accrued interest		199	206	326
Other		55	71	(60)
Changes in assets and liabilities:				
Trade receivables		8	(700)	30
Other receivables		148	9	(2)
Inventories		(48)	(55)	(70)
Accounts payable		333	42	70
Payroll and social security taxes		122	62	12
Taxes payable		(81)	(202)	(238)
Provisions		(92)	559	136
Dividends collected	13.4	14	416	219
Interest paid		(178)	(215)	(347)
Income tax paid		(345)	(7)	-
Net cash used in discontinued operations	18.4	-	(17)	314
Net cash provided by operations		2,902	1,695	2,540
Cash provided by (used in) investing activities:				
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(2,999)	(1,763)	(1,046)
Debt restructuring charge for CIESA		195	-	-
Sale of property, plant and equipment, interests in companies and oil and gas areas		108	1,015	1,685
Net variation in investments other than cash and cash equivalents		117	18	4
Fideicomiso Financiero de Obra Gasoducto Sur		-	35	6
Net cash used in investment activities for discontinued operations	18.4	-	(77)	(40)
Net cash used in investing activities		(2,579)	(772)	609
Cash provided by (used in) financing activities:				
Net decrease in short term loans		2	(5)	(113)
Payment of loans with original long-term maturity		(85)	(1,747)	(1,374)
Cash dividends paid		(229)	(183)	(275)
Net cash provided by financing activities for discontinued operations	18.4	-	4	(275)
Net cash used in financing activities		(312)	(1,931)	(2,037)
			-	-
Effect of exchange rate change on cash and cash equivalents		57	87	68
Increase (decrease) in cash and cash equivalents		68	(921)	1,180
Cash and cash equivalents at the beginning of the year		1,192	2,113	933
Cash and cash equivalents at the end of the year	12	1,260	1,192	2,113

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in millions of Argentine pesos, except as otherwise indicated)

1. General information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its ADS, each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the NYSE.

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and sale and distribution of hydrocarbons. Petrobras Argentina S.A. holds operations in Argentina, Bolivia, Ecuador and Venezuela. As from January 2010 and March 2011, the Company discontinued its businesses in fertilizer business segment (Note 18.1) and in Brazil (Note 18.3), respectively. The Company’s fiscal year ends on December 31 of each year.

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on January 30, 2013.

1.3. Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

2.1. Statement of compliance

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

2.2. Summary of the main accounting policies

The main accounting policies adopted in the preparation of these financial statements are described below, which have been consistently applied in these financial statements .

The accounting policies have been applied consistently by all Group companies.

For comparative purposes, all the necessary reclassifications were made in the financial statements of prior years in order to present them on a consistent basis.

- Equity in earnings of affiliates of Mixed Companies in Venezuela includes the relevant impairment charge ((1) in Note 13.3). Equity in earnings of affiliates was previously shown under the Other operating income/expense line.

- Tax charge on gross income is shown as an item included in selling expenses. It was previously shown as net of sales.

deferred tax assets and liabilities relating to the same tax authority are offset by company and shown on a net basis (Note 2.6.9.1). Deferred tax assets and liabilities were previously shown under the Deferred Tax Assets and Liabilities lines.

Changes detailed above do not affect any decisions made thereupon.

2.2.1 New standards and interpretations issued by the IASB not effective as of December 31, 2012 and that have not been earlier adopted by the Company

IFRS 7 "Financial Instruments - Disclosures"

In December 2011, the IASB issued IFRS 7 "Financial Instruments - Disclosures", applicable to periods beginning on or after January 1, 2013.

The amendment to IFRS 7 adds information to evaluate the effect of netting agreements.

Application of amendment to IFRS 7 will not impact on the Company’s results of operations or on its financial position, but will only involve new revelations.

IFRS  9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities.

IFRS 9 is applicable to fiscal years beginning on or after January 1, 2015, though earlier application is permitted.

The Company is currently analyzing the impact of IFRS 9 as the date of these financial statements is not reasonably possible to determine the impact of it.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the company in which the investor holds its interest, and that basis is control. The definition of control includes three elements: a) power to govern the financial and operating policies of an entity, b) exposure or right to variable returns of an entity and c) the ability to use power over an entity to affect the investor’s returns. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety.

The Company is currently analyzing the impact of IFRS 10, and as the date of these financial statements is not reasonably possible to determine the impact of it.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (similar to the existing concept of jointly controlled entity).

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 requires the use of the equity method of accounting for interest in joint ventures thereby eliminating the use of the proportionate consolidation method for that classification (joint ventures).

Application of amendment to IFRS 11 will not impact on the Company’s results of operations or on its financial position, considering the shares of Distrilec and CIESA, in which Petrobras Argentina has joint control in joint ventures are currently recorded at equity method.

.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

Application of amendment to IFRS 12 will not impact on the Company’s results of operations or on its financial position, but will only involve new disclosures about the shares of Petrobras Argentina in other entities.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”, applicable to annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13 provides a single framework for measuring fair value when so required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Also, IFRS 13 requires disclosures about fair value measurements.

Application of amendment to IFRS 13 will not impact on the Company’s results of operations or on its financial position, but only will involve new disclosures.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB amended IAS 1 “Presentation of Financial Statements”, applicable to annual periods beginning on or after July 1, 2012, with earlier application permitted.

Amendment to IAS 1 improves the presentation of items within the Consolidated Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

Application of amendment to IAS 1 will not impact on the Company’s results of operations or on its financial position and will only require new disclosures to the Consolidated Statement of Comprehensive Income.

IAS 19 “Employee Benefits”

In June 2011, the IASB amended IAS 19 “Employee Benefits”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

The amendment to IAS 19 eliminates the option of deferred recognition of actuarial gains and losses for measuring defined benefit plans, which implies the recognition of these results in Other Comprehensive Income and all costs of services provided in the past in the results of the period.

At December 31, 2012, the application of the amendment to IAS 19 involve a reduction of 1 in measuring defined benefit plans as a result of the recognition of actuarial gains 43 and 42 loss costs past service costs. Additionally, it will involve new disclosures.

IAS 32 "Financial Instruments - Disclosure and Presentation"

In December 2011, the IASB amended IAS 32 "Financial Instruments - Presentation", which is applicable for years beginning on or after January 1, 2014, allowing early application.

The amendment to IAS 32 alters the application guidance in matters relating to the compensation of financial assets and liabilities.

The Company is currently analyzing the impact of the amendment to IAS 32,  however, the application of it will not impact the results of operations or financial condition of the Company, but only involve new revelations.

2.3. Consolidation

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of its power to lead the financial and operating policies, including generally a shareholding of more than half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, equity instruments issued and debt assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred. A non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional value of net assets acquired. The excess of acquisition cost and the non-controlling interest amount in the acquired company over net identifiable assets is recorded as goodwill. If this amount is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Acquisitions of subsidiaries qualifying as companies under joint control are recorded following the guidelines described in Note 2.3.1.4.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint ventures

A joint venture is a contractual agreement whereby two or more parties engage in an economic activity subject to joint control. Joint control exists only when strategic financial and operating decisions relating to the activities require the unanimous consent of venturers. A jointly controlled entity is a joint venture that involves setting up a corporation, partnership or other entity to engage in an economic activity that the group jointly controls with the other venturers.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2012, 2011 and 2010, the Company exercises joint control over Distrilec and CIESA.

The intercompany gains (losses) from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations and branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line by line basis in each account of its financial statements.

Branch offices have been fully consolidated.

2.3.1.3. Associates

Associate companies are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

The intercompany gains (losses) from transactions between the Company and associates are eliminated in proportion to the Company’s interest in such companies.

The accounting policies of associate companies have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associate companies, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.4. Company under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a society PELSA under common control (Note 13.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity ("Other" Note 2.6.6). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associated companies as of December 31, 2012, 2011 and 2010 was used, or the best available financial information as of those dates, adapted to an equal period of time. In addition, adjustments to adapt measurement methods to those of the Company have been considered.

2.4 Translation of foreign operations

The main considerations of conversion operations functional currency different from the presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of the Group’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as Other comprehensive income.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a functional currency other than the Group’s presentation currency are translated into the presentation currency as follows:

- the assets and liabilities are translated using the closing exchange rate;

- the gains or losses are translated using the exchange rates prevailing at the date of the transactions

The results from the remeasurement process into the functional currency are recorded in line Financial results of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in Other Comprehensive Income. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Company has adopted IFRS 8 - Segment Reporting, which states that those business segments are identified on the basis of internal reports about components of the Company reviewed regularly by the board, chief operating decision maker in order to allocate resources and evaluate their performance.

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012 (Note 13.5).

b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. The 2011 and 2010 years include the operations of the refinery San Lorenzo and its network of service stations associated to the May 2, 2011 date on which the sale was finalized (Note 18.2).

c) Petrochemicals, comprising the Company’s own fertilizer (until January 2010 – See Note 18.1) and styrenics operations developed in Argentina and Brazil (this last until March 2011 - See Note 18.3).

d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage and trading activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.6. Basis of measurement

The main measurement criteria used in the preparation of these financial statements are as follows:

2.6.1. Financial assets policies

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or those so designated by Management. Gains and losses derived from changes in fair value are recognized in the Consolidated Statement of Income.

Within this category, the Company has mutual funds which are measured at the value of those funds at each reporting date.

Held-to-maturity financial assets

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturities, when the Company has the positive intention and ability to hold these instruments to maturity.

These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, held-to-maturity investments are measured at amortized cost; the effective interest method is used to recognize the related accrued interest in the Consolidated Statement of Income. When the book value of these assets exceed their recoverable values, an impairment loss is recognized in the Consolidated Statement of Income.

Within this category, the Company holds certificates of deposit and loans to several Group’s companies.

Loans and Receivables

Loans and receivables are financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under Other operating income (expense).

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income in line Financial results.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include advances to suppliers measured on the basis of the amounts actually disbursed.

2.6.2. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are measured at the lower of acquisition or net realizable value. Cost is determined using the first in, first out (FIFO) method.. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition. In the case of manufactured products and the production process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.3. Assets classified as held for sale

As of December 31, 2010 these assets include property, plant and equipment used in the San Lorenzo Refinery, which was disposed of in 2011 and other assets of the Refining and Distribution operating segment (Note 18.2).

Assets held for sale are measured at the lower of their carrying value at the time of their classification as held for sale or their fair value less costs of sale.

2.6.4. Property, plant and equipment

2.6.4.1. General principles

Property, plant and equipment, except as indicated below, is measured following the cost model. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2012, 2011 and 2010 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.4.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.4.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

 The depreciation method is revised at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

 Petrobras Argentina depreciates, using the straight-line method, each significant component of the assets not related to oil and gas production areas that: (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

2.6.4.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs to sell and value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

Discount rates used to calculate the value in use are the respective WACC. For each asset or cash generating unit a specific WACC was determined which considered the business segment and the country conditions where the operations are performed.

In subsequent periods, the reversal of the impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of December 31, 2012, 2011, and 2010 the Company did not recognize any impairment charge on property, plant and equipment.

2.6.5. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any collected or paid monies.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity”. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

A hedge is considered effective when originally, as in the rest of life, its changes offset from eighty and a hundred twenty five percent change in the opposite direction of the hedged item. In this regard, the Company excludes the specific component attributable to time value of an option in the measurement of the effectiveness of the instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income (loss) arising from the hedging instrument that would have been allocated to Other comprehensive income should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

As of December 31, 2012, 2011 and 2010, the Company did not maintain derivative financial instruments, and in these financial statements no charge to income is made for derivative operations in the years ended on such dates.

.

2.6.6. Equity accounts

The equity accounts, except as noted in Retained earnings are presented pursuant to the previous accounting standards to the implementation of IFRS. The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation  method specified under “Retained earnings”.

Additional paid in capital from merger

This account was generated in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Treasury stock and additional paid-in capital on sales of stock of parent

Until December 31, 2009, the Treasury stock account comprised 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from shareholders’ equity at acquisition cost and are shown separately in the Consolidated Statement of Changes in Equity, at a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company (Note 24.3).

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Reserve for future investments

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities, which are focused on the oil and gas exploration and production business.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a reserve for future dividends. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Shareholders’ Regular Meeting.

Other comprehensive income

It includes the gain/loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, and the related tax effect.

Unappropriated retained earnings

Until December 2012, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned under “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 20).

Distribution of dividends

The cash dividend is recognized as a liability in the Group's financial statements in the year in which they are approved by the shareholders of the Company.

Other ítems in Equity

The "Other" corresponds to the amount generated acquisition PELSA (note 13.5), operation defined as a business combination of companies under common control, which affected earnings in (693), determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid. Total distributable retained earnings are reduced by the balance of this item.

2.6.7. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the reporting date.

2.6.8. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be settled.

Gains and losses with impact on income for the year is recognized on the corridor method.

2.6.9. Taxes payable

2.6.9.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates in force or in process of enactment at the reporting date.

Deferred tax assets and liabilities are offset by company if there is a legally enforceable right to set off current tax assets and liabilities and if the deferred income tax is related to the same tax authority.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Brazil, Ecuador, Bolivia and Spain are 35%, 50%, 34%, 23%, 25% and 30%, respectively. In the case of Ecuador, an additional charge for labor participation is applied, with the applicable rate rising to 34.55%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.9.2. Minimum presumed income tax

In Argentina, the minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2012, 2011 and 2010, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.9.3. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

2.6.9.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On Juanuary 3,.2013 the Ministry of Economy and Public Finance, by order 01/2013, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value to $ 70 per barrel.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

2.6.9.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services.

2.6.9.6 New regulations for hydrocarbon activities in Argentina.

Law Nº 26,741 passed in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of hydrocarbon exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree Nº 1277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime. These rules establish a Hydrocarbon Investment Plan designed to seek maximization of investments and sustainability of the activity in the short, medium and long term. In addition, Decree Nº 1277 also abrogated certain sections of Decrees Nº 1055/89, Nº 1212/89 and Nº 1589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

2.6.10 Provisions

Accounting provisions are recognized when: a) the Company has a present obligation (legal or assumed) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) can get a reliable estimate of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, taking into account the best available information at the time of preparation of the financial statements based on assumptions and methods considered appropriate. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments at the balance sheet date, the time value of money and the specific risks associated with the particular person.

2.6.11 Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.12 Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2012, 2011 and 2010 gas imbalance liabilities were 4, 6 and 5, respectively, attributable to 57, 80 and 99 million cubic meters, respectively.

 The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated Statement of Income.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

2.6.13 Discontinued operations

This category includes those operations which constitute a separate line of business or a geographic area of operations.

Therefore, operations related to the fertilizers business (Note 18.1) and those carried out and in Brazil (Note 18.3) were classified by the Company as discontinued operations.

Where an operation is classified as discontinued, the comparative Consolidated Statements of Income, of Comprehensive Income and of Cash Flows have been  changed as if the operation had been discontinued as from the beginning of the comparative period.

3. Critical accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant estimates and assumptions are described below:

3.1 Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

3.2. Provision for well abandonment

Well abandonment liabilities when operations cease gives rise to the estimation of time and amount of abandonment costs by Company’s management. Technology, costs and political, environmental, safety and public relation considerations constantly change and may give rise to differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial, applying the criteria indicated in note 2.6.10, for which elaborates the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the provision if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

3.5. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

4. Financial and equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, a series of regulations issued during recent years, particularly focused on the energy sector and aimed at reducing the impact of inflationary pressures, have limited the possibility of changing the price of the Company’s products.

As of December 31, 2012, 2011 and 2010, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.1.2. Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain  foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the US dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

As of December 31, 2012, all of the financial debt was denominated in US dollars. Although this position exposed the Company to exchange rate risks, it was partially mitigated by certain financial investments which were also denominated in US dollars.

The impact on the Company's results of operations deriving from the effect of fluctuations in exchange rates on the financial debt is also mitigated by the opposite effect of such fluctuations on the net investment in foreign operations, which are recorded in comprehensive income in line “Other comprehensive income”.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report are as follows, which are mainly denominated in U.S. dollars:

As of December 31, 2012, 2011 and 2010, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

The following sensitivity analysis does not include the effects of exchange rate changes on non-monetary net investments in foreign operations. The impact resulting from the exchange rate fluctuation of the US dollar-denominated financial debt is registered in Equity in line “Other comprehensive income”, to offset the effect of exchange rate changes on the net investment in foreign operations.

Management estimates, based on the financial position as of December 31, 2012, that each P$0.10 increase or decrease in the exchange rate against the US dollar would result in a gain or loss before taxes of 7 and a reduction or increase in equity of 68. This sensitivity analysis is not inherent foreign exchange risk.

Considering the financial position as of December 31, 2011 and 2010, the Company estimated that each P$0.10 increase in the exchange rate against the US dollar would result in a gain before taxes of 13 and 22 and a reduction in equity of 54 and 68, respectively.

 4.1.3. Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2012, 2011 and 2010 approximately 93%, 98% and 71%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 22.

During the years ended December 31, 2012, 2011 and 2010, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2012, 2011 and 2010 the Company’s debt subject to variable interest rates was 189, 54 and 1,170, respectively. Considering the low amount of debt in 2011, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

Considering the amounts of debt subject to variable interest rates as of December 31, 2010, the Company estimated that each 1% increase in the interest rate would result in a loss before taxes of 12.

4.1.4 Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

Petrobras Argentina has a protection policy against liquidity risk. To such end, it maintains cash and cash equivalents, other liquid financial instruments and uncommitted credit lines in a sufficient amount to pay out loans and other financial debts at maturity, in addition to maintaining an adequate balance between short and long term debt.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

The Company invests its cash in local and foreign financial institutions with adequate credit ratings. The Company manages its liquidity in accordance with a policy approved by its Board of Directors. It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

The Company estimates that cash available as of December 31, 2012, in addition to the positive cash flow from operations in fiscal year 2013 and its ability to fund its commitments will allow it to pay US$200 million of Class R Corporate Bonds, due October 2013.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2012, 2011 and 2010 is shown below:

Aging of financial assets and liabilities

Aging of total financial assets and liabilities as of December 31, 2012, 2011 and 2010 is broken down as follows:

(b) Corresponds to less than three months.

(a) Net of allowance for bad debt of 94, 78 and 92 as of December 31, 2012, 2011 and 2010, respectively (Note 15)

4.1.5. Credit risk

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

Credit risk is associated with trade receivables as well as with cash equivalents and cash in banks and financial institutions.

The Company, in the normal course of business and according to its credit policy, provides credit lines to a large client portfolio, in several industry sectors, including gas station operators, refiners, exporting companies, petrochemical companies, natural gas distribution companies, large electricity users and distribution companies, among others.

The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

The allowance for bad debt recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

As of December 31, 2012 the Company’s trade receivables amounted to 2,254, of which 96% was due within one year. The remaining 4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 32% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No customer concentrates a significant percentage of total trade receivables other than Cammesa.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.6. Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2012, 2011 and 2010, cash provided by operating activities amounted to 2,902, 1,695 and 2,540, respectively.

The Boards of Directors of the companies over which Petrobras Argentina exercises significant influence or joint control set out their own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2012, 2011 and 2010 is as follows:

4.2. Financial instruments by category

As of December 31, 2012, 2011 and 2010, the categories of financial instruments were as follows:

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

- The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

- The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting dates for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

- The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

The estimated fair value of long-term loans as of December 31, 2012, 2011 and 2010, valued at amortized cost, except for financial instruments whose book values above approximate fair values,, are as follows:

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

- Level 1: Observable inputs such as quoted prices in active markets;

- Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

5. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1 Business segments:

Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

Consolidated Statement of Income	2012 Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Sales						
To third parties	999	6,543	2,676	2,315	232	12,765
Inter-segment	5,071	303	194	166	(5,734)	-
	6,070	6,846	2,870	2,481	(5,502)	12,765
Cost of sales	(4,246)	(6,384)	(2,683)	(2,089)	5,783	(9,619)
Gross profit	1,824	462	187	392	281	3,146
Administrative and selling expenses	(221)	(475)	(74)	(35)	(628)	(1,433)
Exploration expenses	(212)	-	-	-	-	(212)
Other operating (expenses) income, net	(194)	13	38	224	(202)	(121)
Share of profit of equity accounted investees	(126)	11	-	(33)	-	
						1,380
Operating income (loss)	1,071	11	151	548	(549)	1,232
Interest income	46	-	-	23	64	133
Interest lost	(55)	(19)	(2)	(8)	(163)	(247)
Other financial results	(193)	(27)	(8)	32	240	44
Income tax	(120)	(19)	-	(3)	(350)	(492)
Net income (loss) continued operations	749	(54)	141	592	(758)	670
Net income (loss)	749	(54)	141	592	(758)	670

5.2. Relevant information by geographical area

Below is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

2012						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other and eliminations	Total
Current assets	5,537	46	92	-	336	13	6,024
Investment in companies under joint control	689	-	-	-	-	-	689
Investments in associates	203	2,634	-	-	169	-	3,006
Other receivables	95	86	-	-	98	-	279
Property, plant and equipment	8,244	-	233	-	2	1	8,480
Non-current other assets	347	-	2	-	17	3	369
Total assets	15,115	2,766	327	-	622	17	18,847

	2011						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other	Total
Current assets	4,915	42	77	-	76	14	5,124
Investment in companies under joint control	724	-	-	-	-	-	724
Investments in associates	364	2,450	-	-	129	-	2,943
Other receivables	105	102	-	-	141	-	348
Property, plant and equipment	6,849	-	188	-	18	1	7,056
Non-current other assets	832	-	2	-	309	3	1,146
Total assets	13,789	2,594	267	-	673	18	17,341

	2010						
	Argentina	Venezuela	Bolivia	Brasil (a)	Ecuador	Other and eliminations	Total
Current assets	5,265	146	73	578	490	26	6,578
Investment in companies under joint control	691	-	-	-	-	-	691
Investments in associates	336	2,518	-	-	115	-	2,969
Other receivables	123	-	-	-	148	-	271
Property, plant and equipment	6,486	-	173	617	17	2	7,295
Non-current other assets	494	-	2	40	4	1	541
Total assets	13,395	2,664	248	1,235	774	29	18,345

       (a) Note 18.3

        (1) Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

6.1. Expenses attributable to cost of sales

7. Administrative and selling expenses

8. Exploration expenses

9. Other operating expenses, net

(1)  Corresponding to charges related to environmental issues undertaken by the Company from the current year, resulting from increased levels of demand of internal policies, in line with international standards of excellence.

10. Financial results

11. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

12. Cash and cash equivalents

 Investments in related companies

13.1. Investments in joint ventures

13.1.1. Distrilec

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect interest of 48.50% in Distrilec.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge does not in any way limit the exercise of financial and voting rights associated with Edesur’s shares.

13.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

13.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2012, 2011 and 2010, the carrying value of the direct and indirect holding in CIESA was 487, 269 and 146, respectively. At December 31, 2011 and 2010, the carrying value of CIESA including (185) and (195) for adjustments made to align the accounting principles to those of the Company and 110 from the transfer to Enron of TGS shares’

At December 31, 2012, 2011 and 2010, the carrying value of the indirect interest in Distrilec amounts to 202, 455 and 545, respectively, which includes 19, 25 and 31 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

13.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements.

In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in Investments in companies under joint control.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice. Later, and after considerable judicial instances on May 13, 2010 notice was given to CIESA of a filing made by AEI in the same Courts of New York State rejecting the claims stated by CIESA and demanding payment of CIESA’s Corporate bonds .

On May 10, 2011 CIESA entered into a Memorandum of Understanding with the Pampa Group, which also became the holder of the notes.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CEISA Restructuring Agreement On October 5, 2011, by note No.11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement  and expressed that it may be effective after approval is obtained from the CNDC. At the date of issuance of these financial statements the CNDC authorization was not obtained even.

On July 13, 2012, CIESA and Grupo Pampa entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investees, respectively, with a charge of 95 in Income tax.

13.1.5. Tariff situation of the public utility companies

13.1.5.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2011, the Law No. 26,729 was issued, which extended the public works and services renegotiation term to December 2013.

13.1.5.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was demanded by UNIREN. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable unless TGS’s Board of Directors decided not to renew the same before or at the end of each period in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for the execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and 2010 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government. As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the PEN recommending the steps to be taken.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011 a new proposal, similar to the previous one, was received. This proposal, if accepted by TGS, will allow UNIREN to start the administrative proceedings required to be successfully completed before the competent authorities for execution of the Agreement.

13.1.5.3. Edesur

Memorandum of Agreement between Edesur and the Argentine government

a) General considerations:

In August 2005 Edesur entered into a Memorandum of Agreement (MOA) with UNIREN that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement.The document established through June 30, 2006 that a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all tariff categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009. As a preliminary condition for the Executive Branch to ratify the MOA, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. Subsequently, under Resolution No.50/2007 published in the Official Gazette on February 5, 2007,  ENRE approved the new tariff schedule and the passing through to invoice prices of the provisional tariff increases agreed upon. In addition, under Resolution No. 433/2007 published in the Official Gazette on April 30, 2007, the Secretary of Energy extended the contractual transition period and the effects thereof until the effective date of the tariff schedule derived from the RTI (Overall Tariff Review).

Subsequently, Resolutions No. 1,838/2007 of the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its revenue requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 – December 31, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National Government to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009. An equivalent subsidy was provided for under Resolutions No.347/2010 issued by the Secretary of Energy and No. 294/2010 issued by the ENRE for the June 1, 2010 - September 30, 2010 period and under Resolutions No. 202/2011 issued by the Secretary of Energy and No. 216/2011 issued by the ENRE for the June 1, 2011 - December 31, 2011. and Resolutions No. 255/2012 issued by the Secretary of Energy and No. 155/2012 issued by ENRE for the June 1, 2012 – September 30, 2012 period.

Subsequently, on November 27, 2012, ENRE issued Resolution No. 347/2012 authorizing Edesur to apply a differential fixed amount for each category of users to be used exclusively for the execution of infrastructure works and corrective maintenance of facilities. In addition, the above Resolution provides that such amount must be deposited in a special account to be managed through a trust.

In spite of these actions, Edesur’s current revenues still do not reflect variations in the cost of daily supply of electricity distribution services, with cash and operating deficits still maintained.

b) Actions taken by Edesur:

Under the terms of the MOA, Edesur complied with the provision of electricity distribution services, the development of its operations allowed it to meet the continuous increase in demand. In this respect, Edesur absorbed higher costs associated with rendering the service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

Pursuant to the MOA, Edesur has made the relevant filings before ENRE so that changes in the cost of the service that it renders be recognized and incorporated into the tariff, and in order to express the Company’s concern in relation to its current financial and economic situation. On May 9, 2012 Edesur was notified of a judicial ruling in favor of its petition that ENRE and the National Government undertake the actions required to perform the RTI in compliance with the MOA.

The delay by the regulatory authorities in complying with certain milestones provided in the MOA affected Edesur's results of operations and liquidity. In this respect, and until the terms of the MOA are complied with, Edesur is evaluating different alternatives to maintain a positive operating cash flow.

As of the date of these financial statements, the requests submitted are still pending resolution by the regulatory authorities.

Within this context, in June 2012, Edesur submitted a note to the Secretary of Energy and CAMMESA requesting financing alternatives to pay for the purchase of energy. In addition, on January 17, 2013, Edesur submitted a new note to CAMMESA stating that since Edesur’s current revenues still do not reflect cost variations and cash and operating deficits are still maintained, a new payment alternative is proposed to find a mutually satisfactory solution.

As of the date of these financial statements, the financing requested has not been defined by CAMMESA yet.

Regulatory Agency Requirements

On October 8, 2010, ENRE served notice to Edesur of  Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted to the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified the 2010 investment plan and the Operative Regularization Program. As of the date of these financial statements, the petition has not been answered.

Given the electricity supply interruptions occurred between December 20 and 31, 2010, ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered that a comprehensive technical, legal, economic and financial audit be conducted, during a thirty day term, to assess the compliance by Edesur with its material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and wether Edesur is qualified to adequately provide public electricity distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.

c) Investment in Distrilec/Edesur

The net book value of the equity investment in Distrilec (controlling shareholder of Edesur) amounts to 455 at December 31, 2012, representing 2% of Petrobras Argentina’s total assets.

The Company performed a test to assess recoverability of the value of the investment in Distrilec considering discounted cash flow projections based on tariff increase assumptions relating to Edesur business.

Resulting from the above described economic and financial situation that Distrilec/Edesur is facing, Petrobras Argentina has assessed the recoverability of such investments by making projections based on probability-weighted scenarios using different assumptions, some of them assuming that electricity rates will be improved.

These projections were prepared on the basis of estimates concerning the future performance of certain variables that are considered sensitive to the determination of recoverable value including: (i) nature, extent, opportunity and methodology of electricity rate increases, (ii) electricity demand projections; (iii) evolution of operating costs, and; (iv) macroeconomic variables, such as gross domestic product growth rates, inflation rates and foreign currency exchange rates.

Based on the above assessment, Petrobras Argentina determined that no impairment charges were required as of December 31, 2012 on the carrying equity value of its investment in Distrilec/Edesur. However, it is reasonably possible that this determination could change over time should the conditions existing as of the date of these Financial Statements deteriorate. The materialization of certain assumptions used by Petrobras Argentina to assess impairment is highly sensitive to the economic context and is contingent on future events and actions, some of which are beyond the control of the Company’s management and might affect the carrying value of this asset.

With regards to the ability of Edesur to continue operating normally in the foreseeable future, Edesur expressed that the company is making every effort to exercise all its rights in order to achieve a positive operating cash flow so as to continue providing electricity distribution services and to protect Edesur’s net worth. However, since the actions required to be taken to reverse the current situation depend on the occurrence of certain events beyond Edesur’s control, such as the electricity rates increase, the Board of directors of Edesur understands that such company’s economic and financial situation will continue to deteriorate unless changes are made to current conditions.

13.1.6. Economic and financial situation of Edesur

Edesur has been conducting its operations within an adverse context that has affected its revenues and liquidity. Since there are certain events beyond Edesur’s control that should occur to reverse the current economic and financial situation, especially in connection with the tariffs increase, there is uncertainty as to the future development of the operations of Edesur.

Edesur estimates that the recognition of higher costs stated in the MOA and the Overall Tariff Review would restore the economic and financial balance of the Concession Agreement.

As of the date of these financial statements, the resolution of the petitions submitted by Edesur requiring the accomplishment of the agreed terms are still pending by the regulatory authorities.

In June, 2012, Edesur submitted a note to the Secretary of Energy and CAMMESA requesting financing to pay for the purchase of energy. At the date of these financial statements, CAMMESA have not defined the funding requested.

Until all the provisions of the MOA are complied with, Edesur persists in exercising its rights to leverage its operating cash flow in order to continue distributing energy and protect its equity.

13.2. Equity in associates

(1) The activity for the years ended December 31, 2012, 2011 and 2010, includes (189), (65) and (35) charged to "Other comprehensive income" and (285), (294) and (212), charged to "Other operating expenses",  respectively (see note 9).

Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

As of December 31, 2012, 2011 and 2010 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,634, 2,450 and 2,518, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the fair value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2012, 2011 and 2010 the Company maintains allowances for impairment on these investments of 1,803, 1,329 and 970, respectively.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2012, 2011 and 2010 the Company maintains allowances for impairment on this asset of 434, 380 and 352, respectively.

13.3. Share of profit of equity accounted investees

(1) Includes an allowance of 285, 281 and 212 for the years ended December 31, 2012, 2011 and 2010.

(2) In 2012, includes 165 for the debt restructuring of CIESA. (Note 13.1.4)

13.4. Dividends collected

13.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. At the date of issuance of these financial statements have not been identified unconventional commercially exploitable resources, whereby the Company has not recognized liabilities related to this transaction

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.6)

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

The results incorporated since 1 June 2012 are as follows:

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

13.6.  Information about ownership in subsidiaries and affiliates as of December 31, 2012

13.7. Revelant information

The following is some relevant information about assets, liabilities and results of the Company’s associates as of December 31, 2012, 2011 and 2010 and for the years then ended:

Other investments

15. Trade receivables and other receivables

 (1) The activity in the years ended December 31, 2012, 2011 and 2010, includes (16), (21) and (15) charged to "Financial and holding results" and , as of December 31, 2012 and 2010, includes 35 and 46 related to write-offs, respectively.

(1) Activity of (54), (28) y (16) in the years ended December 31, 2012, 2011 and 2010 are shown under Other comprehensive income, respectively. As of December 31, 2012 includes 143 related to write-offs.

16. Inventories

17. Property, plant and equipment

Changes in property, plant and equipment

18. Discontinued operations and assets classified as held for sale

18.1. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

For this transaction, as of Decembre 31, 2011, the Company recognized a gain of 81 in Income for discontinued operations ( net of income tax) (Note 18.4).

18.2. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated gas stations network. The price of the transaction was US$102 million, including the foregoing assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

As of December 31, 2010 the related assets were classified as “Assets held for sale” (Note 2.6.3) and, consequently, measured at their net realizable value. Therefore, the Company recognized a loss of 209 included in Other operating expenses, net (Note 9).

18.3. INNOVA

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723, included in Income from discontinued operations (net of income tax) (Note 18.4) and the transfer of Other comprehensive income to income of 134.

18.4. Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2012, 2011 and 2010 for the discontinued operations:

19. Capital stock

As of December 31, 2012, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

20. Unappropriated retained earnings

(1) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

Following the implementation of IFRS, the Company recognized a negative difference in Unappropiated retained earning, so this does not implementing the terms of the General Resolution No. 609 of the CNV.

21. Other reserves

22. Financial loans

22.1. Global programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2012 the following classes of bonds issued under this program remained outstanding:

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

- Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to affiliates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Shareholders of Petrobras Argentina in their annual meeting held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

22.2. Cross default clauses

The outstanding bonds and financial debt include cross default clauses, whereby the trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital (in the case of outstanding bonds) or the financial creditor, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial debt.

22.3. Composition

The breakdown of the financial debt as of December 31, 2012, 2011 and 2010 and  January 1, 2009, is as follows:

Loans activity

Activity in loans and financing as of December 31, 2012, 2011 and 2010 are as follows:

Long-term loans

The long-term financial loans outstanding as of December 31, 2012 are as follows:

The maturities of the long-term financial loans as of December 31, 2012, are as follows:

23. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

(1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

(1) Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

Carryforward tax losses may be used through the dates indicated below:

24. Social benefits and other payroll benefits

24.1. Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the years ended December 31, 2012, 2011 and 2010, Petrobras Argentina expensed of 15, 12 and 10, respectively, attributable to such benefit.

24.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

As of December 31, 2012, 2011 and 2010 the most relevant actuarial information on the defined-benefits pension plans are as follows:

24.3. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company (Note 2.6.6), which as of December 31, 2012which number 5,808,428.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 24.2) and the Employees’ Supplementary Pension Plan (Note 24.1)

25. Provisions

(1) Activity in 2012, 2011 and 2010 fiscal years includes (21), (37) and (15) attributable to payments net of new charges. Fiscal year 2011 includes 260 shown under Other operating income (expense) (Note 9).

(2) Activity in 2012, 2011 and 2010 fiscal years includes 30, 112 and 35 shown under Other operating income (expense) (Note 9) and (33), (11) and (16) attributable to disbursements for the year. Fiscal year 2011 includes 28 shown under Financial results.

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

26. Related party transactions

26.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Acquisition of companies

In May 2012, the Company reached an agreement to acquire a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L. (See Note 13.5).

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively.

The agreed price further includes a contingent in favor of the Company to reflect the value of the "Prospectus Kinteroni" in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation shall be defined by the parties stems from the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold its equity interest in Innova S.A.(Note 18.3) to Petróleo Brasileiro S.A. for US$ 332 million.

Financial transactions

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved the placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with a prepayment clause available to the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan to PIB BV from Petrobras Argentina and a US$13 million loan to PIB BV from Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both becoming due in December 2009, with a prepayment clause available to the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were paid at maturity

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 22).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, guaranteed by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

The Company carries out in the ordinary course of business crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

26.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2012, 2011 and 2010 are as follows:

Company	Notes	2012 Current Trade Receivables	Current Other Receivables	Current Accounts Payable	Current Provisions	Non-current Other Investments	Non-current Provisions
Companies in wich it excercises significant influence							
Oleoducto de Crudos Pesados Ltd. (Note 5.4)		-	-	-	97	97	283
Refinería del Norte S.A.		9	-	22	-	-	-
Other		1	4	10	9	1	-
		10	4	32	106	98	283
Companies under joint control							
TGS		49	6	39	-	-	-
		49	6	39	-	-	-
Petróleo Brasileiro Group companies							
Braskem S.A.		-	-	16	-	-	-
Petrobras Chile Ltda.		-	4	-	-	-	-
PIB BV		-	152	-	-	-	-
Petrobras Venezuela Inversiones y Servicios S.A.		-	-	-	31	-	-
Innova S.A.	18.3	6	-	-	-	-	-
Petrobras Global Trading B.V.		27	-	-	-	-	-
Petróleo Brasileiro		-	425	85	-	-	-
Petróleo Colombia Combustibles S.A.		-	11	-	-	-	-
Other		-	43	-	-	-	-
		33	635	101	31	-	-
Total		92	645	172	137	98	283

The main transactions with related companies for the years ended December 31, 2012, 2011 and 2010 are as follows:

Company	Notes	2012 Purchases	2012 Sales	2011 Purchases	2011 Sales	2010 Purchases	2010 Sales
Subsidiaries							
Eg3 Red S.A.		-	370	-	308	-	219
Other		41	-	28	-	28	63
		41	370	28	308	28	282
Companies in wich it excercises significant influence							
Oleoductos del Valle S.A.		37	3	31	3	18	-
PELSA		5	2	148	4	454	3
Refinería del Norte S.A.		124	35	108	43	120	69
Other		-	-	-	-	-	-
		166	40	287	50	592	72
Companies under joint control							
TGS		82	91	55	25	49	22
		82	91	55	25	49	22
Petróleo Brasileiro Group companies							
Braskem S.A.		646	-	1,114	-	2,002	-
Petrobras International Finance Co.		-	-	128	5	247	492
Petróleo Brasileiro		66	28	150	157	71	86
Compañía Mega S.A.		-	7	-	36	-	22
PIB BV		80	-	-	-	-	-
Petrobras Paraguay Operaciones y Logistica S.R.L.		-	46	-	28	-	26
Petrobras Global Trading BV		192	-	-	-	-	-
Innova S.A.	18.3	1	151	8	133	-	-
Other		3	10	-	19	2	-
		988	242	1,400	378	2,322	626
Total		1,277	743	1,770	761	2,991	1,002

As of December 31, 2012, 2011 and 2010, the Company paid to its directors and executive officers compensations for approximately 17, 15 and 12, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

27. Oil and gas areas and participation in joint ventures

27.1. General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

27.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2012, 2011 and 2010.

27.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2012, 2011 and 2010:

27.4. Oil and gas areas and participation in joint-ventures as of December 31, 2012

At December 31, 2012, Petrobras Argentina and its group entities are a party to the areas, joint ventures and consortia for the exploration and production of oil and gas as indicated below:

NAME		LOCATION	WORKING INTEREST DIRECT	WORKING INTEREST INDIRECT	OPERADOR	DURATION THROUGH
Production						
Argentina						
25 de Mayo - Medanito S.E.		La Pampa and Rio Negro	100.00%	-	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Rio Negro	100.00%	-	Petrobras Argentina	2015
Puesto Hernández		Mendoza y Neuquén	38.45%	-	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	PELSA	2025
Santa Cruz II		Santa Cruz	100.00%	-	Petrobras Argentina	2017 / 2028
Rio Neuquén		Neuquén and Rio Negro	100.00%	-	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Rio Negro	3.85%	14.05%	PELSA	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	-	Petrobras Argentina	2036
Santa Cruz I		Santa Cruz	71.00%	-	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	-	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	-	Tecpetrol	2015
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2017
El Tordillo		Chubut	35.67%	-	Tecpetrol	2017
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023 / 2027
Estancia Agua Fresca		Santa Cruz	50.00%	-	Petrobras Argentina	2034
Gobernador Ayala		Mendoza	22.51%	-	Petro Andina Resources Ltd	2,036.00
Charco del Palenque		Rio Negro	3.85%	14.05%	PELSA	2038
Foreign						
Colpa - Caranda		Bolivia	100.00%	-	Petrobras Argentina	2029
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	34.49%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025
Exploration						
Argentina						
Agua Amarga		Rio Negro	3.85%	14.05%	PELSA	2016
Glencross		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Puesto Oliverio		Santa Cruz	50.00%	-	Petrobras Argentina	2,037.00
Cerrito Oeste		Santa Cruz	50.00%	-	Petrobras Argentina	2,037.00
El Campamento		Santa Cruz	50.00%	-	Petrobras Argentina	2,037.00
Cerro Hamaca Norte	(1)	Mendoza	39.64%	-	Petro Andina Resources Ltd	-
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina	-
Estancia Chiripá		Santa Cruz	87.00%	-	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Arge	25.00%	-	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Arge	35.00%	-	Petrobras Argentina	2020
Chirete		Salta	100.00%	-	Petrobras Argentina	2014
Rio Colorado		Salta	30.00%	-	Tecpetrol	2014
Rio Atuel		Mendoza	33.33%	-	Tecpetrol	2015
Borde del Limay		Neuquén	85.00%	-	Petrobras Argentina	2015
Los Vértices		Neuquén	85.00%	-	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	Petrobras Argentina	2027

(1) The granting of the concession is in progress and the term will be 25 years from such granting.

27.5. Production concession in the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and that it did not commit any breaches leading the Government of Neuquén to this decision.

The Company understands that its exploration and production rights are still in force, as per the terms of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027.

On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the termination until a ruling on the merits of the case is delivered.

27.6. Investment commitments

In Argentina, pursuant to its participation in the consortia that are responsible for the exploration of oil fields Rio Colorado, Rio Atuel, Limay and Chirete, at December 31, 2012 the Company has investment commitments of approximately US$ 9 million, which includes the drilling of exploratory wells.

27.7. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint ventures as of December 31, 2012, 2011 and 2010, includes the following:

28. Operations in Ecuador

As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of said Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

At December 31, 2012 the Company has recorded 263 to be recovered from the Ecuadorian State in accordance with the provisions of the Contract Amendments, exposed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

As of the date of these financial statements, the Company has taken all the necessary procedural steps to sustain its rights to receive from the Ecuadorian Government the compensation provided for in the Amendatory Agreements.

Crude Oil Transportation Agreement with OCP

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses, net” line (Note 9).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

As of December 31, 2012, related current and non current liabilities relating to the outstanding “ship or pay” contract amount to 97 and 283 respectively (Note 26.2). Assumptions used to calculate the fair value estimate mainly include the applicable rate charged by OCP and carrying capacity used by others. The discount rates used for fair value measurement consider the nature of the liability, the business segment and country where the operations are conducted.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2012, the Company issued letters of credit for a total amount of approximately US$74 million. As the letters of credit expire, the Company will be required to renew or replace them to avoid the upfront payment in cash of the outstanding amount committed.

29. Contributions to finance additions to infrastructure in the energy sector in Argentina

29.1. FONINVEMEM and 2008/2011 Agreement:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for energy and power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher power price and an increase in recognized operating and maintenance costs.

The 24 January 2012 by Secretary of Energy Resolution No.495/12 suspended the greater recognition of operations and maintenance costs and higher prices of power affecting the remuneration paid to generators.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that will have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

As regards payment to generators entered into the Agreement, certain methods established for them to maintain contribution margins, mainly as regards the power price, recognition of higher variable maintenance costs and other non-fuel costs. The indicated mechanism was in effect until December 31, 2011, with the implementation of the Resolution No.495/12 indicated above.

In October 2011, the Company and the Secretary of Energy entered into a Supplemental Agreement to the 2008/2011 Agreement, under which the Secretary of Energy approved the general terms of an investment project submitted by the Company for the closing of the combined cycle in Genelba Plus current unit.

Such Supplemental Agreement provides for a term of one year for implementation and execution, after that period, the Agreement may be terminated in the event that some of the parties so desired, generating no further responsibility for any of those involved. Currently negotiations are continuing with the Government to advance the project.

29.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

30. Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2012, 2011 and 2010, which are not disclosed in other notes, amount to 45, 18 and 16, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2011 amount to 241.

In addition, as of December 31, 2012, the Company had the following contractual commitments:

(1) Estimated price of $0.16 per MMm3.

(2) Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2012 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

31. Subsequent events

Ongoing negotiations related to our equity investment in Petrobras Argentina SA Electricity Petrobras Finance and Bermuda:

There interested and ongoing negotiations for the sale of our equity interest in these companies, Distrilec shareholders, controlling Edesur, which, at the time of approval of these financial statements have not yet been specified.

32. Expenses classified by nature for the years ended December 31, 2012, 2011 and 2010

         (Stated in millions of Argentine pesos)

Accounts	2010 Total	2011 Total	2012 Total	2012 Costs	2012 Administrative and selling expenses	2012 Exploration expenses
Salaries and wages	726	854	1,069	485	584	-
Other benefits to personnel	153	202	202	87	115	-
Taxes, charges and contributions	402	192	260	16	244	-
Fees and professional advisory	79	82	86	4	82	-
Depreciation of property, plant and equipment	1,024	1,205	1,738	1,684	54	-
Oil and gas royalties	532	578	823	823	-	-
Spare parts and repairs	342	398	536	485	51	-
Geological and geophysical expenses	54	97	44	-	-	44
Abandoned and non-productive well write-downs	136	294	168	-	-	168
Transportation and freights	362	397	438	184	254	-
Procurement of works and services	857	1,065	1,518	1,397	121	-
Fuel, gas, energy and other	38	54	91	83	8	-
Other operating costs and consumptions	55	98	177	115	62	-
Expense reimbursements	(128)	(164)	(185)	(43)	(142)	-
Total 2012			6,965	5,320	1,433	212
Total 2011		5,352		3,756	1,205	391
Total 2010	4,632			3,113	1,329	190

33. Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2012.

The Company revises its estimates of its reserves at least once a year. The Company's reserves estimate as of December 31, 2012, 2011 and 2010 were audited by DeGolyer and MacNaughton. This technical revision covered approximately 76%, 73% and 71% of the Company’s estimated reserves as of December 31, 2012, 2011 and 2010, respectively.

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration
ADS	American Depositary Shares
BCBA	Buenos Aires Stock Exchange
BOE	Barrel Oil Equivalent
BOL	Bolivares
BOPS	Bi-oriented polystyrene
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CGN	Compressed Natural Gas
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities
CNV	Comisión Nacional de Valores - Argentine Securities Commission
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires
Distrilec	Distrilec Inversora S.A.
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
EEUU	Estados Unidos de Norteamérica - United States of America
ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority
EPCA	Enron Pipeline Company Argentina S.A.
EU	Euros
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market
GWh	Giga Watts hour
HES	Quality, Safety, Environmental and Health policies and guidelines
IASB	International Accounting Standards Board
IFO	Intermediate Fuel Oil
IFRS	International Financial Reporting Standards
IPACE	Argentine Professional Institute for Quality and Excellence
LNG	Liquid Natural Gas
LPG	Liquefied Petroleum Gas
LSC	Ley de Sociedades Comerciales - Business Associations Law
Mbbl	Thousands of barrels
MEM	Wholesale Electricity Market
MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry
MMcf	Millions of cubit meters
Mcf	Millions of cubit foot
MOA	Memorandum of Agreement
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry
MW	Mega Watts
MWh	Mega Watts Hour
m3	Cubit Meters
NRV	Net Realizable Value
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados Ltd.
OHSAS	Occupational Health and Safety Assessment Series
ONG	Nongovernmental Organization
OPEC	Organization of the Petroleum Exporting Countries
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Poder Ejecutivo Nacional - Executive Branch of Government
PEPSA	Petrobras Energía Participaciones S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.
PIB BV	Petrobras Internacional Braspetro BV
PVIE	Petrobras Valores Internacional de España S.L.
Rls	Reales
RT	Technical Resolution
RTI	Revisión Tarifaria Integral - Complete Rate Review
SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs
SEC	Security and Exchange Commission
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A.
Tn	Tonnes
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit
US$	United States Dollars
WACC	Weighted Average Cost of Capital
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos
$ BOL	Bolivian Pesos

Report of Independent Auditors

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have audited the accompanying consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated statements of financial position at December 31, 2012, the consolidated statements of income and comprehensive income  and the consolidated statement of changes in equity and of cash flows for the year then ended, and the selected explanatory Notes. Balances and other information for the year 2011 are an integral part of the audited financial statements mentioned above and therefore must be considered in relation to these financial statements.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting standards and added by the National Securities Commission (“CNV”) to its regulations, as approved by the International Accounting Standard Board (“IASB”). Therefore, it is responsible for the preparation and presentation of the consolidated financial statements mentioned in paragraph 1., in accordance with IFRS. Also, the Company´s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for what we mention in paragraph 4., we conducted our audit in accordance with auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

4. We were unable to perform audit procedures over financial information at December 31, 2012 supporting the value recorded for the direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operators of certain hydrocarbon areas in Venezuela) the recorded amount of which totals $ 2,634 million, and (ii) Distrilec Inversora S.A. (“Distrilec”), the recorded value of which amounts to $ 202 million.

5. The Company has estimated at December 31, 2012 the recoverable value of its direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A.,   Petrokariña S.A. and Petroven-Bras S.A., the recorded value of which amounts to $ 2,634 million, (ii) Compañía de Inversiones de Energía S.A. (“CIESA”), the recorded value of which amounts to $ 487 million and (iii) Distrilec, the recorded value of which amounts to $ 202 million. The materialization of certain significant estimates made by the Company to determine the recoverable value of these investments depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of those assets. Furthermore, there is uncertainty as to the possibility that the company Distrilec continues operating as a going concern.

6. In our opinion, except for the effects that possible adjustments and/or reclassifications, if any, might have on the consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the financial statements that might be required from the resolution of the uncertainties described in   paragraph 5., the consolidated financial statements referred to paragraph 1., present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2012, and its financial performance and its cash flows for the year then ended in accordance with IFRS.

7.The figures included in these consolidated financial statements at December 31, 2011 and 2010 arise from financial statements issued by the Company in accordance with IFRS, which were reviewed by a different auditor,  who issued an audit report on July 25, 2012 with qualifications related to uncertainties as to (i)  the assumptions used by the Company to determine the recoverable value of the “mixed companies” from Venezuela and CIESA at December 31, 2011 and 2010, and (ii) the future development of the business of Edesur S.A. and accordingly, the cash flows, future results and the recovery of the value recorded in the non-current assets of Distrilec at December 31, 2011.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

January 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 03/05/2013

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney